FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-14100) of Diageo plc, Diageo Investment Corporation and Diageo Capital plc and in the registration statements on Form S-8 (file No.’s 333-11460 and 333-11462) of Diageo plc and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION
TRADE MARKS AND TRADE NAMES
SELECTED CONSOLIDATED FINANCIAL DATA
Selected Consolidated Financial Data Under UK GAAP
Selected Consolidated Financial Data Under US GAAP
Notes to the selected consolidated financial data
CAPITALISATION AND INDEBTEDNESS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2002
NEW ACCOUNTING STANDARDS IN THE UNITED STATES
RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
LIQUIDITY AND CAPITAL RESOURCES
TREND INFORMATION
INDEX TO THE UNAUDITED FINANCIAL INFORMATION
DIAGEO INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
SIGNATURES

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. Diageo was formed by a merger (the ‘Merger’) of Guinness PLC and Grand Metropolitan Public Limited Company, which became effective on 17 December 1997. As used herein, except as the context otherwise requires, the term the ‘Guinness Group’ refers to the former Guinness PLC and its consolidated subsidiaries, the term ‘GrandMet PLC’ refers to Grand Metropolitan Public Limited Company, the term ‘GrandMet’ refers to GrandMet PLC and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. GrandMet PLC’s fiscal year ended on 30 September of any particular year up until 1997. The company publishes its consolidated financial statements in pounds sterling. In this Form 6-K, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency and references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency. For the convenience of the reader, this Form 6-K contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2002 of £1 = $1.61. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s consolidated financial statements, included in this Form 6-K, have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which is the group’s primary reporting framework. Unless otherwise indicated all financial information contained in this document has been prepared in accordance with UK GAAP. Under UK GAAP, the Merger has been accounted for using merger accounting principles and the results of operations and financial position of Diageo reflect the historical UK GAAP results and financial position of the Guinness Group and GrandMet on a combined basis as though the group had always been one. Under accounting principles generally accepted in the United States (US GAAP), the Merger has been accounted for as an acquisition of the Guinness Group by GrandMet in a purchase transaction on 17 December 1997.

The operating and financial review, selected consolidated financial data and financial information, prepared under UK GAAP, for the six months ended 31 December 2002 and 31 December 2001 that follow have been derived from the published Diageo interim statement. In addition, this Form 6-K contains separate financial information of the group under US GAAP and details of the principal differences between UK and US GAAP relevant to Diageo.

The principal executive office of the company is located at 8 Henrietta Place, London, W1G 0NB, England and its telephone number is +44 (0) 20 7927 5200.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of business combinations, acquisitions or disposals and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business and environmental laws;

•	Changes in the food industry in the United States, including increased competition and changes in consumer preferences;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing and promotional expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing.

Past performance cannot be relied upon as a guide to future performance.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the “Risk Factors” contained in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2002 filed with the Securities and Exchange Commission (SEC).

TRADEMARKS AND TRADE NAMES

This report on Form 6-K includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for their use.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and notes included elsewhere in this report and Diageo’s Annual Report on Form 20-F for the year ended 30 June 2002.

Selected Consolidated Financial Data Under UK GAAP

The following table presents selected consolidated financial data for Diageo in accordance with UK GAAP for each of the six months ended 31 December 2002 and 31 December 2001, presented elsewhere in this document, and the five years ended 30 June 2002 and as at the appropriate period ends. The selected consolidated financial data for the four years ended 30 June 2002 and as at the appropriate year ends and as at 30 June 1998 has been derived from Diageo’s consolidated financial statements, which have been audited by Diageo’s independent auditor. The selected consolidated financial data in accordance with UK GAAP for the six months ended 31 December 2002 and 31 December 2001, and for the year ended 30 June 1998 is derived from unaudited information. The unaudited consolidated interim financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six months ended 31 December 2002 are not necessarily indicative of the results for the year ending 30 June 2003.

	Six months ended 31 December					Year ended 30 June

	2002(1)	2002		2001		2002		2001		2000		1999		1998
	(unaudited)	(unaudited)		(unaudited)										(unaudited)
Profit and loss account data under UK	$	£		£		£		£		£		£		£
GAAP (4)	(in millions, except dividend and per ordinary share data)
Turnover
Premium drinks	7,968	4,949		4,458		8,704		7,580		7,117		7,163		7,503
Discontinued operations (2)	771	479		2,020		2,578		5,241		4,753		4,632		4,526

Total turnover	8,739	5,428		6,478		11,282		12,821		11,870		11,795		12,029

Operating profit before goodwill amortisation and exceptional items
Premium drinks	1,913	1,188		967		1,768		1,432		1,286		1,240		1,317
Discontinued operations (2)	88	55		269		350		695		694		663		625

Total operating profit before goodwill amortisation and exceptional items	2,001	1,243		1,236		2,118		2,127		1,980		1,903		1,942
Goodwill amortisation and exceptional items charged to operating profit (3)	(172)	(107)		(291)		(465)		(254)		(198)		(386)		(572)

Operating profit	1,829	1,136		945		1,653		1,873		1,782		1,517		1,370
Other exceptional items (3)	(2,248)	(1,396)		338		758		(4)		(166)		86		405
(Loss)/profit for the period	(739)	(459)		810		1,617		1,207		990		937		879
Dividend per share	$0.16	9.9	p	9.3	p	23.8	p	22.3	p	21.0	p	19.5	p	23.3	p
Earnings per share
- basic	($0.24)	(14.6p	)	24.1	p	48.8	p	35.7	p	29.2	p	26.5	p	23.0	p
- diluted	($0.24)	(14.6p	)	24.1	p	48.7	p	35.7	p	29.1	p	26.4	p	22.8	p
Earnings before goodwill amortisation and exceptional items per ordinary share
- basic	$0.47	29.5	p	26.2	p	43.6	p	42.4	p	37.8	p	33.6	p	33.0	p
- diluted	$0.47	29.5	p	26.1	p	43.5	p	42.4	p	37.7	p	33.4	p	32.7	p

	As at 31 December			As at 30 June

	2002(1)	2002	2001	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)	(unaudited)
Balance sheet data under UK GAAP	$	£	£	£	£	£	£	£
	(in millions)
Net current assets/(liabilities) (5)	538	334	1,051	(32)	226	(115)	(941)	(26)
Total assets	27,479	17,068	19,548	18,493	17,644	16,089	16,216	17,199
Net borrowings (6)	8,467	5,259	4,994	5,496	5,479	5,545	6,056	4,508
Shareholders’ equity	8,407	5,222	6,969	6,001	5,123	4,664	3,964	4,574
Called up share capital (7)	1,465	910	976	930	987	990	992	1,139

	No.	No.	No.	No.	No.	No.	No.	No.

	(in millions)
Number of ordinary shares (7)	3,144	3,144	3,372	3,215	3,411	3,422	3,428	3,594

This information should be read in conjunction with the notes on pages 6 and 7.

Selected Consolidated Financial Data Under US GAAP

The following table presents selected consolidated financial data for Diageo in accordance with US GAAP for each of the six months ended 31 December 2002 and 31 December 2001, the four years ended 30 June 2002 and the nine months ended 30 June 1998. The selected consolidated financial data for the years ended 30 June 2002 and 30 June 2001 has been based on information contained in Diageo’s UK GAAP consolidated financial statements. The selected consolidated financial data for the years ended 30 June 2000 and 30 June 1999 and for the nine months ended 30 June 1998 and as at 30 September 1998 has been extracted from Diageo’s US GAAP audited consolidated financial statements. The information for the six months ended 31 December 2002 and 2001 is derived from unaudited information. The unaudited consolidated interim financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six months ended 31 December 2002 are not necessarily indicative of the results for the year ending 30 June 2003.

														Nine
														months
														ended
	Six months ended 31 December					Year ended 30 June								30 June

	2002(1)	2002		2001		2002		2001		2000		1999		1998
	(unaudited)	(unaudited)		(unaudited)
Income statement data under US	$	£		£		£		£		£		£		£
GAAP (2)(4)(10)	(in millions, except per ordinary share and ADS data)
Sales	8,440	5,242		6,282		10,760		11,868		11,015		11,579		7,399
Operating income (8)	557	346		1,023		1,809		1,335		1,221		898		355
Gains/(losses) on disposals of businesses	31	19		1,412		1,843		(8)		75		(35)		559
Net income	243	151		1,800		2,554		758		798		392		430
Basic earnings per ordinary share	$0.08	4.8	p	53.6	p	77.0	p	22.4	p	23.5	p	11.1	p	14.0	p
Diluted earnings per ordinary share	$0.08	4.8	p	53.5	p	77.0	p	22.4	p	23.5	p	11.0	p	13.9	p
Basic earnings per ADS	$0.32	19.2	p	214.4	p	308.0	p	89.6	p	94.0	p	44.4	p	56.0	p

								As at 30
	As at 31 December			As at 30 June				September

	2002(1)	2002	2001	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)	(unaudited)
Balance sheet data under US GAAP	$	£	£	£	£	£	£	£
	(in millions)
Total assets	41,041	25,491	26,448	26,153	25,955	24,868	25,586	27,726
Long term obligations (9)	5,923	3,679	4,344	3,892	4,029	3,753	3,431	2,931
Shareholders’ equity	16,580	10,298	12,607	11,316	11,880	11,802	11,690	13,084

This information should be read in conjunction with the notes on pages 6 and 7.

Notes to the selected consolidated financial data

(1)	For the convenience of the reader, pounds sterling amounts for UK GAAP and US GAAP information for the six months ended 31 December 2002 and as at 31 December 2002 have been translated into US dollars at the noon buying rate on 31 December 2002 of £1 = $1.61.

(2)	Included within discontinued operations, under UK GAAP, are the quick service restaurants business (Burger King) and the packaged food businesses (Pillsbury). The quick service restaurants and packaged food businesses have been included in continuing operations under US GAAP. There are no discontinued operations under US GAAP. The UK GAAP consolidated financial statements presented in the 2002 Annual Report on Form 20-F have been restated to reclassify the quick service restaurants business as discontinued and these consolidated financial statements have been included in this Form 6-K. See note (8) for a description of the different accounting treatment of the Burger King transaction under UK and US GAAP.

(3)	An analysis of goodwill amortisation and exceptional items before taxation under UK GAAP is as follows:

	Six months ended
	31 December		Year ended 30 June

	2002	2001	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)					(unaudited)
	£	£	£	£	£	£	£
	(in millions)
Charged to operating profit
Continuing operations
Goodwill amortisation	(1)	(2)	(2)	(2)	(1)	—	—
Seagram integration costs	(89)	(40)	(164)	—	—	—	—
Premium drinks integration costs	(15)	(21)	(48)	(74)	—	—	—
GrandMet/Guinness merger integration costs	—	—	—	—	(83)	(262)	(302)
Other restructuring and reorganisation costs	—	—	—	(79)	—	—	—
José Cuervo settlement	—	(220)	(220)	—	—	—	—
Share option funding costs	—	—	—	—	—	(43)	—
Agreement with LVMH and employee incentive schemes	—	—	—	—	—	—	(270)

	(105)	(283)	(434)	(155)	(84)	(305)	(572)
Discontinued operations
Goodwill amortisation	(2)	(8)	(10)	(24)	(16)	(4)	—
Other restructuring and reorganisation costs	—	—	(21)	(75)	(98)	(77)	—

	(2)	(8)	(31)	(99)	(114)	(81)	—

	(107)	(291)	(465)	(254)	(198)	(386)	(572)

Other exceptional items
Continuing operations
Charged to associates	(15)	(17)	(41)	—	—	(8)	(15)
Charged to interest	—	—	—	—	—	—	(58)
(Losses)/gains on disposal of tangible fixed assets	(2)	1	1	25	2	2	6
Gains/(losses) on disposal and termination of businesses	16	34	512	28	(165)	142	580
Merger transaction costs	—	—	—	—	—	—	(85)

	(1)	18	472	53	(163)	136	428
Discontinued operations
Charged to associates	—	—	—	—	(3)	—	—
(Losses)/gains on disposal of tangible fixed assets	(1)	(6)	(23)	(6)	3	(12)	(1)
(Losses)/gains on disposal and termination of businesses	(1,394)	326	309	(51)	(3)	(38)	(22)

	(1,395)	320	286	(57)	(3)	(50)	(23)

	(1,396)	338	758	(4)	(166)	86	405

(4)	The results for the six months ended 31 December 2002 and the year ended 30 June 2002 have been affected by the acquisition of the Seagram spirits and wine businesses on 21 December 2001.

Notes to the selected consolidated financial data - (continued)

(5)	Net current assets/(liabilities) is defined as current assets less current liabilities.

(6)	Net borrowings is defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash at bank and liquid resources, interest rate and foreign currency swaps and current asset investments.

(7)	The called up share capital represents the number of ordinary shares in issue. During the six months ended 31 December 2002 the group repurchased for cancellation 71 million ordinary shares at a cost of £552 million (six months ended 31 December 2001 - 40 million ordinary shares, cost of £279 million). During the year ended 30 June 2002 the group repurchased for cancellation 198 million of its ordinary shares at a cost of £1,658 million (2001 - 18 million ordinary shares, cost of £108 million; 2000 - 10 million ordinary shares, cost of £54 million; 1999 - 175 million shares, cost of £1,211 million (including £15 million for ‘B’ shares); nine months ended 30 June 1998 - 540 million ‘B’ shares, cost of £2,775 million).

(8)	An analysis of unusual (charges)/income included in, and affecting the comparability of operating income, under US GAAP is as follows:

							Nine months
	Six months ended						ended
	31 December		Year ended 30 June				30 June

	2002	2001	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)					(unaudited)
	£	£	£	£	£	£	£
	(in millions)
Merger integration costs	(15)	(21)	(48)	(74)	(81)	(232)	(180)
Seagram integration costs	(66)	(28)	(82)	—	—	—	—
Restructuring costs	—	—	—	(95)	(34)	—	(6)
José Cuervo settlement	—	(198)	(194)	—	—	—	—
Derivative instruments in respect of General Mills shares	(60)	—	166	—	—	—	—
Impairment charge	—	—	(135)	—	—	(74)	—
Burger King transaction	(685)	—	—	—	—	—	—
Plant closure costs	—	—	—	—	—	(40)	—
Accelerated vesting of share option plans	—	—	—	—	—	—	(90)

	(826)	(247)	(293)	(169)	(115)	(346)	(276)

Under UK GAAP, the sale of Burger King has been accounted for as a disposal and the results prior to the disposal date are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) would be presented within continuing operations in the income statement, and on the completion date of the transaction, a charge for impairment would be recognised rather than a loss on disposal. Following the completion date, Diageo would not recognise profits of Burger King in its income statement but would, generally, reflect losses of Burger King as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, Diageo includes the total assets and total liabilities (including consideration deferred under US GAAP) within ‘other long term assets’ and ‘other long term liabilities’ which at 31 December 2002 were each £1.3 billion. Under US GAAP, the transaction would be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

The Burger King transaction, included in the table above, reflects an impairment charge of £618 million and costs associated with the transaction.

(9)	Long term obligations is defined as long term borrowings and capital lease obligations which fall due after more than one year.

(10)	The results of the Guinness Group have been included in the US GAAP consolidated financial statements from 31 December 1997, the deemed acquisition date.

CAPITALISATION AND INDEBTEDNESS

The following table sets forth, on a UK GAAP basis, the unaudited actual capitalisation of the Diageo Group as at 31 December 2002:

31 December 2002

(unaudited)
£ million
Short term borrowings (including current portion of long term borrowings)	3,521

Finance lease obligations	—
Long term borrowings
Due from one to five years	2,848
Due after five years	615

3,463

Minority interests (equity and non-equity)	535
Shareholders’ equity
Called up share capital	910
Share premium account	1,325
Revaluation reserve	126
Capital redemption reserve	3,032
Profit and loss account	(171)

5,222

Total capitalisation	9,220

Notes

1.	At 31 December 2002, the group had cash at bank and liquid resources of £1,360 million and interest rate and foreign currency swaps of £365 million.

2.	At 31 December 2002, £38 million of the group’s net borrowings due within one year and £219 million of the group’s net borrowings due after more than one year were secured.

3.	At 31 December 2002, there were potential issues of approximately 5 million new ordinary shares outstanding under Diageo’s employee share option schemes.

4.	At 31 December 2002, the total authorised share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 3,143,761,256 ordinary shares were issued and fully paid.

5.	There has been no material change in the capitalisation of the group since 31 December 2002.

6.	In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£528 million) of external borrowings of Burger King. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. At 30 June 2002, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million) until 13 November 2009. Including this guarantee, but net of the amount provided in the financial statements, at 30 June 2002, the group has given performance guarantees and indemnities to third parties of £102 million. Apart from the items referred to above, there has been no material change since 30 June 2002 in the group’s performance guarantees and indemnities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

Diageo’s strategy is to focus on its branded drinks businesses with international potential. Diageo considers its brands to be important to its operations and the focus of its business strategy is to strengthen and increase international consumer appeal for its key brands. Diageo completed the disposal of its quick service restaurants business on 13 December 2002 and the combination of the group’s packaged food business with General Mills, Inc (General Mills) on 31 October 2001.

The unaudited consolidated interim information for the six months ended 31 December 2002, presented in this Form 6-K, includes the results of the quick service restaurants business for the five and half months ended 13 December 2002. In accordance with UK GAAP, the results of the quick service restaurants and packaged food businesses have been included within discontinued operations.

The following discussion is based on Diageo’s UK GAAP results for the six months ended 31 December 2002 compared with the six months ended 31 December 2001. In addition, there is an explanation of the significant reconciling items between UK and US GAAP net income for the six months ended 31 December 2002 and 31 December 2001.

There are a number of accounting differences between UK and US GAAP. A reconciliation of net income from UK to US GAAP and an explanation of the differences between UK and US GAAP is set out in the US GAAP unaudited consolidated interim information on pages F-9 and F-10 of this Form 6-K.

Unless otherwise stated, percentage movements given for volume, turnover, net sales, marketing expenditure and operating profit throughout the discussion below are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before goodwill amortisation and exceptional items. Comparisons are with the equivalent period last year. Organic growth is reported to help a reader more readily understand operating performance from period to period since the percentage movements reflect only operating performance that is comparable. The organic growth calculation is explained in more detail below.

Where a business, brand distribution right or agency agreement was disposed of in the current year, the group would, under organic growth calculations, adjust the results for the prior year to remove the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic growth numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its results would also be completely excluded from that prior period’s performance in an organic calculation, since the group enjoyed no contribution from that business in the current year.

For acquisitions, a similar adjustment is made to exclude from the current period’s results any profits generated by the acquired business that would not have been enjoyed in the prior comparable period. Again, if a business were acquired part way through the prior period then that period in which the group owned the business in the current year (usually the entire year), but did not in the comparable prior period, would be excluded from an organic growth calculation.

A further adjustment in organic calculations is to exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates.

In the discussion below, volume has been measured on an equivalent servings basis to 9 litre cases of spirits. Equivalent cases are calculated as follows: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5, ready to drink in nine litre cases divide by 10. An equivalent case represents approximately 272 servings. A serving comprises 35ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.

Six months ended 31 December 2002 compared with the six months ended 31 December 2001

The organic growth calculations for turnover, net sales (turnover less excise duty) and operating profit before goodwill amortisation and exceptional items for the six months ended 31 December 2002 against the six months ended 31 December 2001 were as follows:

Turnover

				2001	Acqui-	Organic		Organic
	2001	Exchange	Disposals	restated	sitions	growth	2002	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Major markets
North America	1,147	(68)	(61)	1,018	444	14	1,476	1
Great Britain	845	—	(80)	765	17	79	861	10
Ireland	518	10	(9)	519	1	2	522	—
Spain	224	5	(6)	223	35	(14)	244	(6)

	2,734	(53)	(156)	2,525	497	81	3,103	3
Key markets	1,097	(60)	(15)	1,022	141	—	1,163	—
Venture markets	627	(10)	(12)	605	12	66	683	11

Total	4,458	(123)	(183)	4,152	650	147	4,949	4

Net sales

				2001	Acqui-	Organic		Organic
	2001	Exchange	Disposals	restated	sitions	growth	2002	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Major markets
North America	958	(55)	(56)	847	373	11	1,231	1
Great Britain	515	—	(49)	466	9	30	505	6
Ireland	344	6	(8)	342	1	7	350	2
Spain	175	2	(5)	172	26	(12)	186	(7)

	1,992	(47)	(118)	1,827	409	36	2,272	2
Key markets	868	(47)	(14)	807	100	4	911	—
Venture markets	481	(9)	(10)	462	9	69	540	15

Total	3,341	(103)	(142)	3,096	518	109	3,723	4

Operating profit before goodwill amortisation and exceptional items

				2001	Acqui-	Organic		Organic
	2001	Exchange	Disposals	restated	sitions	growth	2002	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Major markets
North America	253	10	(16)	247	154	12	413	5
Great Britain	136	—	(11)	125	4	15	144	12
Ireland	86	4	(1)	89	—	—	89	—
Spain	60	1	(2)	59	11	(9)	61	(15)

	535	15	(30)	520	169	18	707	3
Key markets	287	(15)	(7)	265	39	13	317	5
Venture markets	145	—	(5)	140	3	21	164	15

Total	967	—	(42)	925	211	52	1,188	6

Notes

(1)    Organic growth is calculated for continuing operations only. Consequently, there are no organic figures presented for the packaged food or quick service restaurants businesses which were sold in October 2001 and December 2002, respectively.

(2)    Disposal adjustments for turnover, net sales and operating profit before goodwill amortisation and exceptional items were in respect of the disposal of Malibu rum (£65 million, £56 million and £23 million, respectively); the sale of Croft and Delaforce port and sherry brands (£4 million, £3 million and £2 million, respectively); the sale of Glen Ellen wines (£28 million, £25 million and £4 million, respectively); the termination of the Brown Forman distribution rights in Great Britain (£62 million, £37 million and £8 million, respectively); and other disposals (£24 million, £21 million and £5 million, respectively).

(3)    The Seagram spirits and wine businesses accounted for all of the turnover, net sales and operating profit before goodwill amortisation and exceptional items in respect of the acquisitions of £650 million, £518 million and £211 million, respectively.

(4)    Organic growth percentages are calculated as the organic growth amount in £ million, expressed as a percentage of the 2001 restated figures.

Diageo group

The results of the group for the six months ended 31 December 2002 and the six months ended 31 December 2001 are summarised below:

	Six months ended 31 December

	2002	2001
	(unaudited)	(unaudited)
	£ million	£ million
Operating profit before goodwill amortisation and exceptional items	1,243	1,236
Goodwill amortisation	(3)	(10)
Operating exceptional items	(104)	(281)

Operating profit	1,136	945
Share of profits of associates before goodwill amortisation and exceptional items	266	162
Other exceptional items	(1,396)	338
Interest payable (net)	(214)	(170)

(Loss)/profit before taxation	(208)	1,275
Taxation	(206)	(423)
Minority interests	(45)	(42)

(Loss)/profit for the period	(459)	810

The group uses a weighted average exchange rate to translate the results of its US subsidiaries in its consolidated financial statements. For the six months ended 31 December 2002, this rate was £1 = $1.55 (six months ended 31 December 2001 - £1 = $1.44).

On a reported basis, turnover decreased by £1,050 million (16%) from £6,478 million in the six months ended 31 December 2001 to £5,428 million in the six months ended 31 December 2002, following the disposals of Pillsbury in October 2001 and Burger King in December 2002. For continuing operations, turnover increased by £491 million (11%) from £4,458 million in the six months ended 31 December 2001 to £4,949 million in the six months ended 31 December 2002. On an organic basis, turnover grew 4%. The Seagram spirits and wine businesses, which were acquired on 21 December 2001, contributed £650 million to turnover during the period.

Reported operating profit before goodwill amortisation and exceptional items increased £7 million from £1,236 million to £1,243 million. Reported operating profit before goodwill amortisation and exceptional items, for continuing operations, increased by £221 million (23%) from £967 million to £1,188 million. On an organic basis, operating profit before goodwill amortisation and exceptional items for continuing operations increased 6%. The Seagram spirits and wine businesses contributed £211 million to operating profit before goodwill amortisation and exceptional items.

On a reported basis, marketing investment for continuing operations increased 21% from £554 million to £668 million. Organically, marketing investment increased 13%.

Reported profit before goodwill amortisation, exceptional items, taxation and minority interests increased by £67 million (5%) from £1,228 million in the six months ended 31 December 2001 to £1,295 million in the six months ended 31 December 2002. In local currency terms this was an increase of 5%. The net interest charge increased by £44 million (26%) from £170 million in the prior period to £214 million in the six months ended 31 December 2002.

Exceptional items before taxation were a charge of £1,500 million in the six months ended 31 December 2002. After goodwill amortisation and exceptional items, the result before taxation and minority interests decreased by £1,483 million from a profit of £1,275 million to a loss of £208 million in the six months ended 31 December 2002. The result for the period decreased by £1,269 million from an £810 million profit to a loss of £459 million.

Premium drinks

Reported turnover increased by £491 million (11%) from £4,458 million in the six months ended 31 December 2001 to £4,949 million in the six months ended 31 December 2002. Reported operating profit before goodwill amortisation and exceptional items increased by £221 million (23%) from £967 million to £1,188 million. On an organic basis, turnover increased 4% and operating profit increased 6%.

Reported volume increased 13% as a result of the addition of 9.4 million equivalent cases from the Seagram acquisition and organic volume growth of 1%. Organic volume growth in global priority brands was 4%, local priority brands declined 3% and category management brands (all brands other than global priority brands and local priority brands) declined 4%. Volume growth of the global priority brands excluding RTD was 3%, compared to 4% in the six months ended 31 December 2001. Overall, global priority brand volume performance reflects a more consistent performance across the brands than in prior periods. Johnnie Walker Black Label and Red Label both grew volume, up 6% and 5% respectively, and J&B was the only brand on which volume declined. Local priority brand volume was down 3%, reflecting a 341,000 equivalent case reduction of Dimple in South Korea and the reduction in volume of Buchanan’s in Venezuela as a result of economic conditions. Excluding the impact of these, overall performance was in line with the same period last year. Category management brands remained in decline due to weaker volume of low value vodkas in North America, Spey Royal in Thailand and Gilbey’s Gin in the Philippines.

Reported net sales increased 11% from £3,341 million to £3,723 million, driven by £518 million of net sales from the Seagram acquisition, a 1% organic increase in volume and a 3% improvement in price and mix. On a reported basis, RTD net sales increased 9% from £382 million to £416 million. Net sales of the global priority brands excluding RTD increased 5%, in line with last year.

Reported marketing investment increased 21% to £668 million and organic growth was 13%. Marketing investment in the global priority brands grew 15% to £421 million, particularly behind Smirnoff Ice, Tanqueray and Guinness. In many markets, particularly in North America, Great Britain and Ireland, share of voice in marketing spend increased as Diageo continued to invest, even in difficult times, behind the drivers of future growth, including new product launches.

The acquisition of certain Seagram businesses, which include the brands Captain Morgan, Crown Royal, Seagram’s 7, Seagram’s VO, Cacique, Windsor Premier, Myers’s Rum and Sterling Vineyards, completed on 21 December 2001. During the six months ended 31 December 2002, volume of these brands was 9.4 million equivalent cases, net sales were £518 million and attributable operating profit was £211 million after a charge of approximately £18 million in respect of the cost of discontinuing Captain Morgan Gold which was launched in May 2002.

Volume and net sales growth by brand classification

	Equivalent	Volume	Net sales
	cases	growth	growth

	(millions)%		%
Smirnoff	12.6	6	13
Johnnie Walker	6.3	5	5
Guinness	5.7	—	6
Baileys	4.0	12	14
J&B	3.5	(8)	(7)
Cuervo	2.0	—	(1)
Tanqueray	1.0	2	5

Total global priority brands	35.1	4	7
Local priority brands	7.2	(3)	(5)
Category management brands	14.2	(4)	—

	56.5	1	4
Acquisitions
Seagram brands	9.4
Total	65.9

Market review

			Category
	Global priority	Local priority	management
	brands	brands	brands	Total

	%	%	%	%
Volume growth by market
Major markets
North America	4	(4)	(5)	1
Great Britain	10	1	4	7
Ireland	(1)	(5)	9	(2)
Spain	(13)	(2)	(1)	(11)
	2	(2)	(3)	1
Key markets	1	(6)	(4)	(2)
Venture markets	12	5	(4)	6
Total	4	(3)	(4)	1

Net sales growth by market
Major markets
North America	5	(6)	(8)	1
Great Britain	9	(4)	11	6
Ireland	3	—	4	2
Spain	(11)	(3)	17	(7)
	4	(3)	1	2
Key markets	5	(10)	(2)	—
Venture markets	23	6	1	15
Total	7	(5)	—	4

Review by market

North America

	Reported	Organic
	growth	growth

Volume	38%	1%
Turnover	29%	1%
Net sales	28%	1%
Marketing	32%	8%
Operating profit	63%	5%

Key drivers:

•	Volume of global priority brands up 4%

•	Disappointing category management and local priority brand performance

•	RTD category under pressure

•	Market share of spirits brands increased by 0.5 percentage points

Reported turnover was up 29% from £1,147 million to £1,476 million in the six months ended 31 December 2002. On an organic basis, this represented growth of 1%. Volume was up 1% and net sales also grew 1%. During the period, organic operating profit growth was 5% and the Seagram spirits and wine businesses contributed £154 million to the total reported operating profit of £413 million.

Diageo North America continued to make good progress on a number of strategic initiatives. The ex-Seagram brands were successfully integrated into the business, providing Diageo with the critical mass necessary to execute the Next Generation Growth initiative. Diageo has now appointed new distribution partners committed to providing a sales force dedicated to Diageo brands in 26 states. This represents over 70% of Diageo’s volume in the United States.

The global priority brands continued to perform well, and volume grew 4% over the comparable period with strong performances from Smirnoff, up 4%, Johnnie Walker Black Label, up 9%, and Baileys, up 12%. Cuervo and Tanqueray also showed volume improvements versus the comparable period with volume up 4% and 1%, respectively. The local priority brands declined 4%, with Beaulieu Vineyard down 18%, and Gordon’s Gin down 6%, offset by good volume growth in other local priority brands. Volume of category management brands declined due to intense price competition at the lower price points of some categories. Diageo chose not to pursue volume at the expense of value.

Marketing investment increased 8% over the same period last year, driven by investment behind Smirnoff Ice, Cuervo and Tanqueray. In addition to the increased investment in marketing, Diageo North America was able to generate efficiencies from the move to a single media buyer and the increased market presence provided by the addition of the Seagram brands.

Smirnoff volume was up 4%. Excluding RTDs, volume was up 8%, driven by continued strong growth of the Smirnoff flavoured vodka range. Smirnoff Red grew its share of the domestic vodka segment. Smirnoff Ice volume and net sales declined 8% and 5%, respectively. This was due to increasing competition in the RTD category following the entry of a number of new branded RTDs, partially offset by increases in on-premise distribution through the introduction of new packaging formats. While the RTD category has continued to grow and now represents nearly 5% of the sales value of the beer category, Smirnoff Ice’s share has declined in the period. Approximately 60,000 equivalent cases of Smirnoff Ice Triple Black were shipped in the period prior to its launch in January 2003.

Johnnie Walker volume increased 1% and net sales grew 7% during the period. This favourable mix was caused by volume growth of 9% in Johnnie Walker Black Label and volume decline of 5% in Johnnie Walker Red Label. However, Johnnie Walker Red Label increased its share of the premium scotch category and Johnnie Walker Black Label grew its share of the deluxe scotch category.

Baileys volume grew 12% during the period with net sales up 16%. Marketing investment was down 12%, although media impact doubled as more effective media planning led to a shift from local to national programming.

While J&B volume declined 1% in the period, net sales were level and contribution from the brand increased 20% as marketing investment was reduced 42%.

Tanqueray volume increased 1% and net sales grew 5%. Price increases were achieved in key states and marketing investment grew 29% following the launch of the “Distinctive Since” campaign.

Cuervo volume grew 4%, whilst net sales grew 2% reflecting the price decrease as the agave shortage started to alleviate. Marketing investment grew 14% focused behind brand building initiatives.

Volume of Captain Morgan was up 21% and Crown Royal was up 19% against the six months ended 31 December 2001 when, under the previous owners, trade stocks were reduced. For both brands, depletions in the United States were still strong, up 10% and 11% respectively. Captain Morgan and Crown Royal have grown share of the rum and Canadian whiskey categories, respectively.

The performance of the wine brands was mixed in a difficult market. Beaulieu Vineyard volume declined 18% due to temporary disruption caused mainly by changes in the distributor networks and an increasingly price competitive market. In contrast, however, volume of Sterling Vineyards was up 28% as it faced the competitive market with a stronger brand profile. The brand benefited from the increased distribution which has resulted from its integration into the Diageo portfolio and increased marketing investment.

Great Britain

	Reported	Organic
	growth	growth

Volume	Level	7%
Turnover	2%	10%
Net sales	(2)%	6%
Marketing	17%	9%
Operating profit	6%	12%

Key drivers:

•	Volume growth achieved across the business

•	Global priority brand volume up 10%

•	RTD profitability adversely affected by duty increase in April 2002

Volume growth was achieved across Diageo’s business in Great Britain. Global priority brands were up 10%, local priority brands were up 1% and category management brands were up 4%. Similarly, spirits volume was up 8%, Guinness was up 1% and wine was up 16%. This strong performance was the result of the comprehensive restructuring of the field sales force carried out in the last year and through continued investment behind proven marketing campaigns. Diageo’s sales team now visit 34,000 outlets, up from

23,000, and, as a result, on-trade distribution gains were evident for many priority brands. Marketing investment grew 19%, including £9 million spent behind new brand launches, and operating profit was up 12% to £144 million.

Volume growth in the RTD category has been adversely impacted by the increase in excise duty in April 2002. Diageo’s RTD volume in Great Britain grew 4%. Volume of Smirnoff Ice grew 7% and it has continued to outperform the category with market share now 26%. This performance has been driven by successful renovation through Smirnoff Black Ice. However, volume of Archers Aqua fell 19% in the period. Operating margins on RTD were adversely impacted by the absorption of the excise duty increase through price discounting and by increased competition.

Smirnoff Red volume was up 11% with net sales up 19% as a result of a 6% price increase implemented in September 2002. Smirnoff Red held market share at 33% despite increased price competition in the vodka category.

Baileys continued to deliver impressive volume growth, up 35%. Brand building activity was focused on driving more regular usage. The launch of Baileys Minis continued this focus. Baileys, which is the clear leader in the cream liqueur category, increased its share of the total spirits market.

Guinness volume was up 1% despite a 1% decline in the overall beer category. The brand has reversed the 1% volume decline seen in the six months ended 31 December 2001.

Volume of Gordon’s Gin was up 6%, benefiting from the new advertising campaign and packaging. However, the performance of Gordon’s Edge, which has sold about 20,000 equivalent cases since its launch in May 2002, has been disappointing.

Bell’s volume grew 2%, supported by the Jools Holland advertising campaign and strong promotional activity.

Diageo’s wine brands grew strongly in the period driven mainly by the performance of Blossom Hill, where volume grew 10%. Blossom Hill Red is now the best selling wine in the off-trade in Great Britain.

Ireland

	Reported	Organic
	growth	growth

Volume	(3)%	(2)%
Turnover	1%	Level
Net sales	2%	2%
Marketing	12%	12%
Operating profit	3%	Level

Key drivers:

•	Beverage alcohol market impacted by slowing economy

•	Guinness volume down 3%

•	Baileys volume up 11%

•	RTD volume up 23%

In Ireland, turnover was slightly increased on a reported basis, from £518 million in the six months ended 31 December 2001 to £522 million in the six months ended 31 December 2002. Operating profit was up from £86 million to £89 million. On an organic basis, both turnover and operating profit were level.

Continued economic weakness in Ireland has led to a significant slowdown in consumer spending. As a result, the long alcoholic drinks sector declined 3% after a number of years of modest growth. Over 75% of Diageo’s business in Ireland is in this sector and hence the overall volume decline of 2% reflects these trends. Strong volume performance in Baileys, up 11%, Smirnoff, up 3%, including Smirnoff Ice, up 12%, was offset by a 5% decline in the volume of beer brands. Guinness volume declined 3% but it held market share, stabilising its position after a number of years of market share declines. Despite the volume decline, operating profit was level as a result of price increases broadly in line with inflation. Marketing investment grew 12%, driven by increased spend on Guinness and the renovation of the RTD portfolio with the launch of Smirnoff Black Ice. Smirnoff Black Ice and Smirnoff Ice on Draught together now represent 25% of Smirnoff Ice volume in Ireland.

Spain

	Reported	Organic
	growth	growth

Volume	1%	(11)%
Turnover	9%	(6)%
Net sales	6%	(7)%
Marketing	16%	10%
Operating profit	2%	(15)%

Key drivers:

•	Spirits market impacted by slowing economy

•	Market share gains in scotch, premium scotch, cream liqueur and dark rum

Spain reported turnover of £244 million in the six months ended 31 December 2002, up 9% versus the £224 million reported in the prior period. On an organic basis, volume, turnover and net sales declined 11%, 6% and 7%, respectively. The comparison against the same period last year was impacted by the buy-in which occurred last year ahead of the duty increase in January 2002; this was estimated to be worth 5 percentage points of volume growth in that period.

Reported operating profit was up £1 million as a result of the inclusion of Cacique, an ex-Seagram brand, but operating profit was down 15% on an organic basis. Organic operating profit growth was constrained by increased investment in marketing, up 10%, including the launch costs of J&B Twist.

The pace of growth in the premium drinks business in Spain has been adversely impacted by the slowing economy and increasing inflation, particularly in the on-trade. The introduction of an 8% increase in excise duty on spirits in January 2002 also negatively impacted the growth of the spirits industry. Within this overall environment, Diageo has made clear market share gains in the scotch, premium scotch, cream liqueur, and dark rum categories.

The economic environment has particularly affected the standard scotch whisky category, which accounts for 30% of the total spirits market in Spain and which declined in the period. However, although volume of J&B has been affected by this trend and declined 11%, its market share grew. In addition, the premium and malt whisky category continues to grow and Diageo’s market share is now over 50%.

Dark rum is the fastest growing category in Spain, and Diageo, with approximately a 45% share of this increasingly important category, is well placed to maximise this opportunity. Cacique and Pampero have both achieved volume growth, up 47% and 5%, respectively, and Diageo gained share in the dark rum category.

Key markets

	Reported	Organic
	growth	growth

Volume	3%	(2)%
Turnover	6%	Level
Net sales	5%	Level
Marketing	9%	5%
Operating profit	10%	5%

Key drivers:

•	Global priority brand volume up 1%

•	Impact of difficult economic situation in Latin America

•	Strong volume and profit growth in Africa and Global Duty Free

Reported turnover in the six months ended 31 December 2002 was £1,163 million, up 6% on the prior period figure of £1,097 million. On an organic basis, turnover was level. Overall growth in key markets, with operating profit up 5% to £317 million, was constrained by the economic situation in Latin America and the decision to change distributors in South Korea. However, several markets performed strongly including Africa and Global Duty Free. During the period, the Seagram brands acquired by Diageo, including Windsor Premier in South Korea and Cacique in Venezuela, contributed £141 million to turnover and £39 million to operating profit.

Volume was down 2%, whilst net sales were level versus the same period last year with price increases achieved in Africa, principally Nigeria, and in Thailand on Johnnie Walker. Marketing investment grew 5%, driven by increased spend behind Guinness in Africa and Johnnie Walker in France, South Korea and Thailand.

Global priority brands achieved volume growth of 1% and net sales growth of 5% during the period. Volume of Guinness was up 7%, reflecting the continued growth in Africa. Volume of Johnnie Walker Red Label increased 7% due to strong performance in Australia and a weak comparative period in Brazil, when distributor de-stocking took place. Volume of Johnnie Walker Black Label was level, with growth in Taiwan offset by the decline in Venezuela. J&B volume declined 9%, mainly due to the Portuguese market where, consistent with Diageo’s strategy of maintaining value, it was decided not to follow the large price reductions taken by competitors.

RTD volume was up 22%. New RTDs launched in the period included Archers Aqua and Smirnoff Ice in Australia, Johnnie Walker ONE in Brazil, and Smirnoff Ice in Taiwan.

Local priority brand volume fell 6%, impacted by the change of distribution for Dimple in South Korea described below and a 46% decline in volume of Buchanan’s in Venezuela. Category management brands fell 4%, mainly driven by declines in VAT 69 in Venezuela and Spey Royal in Thailand.

Africa, representing nearly 40% of the key markets’ volume, grew 5% in volume terms and 15% in net sales terms over the prior period. Guinness, which accounts for approximately 24% of African volume, continued to perform well with volume up 7% and net sales up 29%. The continued success of the Michael Power campaign resulted in double-digit volume growth in Ghana, Kenya, Uganda and Cameroon. Volume in Nigeria, however, was level following a price increase taken in July 2002 and a tightening of economic conditions.

Diageo confirmed its position as the leading premium drinks business in Australia as market share grew to 35% in the spirits category and 33% in the RTD category. Overall, volume growth was 20% and net sales increased 15%. There was 25% volume growth in priority brands, excluding RTDs, with Baileys volume up 11%, Smirnoff up 29% and Johnnie Walker up 32%. All priority spirits brands gained market share, and Diageo’s RTD products grew strongly with volume up 35%. Margins in RTD declined as a result of the costs associated with new product launches and the decision to reposition prices to a maximum 30% premium to standard beer.

In South Korea, Windsor Premier continued to perform strongly in a growing category and volume grew 25%. Windsor 17 leads the super premium category, and the Windsor Premier brand holds around 25% of the total scotch category. The transfer of the distribution of the Dimple brand to Diageo Korea was successfully completed on 31 December 2002. As anticipated, this change to the new route to market necessitated the run down of stock held by the previous distributor. As a consequence, Diageo recorded no sales of Dimple in the period, a decline of 341,000 equivalent cases against the prior period, and market share fell from 23% to 10%. It is expected that market share will be rebuilt now that the brand has moved to Diageo Korea; in the same way as the performance of Johnnie Walker, Baileys and Smirnoff, which were transferred from the previous distributor in April 2002, have improved in the period, albeit from a smaller base.

In Taiwan, the continued strong growth of Johnnie Walker Black Label in the premium sector, with volume up 17%, was the key driver of overall volume growth of 9%. As part of Diageo’s strategy to build improved route to market the sales force in Taiwan was reorganised by region and style of outlet. The reorganisation included the creation of a dedicated RTD sales team and Smirnoff Ice was launched in December 2002. The outlook for Taiwan is uncertain following negative publicity there for an advertisement produced in Great Britain for the Smirnoff Ice Christmas campaign. Diageo is working with the Taiwanese authorities to resolve this.

In Thailand, Johnnie Walker Black Label, which accounts for nearly 60% of net sales, grew both volume and market share as a result of continued successful advertising and stock building in the trade ahead of a duty increase. Net sales grew 21% despite a 1% fall in volume as a result of volume decline in Spey Royal.

The trading performance in Latin America reflects the current economic environment. Overall volume and operating profit declined 17%, driven primarily by the £11 million decline in Venezuela. Diageo’s policy of actively destocking to reduce credit risk has also negatively impacted volume growth in the period, while substantially mitigating exposure to risk. Diageo is the leading premium drinks business in the region and the strategy in the current environment is to continue to make market share gains.

The worsening economic and political conditions in Venezuela, as evidenced by industrial action and the currency devaluation, which led to price increases on some Diageo brands of over 40%, have resulted in volume down 46%, net sales down 42% and operating profit down approximately 50%. However, Diageo continues to lead the premium drinks market there and market share has increased in both the off- and on-trade in a number of important categories such as standard and secondary scotch.

Global Duty Free volume increased 11% against the comparable period last year which included the impact of September 11. World events continue to negatively impact the overall level of travel and the duty free market remains very competitive, particularly in Europe. However, mix improved and net sales grew faster than volume as a result of the strong performance of the global priority brands, which grew volume 14%.

Venture markets

	Reported	Organic
	growth	growth

Volume	5%	6%
Turnover	9%	11%
Net sales	12%	15%
Marketing	25%	28%
Operating profit	13%	15%

Key drivers:

•	Continued strong volume performance of global priority brands, up 12%

•	Strong performance of spirits brands in the Caribbean, parts of Europe and Asia

•	Smirnoff Ice launched in Germany, the Nordics and in several Caribbean markets

Reported turnover was £683 million in the six months ended 31 December 2002, up 9% from £627 million in the prior period. Organic operating profit increased 15%, led by top line growth in the Caribbean, parts of Europe and growth of the spirits brands in Asia.

Volume increased 6% during the period, reflecting strong volume growth in priority brands as a result of well executed Christmas campaigns together with the impact of the recent launch of Smirnoff Ice in Germany and the Nordics. In addition, volume benefited modestly from some forward buying in the Netherlands ahead of duty increases and in the Middle East in response to the threat of war in the region. These two factors are estimated to have improved volume growth by 1 percentage point.

Net sales increased 15%, due predominantly to the favourable mix impact. Marketing investment grew 28%, mainly due to increased spend in brand building activities on Johnnie Walker Black Label and Baileys and investment behind the Smirnoff Ice launches.

Global priority brands, which account for more than half of the total volume, performed well, with volume growth of 12% and net sales growth of 23%. The mix improvement was driven by the growth of RTD formats, primarily Smirnoff Ice. Volume growth of Johnnie Walker Black and Deluxe Labels, up 18%, with strong performances across a number of markets, also improved mix. Baileys continued its growth, with volume up 11% and net sales up 10%, again across the majority of markets. Guinness volume declined 6%. Consumers in Indonesia and Singapore continued to move away from stout to lager. Volume of Red Stripe in Jamaica, the venture markets’ only local priority brand, grew 5% and net sales grew 6% as a result of increased brand building investment.

European markets had strong performances in Belgium, the Nordics and Germany. In Germany, volume of Johnnie Walker Black and Red Labels continued to be impacted by consumer reaction to the inflationary impact of the Euro introduction. Smirnoff Ice has sold 226,000 equivalent cases in the period, following its launch in February 2002. It is now the leading RTD product in Germany.

Performance in Norway during the six months licence suspension was in line with expectations and has benefited from the overall market uplift following the alcohol tax reduction of 15%, implemented on 1 January 2002. Overall, the Nordics delivered a good performance, with strong growth in Baileys and the successful launch of Smirnoff Ice.

Markets in the Caribbean and the Middle East performed strongly as a result of improved sales execution and strong brand equity, particularly in the Johnnie Walker portfolio, Smirnoff and Baileys.

In Asia, continued growth of the spirits brands, particularly Johnnie Walker Black and Deluxe Labels, generated mix improvement. However, Guinness in Asia continued to prove challenging with volume down 13%.

Quick service restaurants

The disposal of the group’s quick service restaurants business (Burger King) was completed on 13 December 2002. In the six months ended 31 December 2002 Burger King contributed £479 million to turnover compared with £565 million in the six months ended 31 December 2001. Operating profit, before goodwill amortisation and exceptional items, for the six months ended 31 December 2002 was £55 million compared with £79 million in the six months ended 31 December 2001.

Recent developments

On 7 March 2003, Diageo announced the creation of a 50/50 joint venture with affiliates of José Cuervo S.A. relating to the Don Julio and Tres Magueyes tequilas. Under the terms of the joint venture, affiliates of José Cuervo will acquire a 50% ownership interest in Don Julio, BV from Diageo. The transaction is not expected to have a material impact on profit for the year or shareholders' equity.

Exchange rates

Exchange rate movements during the six month period, including the effect of the currency option cylinders, beneficially impacted profit before exceptional items and taxation by £1 million. The adverse impact on group trading profit was £7 million (operating profit £6 million and share of profits of associates £1 million), offset by a beneficial impact on the interest charge of £8 million.

Based on current exchange rates, it is expected that the full year impact of exchange rate movements on profit before exceptional items and taxation will not be material. Similarly, based on current exchange rates, the full year impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2004 is estimated to be £40 million.

Post employment plans for year ending 30 June 2003

Diageo continues to comply with the current UK accounting standard on pensions, SSAP 24, in its primary financial statements. The charge at operating profit level in respect of defined benefit schemes in the current year is expected to be approximately £4 million (2002 – a credit of £27 million for continuing operations).

FRS 17

Under FRS 17, Diageo’s net deficit before taxation, applying recent equity market values and discounting liabilities at bond rates as at 7 February 2003, for all significant defined benefit plans (United Kingdom, Ireland and United States), would be approximately £1,400 million. The adoption of the accounting provisions of FRS 17 for the year ending 30 June 2004, would result in a net charge to profit before exceptional items and taxation of approximately £120 million, compared with a restated £40 million net charge for the year ending 30 June 2003.

Associates

The group’s share of profits of associates before exceptional items for the six months ended 31 December 2002 was £266 million compared with £162 million for the same period last year. The 21.4% equity interest in General Mills contributed £157 million (2001 - £46 million for the two months ended 31 December 2001).

Goodwill

Goodwill amortisation in the six months ended 31 December 2002 was £3 million (2001 - £10 million) of which £2 million (2001 - £8 million) was in respect of discontinued operations.

Exceptional items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within the profit and loss account caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the profit and loss account.

Exceptional items in the six months ended 31 December 2002 amounted to a net charge before taxation of £1,500 million comprising integration and restructuring costs of £104 million, a share of associates exceptional charges of £15 million, losses on disposals of fixed assets of £3 million and a loss on the sale of businesses of £1,378 million.

In the six months ended 31 December 2002, £89 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (year ended 30 June 2002 - £164 million). Approximately £26 million of these costs were employee related, £11 million were in respect of writedowns of fixed assets, £23 million was incurred on the Next Generation Growth programme which includes distributor terminations in the United States, and the balance included consultancy and systems costs. The majority of these costs were incurred in North America and the United Kingdom. The cost charged in the six months ended 31 December 2002 includes the redundancies of approximately 530 people. It is expected that the total cost of restructuring and integrating the business will be approximately $700 million (£460 million) of which $590 million (£390 million) is expected to be cash. The majority of the balance of the cost will be incurred in the eighteen months ending 30 June 2004. On completion of the program it is anticipated that 1,785 jobs will have been terminated and that integration synergy will reduce Diageo’s annual cost base by approximately £115 million in the year ending 30 June 2005. The above merger synergy represents the latest management estimate and, as a forward-looking statement, involves risk and uncertainty. The expected level of synergy is based on a number of assumptions, including certain expectations concerning: the integration of back offices and sales forces in subsidiary regional offices resulting in headcount reductions and rationalisation of facilities; headcount reductions in central and regional offices; and procurement savings through improvement of supplier terms.

In the six months ended 31 December 2002, £15 million was incurred in respect of the restructuring of the UDV (spirits and wine) and the Guinness (beer) businesses to create premium drinks. It is expected that the total costs of this integration will be approximately £170 million and it is anticipated that the remaining £33 million will be charged in the six months ending 30 June 2003. Incremental synergy achieved in the six months ended 31 December 2002, compared to the six months ended 31 December

2001, as a result of the integration of the spirits and wine and beer businesses, amounted to £15 million. As a result of the £137 million charged to the profit and loss account in the thirty months ended 31 December 2002, it is expected that approximately 700 jobs will be lost of which 350 had been terminated by 31 December 2002. It is anticipated that, on the completion of the integration of the spirits and wine and beer businesses, approximately 750 jobs (including 700 jobs resulting from the charge to date) will have been terminated.

In the six months ended 31 December 2002, exceptional items for associates comprise £10 million for Diageo’s share of General Mills’ exceptional costs incurred on its restructuring of the acquired Pillsbury business, and £5 million in respect of Diageo’s share of restructuring costs incurred by Moët Hennessy.

Burger King was sold on 13 December 2002 for $1.5 billion (£0.9 billion). This sale generated a loss before taxes of £1,395 million, after writing back goodwill previously written off to reserves of £673 million. Following the disposal, Diageo retains $212 million (£132 million) of subordinated debt, with a ten year maturity, from the entity owning Burger King. In addition, Diageo has guaranteed up to $850 million (£528 million) of borrowings of the Burger King company. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. As a consequence of the transaction, any liability ultimately arising from pending or actual litigation or claims against Burger King, including those potential actions described in note 29, would remain with Burger King. Following completion of the transaction, in the absence of any direct claim or litigation against Diageo, the group’s liability in respect of pending or actual litigation or claims against Burger King would be limited to claims made under the contract provision for warranties and indemnities.

Interest

In the six months ended 31 December 2002 the interest charge was £214 million, compared with £170 million for the comparable period last year. The benefits of £65 million arising from the disposal of businesses and £8 million from the effect of exchange rate movements were offset by other factors. These factors include the effect of the Seagram acquisition of £57 million, the share of General Mills’ interest charge, which has increased £24 million compared with the six months ended 31 December 2001, and the funding of the share repurchases of £31 million.

Income tax

The effective rate of taxation on profit before goodwill amortisation and exceptional items for the six months ended 31 December 2002 was 25%, the same as for the six months ended 31 December 2001. The charge is based on an estimate of the effective tax rate for the financial year as a whole.

NEW ACCOUNTING STANDARDS IN THE UNITED STATES

In November 2002, Financial Accounting Standards Board (‘FASB’) Interpretation (‘FIN’) No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ was issued. The interpretation provides guidance on the guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The accounting guidelines are applicable to guarantees issued or amended after 31 December 2002 and require that a liability be recorded for the fair value of such guarantees in the balance sheet. Diageo does not anticipate the impact of FIN No. 45 to be material to the group.

In December 2002, the FASB issued SFAS No. 148, ‘Accounting for Stock-Based Compensations - Transition and Disclosure, an amendment of FASB Statement No. 123.’ This statement amends SFAS No. 123 ‘Accounting for Stock-Based Compensation,’ to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Diageo does not anticipate on application of SFAS No. 148 that there will be an impact on the financial position or results of operations of the group.

In January 2003, the FASB issued FIN No. 46, ‘Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.’ FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003 the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after 15 June 2003. Diageo does not anticipate the impact of FIN No. 46 to be material to the group.

RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

	Six months ended 31 December

	2002	2001
	£ million	£ million
Turnover -UK GAAP	5,428	6,478
-US GAAP	5,242	6,282
Effect on net income of significant differences between UK and US GAAP:
Net (loss)/income in accordance with UK GAAP	(459)	810
Adjustments to conform with US GAAP:
Inventories	(30)	(36)
Derivative instruments in respect of General Mills shares	(60)	—
Other derivative instruments	(57)	(115)
Disposals of businesses	712	1,052
Other items	45	55
Deferred taxation	—	34

Net income in accordance with US GAAP	151	1,800

Turnover. UK GAAP turnover (sales in US terminology) for the six months ended 31 December 2002 was £186 million (2001 - £196 million) higher than turnover under US GAAP, as (i) following the adoption of EITF 01-09, £53 million (six months ended 31 December 2001 - £39 million) of marketing expenditure has been reclassified from selling, general and administrative expenses to a reduction in sales under US GAAP, and (ii) the accounting treatment of joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement. Under US GAAP, joint arrangements are accounted for under the equity method of accounting and the group’s share of sales of the joint arrangements is not included as part of group sales. Under UK GAAP, sales to joint arrangements by Diageo companies are eliminated on consolidation, but under US GAAP are accounted for as part of external sales. All of the joint arrangements are included in the premium drinks segment.

The significant reconciling items in net income in the six months ended 31 December 2002 compared to the six months ended 31 December 2001 are as follows:

Disposals of businesses. Under UK GAAP, on a pre-tax basis, for the six months ended 31 December 2002, there was a loss of £1,378 million (six months ended 31 December 2001 - gain of £360 million) on the disposals of businesses compared to US GAAP charges on those transactions of £666 million (six months ended 31 December 2001 - gain of £1,412 million).

Net income for the six months ended 31 December 2002 reflects a pre-tax charge in relation to the legal sale of Burger King of £1,395 million and £685 million under UK and US GAAP, respectively, representing £710 million of the total UK/US GAAP difference. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance, however, a charge for impairment has been recognised rather than a loss on disposal. The charge for impairment under US GAAP was lower than the loss under UK GAAP principally because the goodwill and brands acquired on the original acquisition of the quick service restaurants business were being amortised over 40 years up to 30 June 2001 (prior to the adoption of SFAS No. 142), whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, Diageo had incurred additional cumulative amortisation (including related deferred tax) under US GAAP of £609 million on the goodwill and brands of Burger King. Other differences arising between UK and US GAAP, principally in respect of derivative instruments, reduced the charge under US GAAP by £101 million.

Net income for the six months ended 31 December 2001 reflects a pre-tax gain in relation to the disposal of Pillsbury of £326 million and £1,373 million under UK and US GAAP, respectively, representing £1,047 million of the total UK/US GAAP difference. The gain under US GAAP was higher principally because the goodwill and brands acquired in the original acquisition of The Pillsbury Company were being amortised over 40 years up to 30 June 2001 (prior to the adoption of SFAS No. 142), whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, Diageo had incurred additional cumulative amortisation (including related deferred tax) under US GAAP of £871 million in respect of The Pillsbury Company. In addition, under UK GAAP, the cumulative exchange gains arising on the unhedged net assets of The Pillsbury Company remain in reserves on the subsequent disposal of the business. Under US GAAP, the cumulative exchange gains on the unhedged net assets of £133 million, on disposal of the business have been credited to the profit and loss account. Other differences arising between UK and US GAAP increased the gain on disposal of The Pillsbury Company under US GAAP by £47 million principally due to a guarantee given by Diageo to third parties.

Derivative instruments in respect of General Mills shares: Under UK GAAP, the contingent value right received in connection with the disposal of The Pillsbury Company and the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company are deferred in the balance sheet. The contingent value right will be recognised in the profit and loss account when its receipt becomes virtually certain, and the premium on exercise or lapse of the option. Under US GAAP, the contingent value right and the option premium represent derivatives under SFAS 133 and are accordingly held at their estimated fair values at the balance sheet date with changes in fair value included in the profit and loss account.

Other derivative instruments: The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives, derivatives hedging forecast transactions and currency option cylinders are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP which reduces the effect on net income from gains and losses arising from changes in their fair values. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP. In the six months ended 31 December 2002, losses of £50 million were recognised on foreign exchange derivatives (six months ended 31 December 2001 — gains of £60 million) and losses of £12 million were recognised on interest rate instruments (six months ended 31 December 2001 — losses of £190 million). The year on year movements are a product of that portion of the group's hedging instruments for which mark to market movements are taken to net income under US GAAP but not under UK GAAP, and the movements in exchange and interest rates in each period. Other differences arising between UK and US GAAP on derivative instruments amounted to gains of £5 million (six months ended 31 December 2001 — gains of £15 million).

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

A summary of the cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2002 compared to the six months ended 31 December 2001 is as follows:

	Six months ended
	31 December

	2002	2001
	£ million	£ million
Operating profit before exceptional items	1,240	1,226
Goodwill amortisation	3	10

Operating profit before goodwill amortisation and exceptional items	1,243	1,236
Depreciation and other amortisation	144	156
Working capital	(540)	(457)
Restructuring and integration	(99)	(70)
Other items	6	(44)

Operating cash flow	754	821
Interest less dividends from associates	(182)	(157)
Taxation	(15)	(115)
Net purchase of own shares and investments	(78)	(70)
Net capital expenditure	(178)	(191)

Free cash flow	301	288
Acquisitions and disposals	694	792
Equity dividends paid	(459)	(452)
Issue of share capital	1	4
Own shares purchased for cancellation	(552)	(279)
Exchange	241	176
Non-cash items	11	(44)

Decrease in net borrowings	237	485

The primary sources of the group’s liquidity over the last three fiscal years have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund acquisitions and capital expenditure, to pay interest, dividends and taxes, and to repurchase Diageo shares.

Free cash inflow generated was £301 million, compared with £288 million in the prior period. Cash inflow from operating activities was £754 million compared with £821 million in the comparable period. Discontinued operations contributed £60 million (2001 - £226 million) to operating cash flow. Operating cash flow was after £99 million (2001 - £70 million) of integration costs and a £540 million (2001 - £457 million) increase in working capital mainly due to seasonal factors. The incremental increase in working capital of £83 million, against the same period last year, arose from increased sales in premium drinks, a £15 million increase in respect of Burger King and an £83 million decrease in respect of Pillsbury (1 July 2001 to 31 October 2001).

Sale of businesses generated £803 million of which £664 million arose from the disposal of Burger King and $89 million (£58 million) from the call option agreements granted to General Mills over 29 million of General Mills’ ordinary shares held by Diageo. In the six months ended 31 December 2001, sale of business generated £4,294 million arising principally from the disposal of the packaged food businesses.

Acquisitions in the six months ended 31 December 2002 cost £109 million compared with £3,502 million in the six months ended 31 December 2001. £101 million (six months ended 31 December 2001 - £3,454 million) of this cost was in respect of the Seagram spirits and wine businesses.

Capital repayments. The group’s management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure so as to reduce the cost of capital, while maintaining prudent financial ratios. See ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest rate risk’ in Diageo’s 2002 Annual Report on Form 20-F.

In the six months ended 31 December 2002, the company acquired, and subsequently cancelled, 71 million (six months ended 31 December 2001 - 40 million) for a consideration including expenses of £552 million (2001 — £279 million). The group continues to review its capital structure and will continue to conduct share buy-backs when appropriate.

Borrowings. The group’s policy is to maintain the proportion of borrowings maturing within one year at below 60% of total borrowings, and to maintain the level of commercial paper at below 50% of total borrowings. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings comprise the following:

As at
31 December

2002
£ million
Borrowings due within one year (including overdrafts of £182 million)	(3,521)
Borrowings due between one and three years	(2,217)
Borrowings due between three and five years	(631)
Borrowings due after more than five years	(615)

(6,984)
Cash at bank and liquid resources	1,360
Interest rate and foreign currency swaps	365

(5,259)

The group’s net borrowings (after the impact of foreign currency swaps) and cash and bank deposits at 31 December 2002 were denominated in the following currencies:

				Euro
	Total	US dollar	Sterling	currencies	Other

	£ million	%	%	%	%
Net borrowings	(5,259)	76	(5)	27	2
Cash at bank and liquid resources	1,360	53	17	13	17

The effective interest rate for the six months ended 31 December 2002, based on average net borrowings was 6.3%.

The following table summarises the group’s borrowings excluding overdrafts and net of interest rate and foreign currency swaps:

As at
31 December

2002
£ million
Global bonds	1,242
Yankee bonds	745
Zero coupon bonds	701
Guaranteed notes	248
Preferred capital securities	466
Medium term notes	563
Commercial paper	1,481
Others	991

6,437

During the six months ended 31 December 2002 the group borrowed $1 billion (£0.6 billion) in the form of a global bond. This global bond matures in 2007.

The £237 million decrease in net borrowings from 30 June 2002 to 31 December 2002 reflects free cash inflow of £301 million noted above, net receipts for acquisitions and disposals of businesses of £694 million and exchange movements of £241 million less decreases due to dividends paid of £459 million and own shares purchased for cancellation of £552 million.

At 31 December 2002, the group had available undrawn committed bank facilities of £1,987 million. Of the facilities, £1,180 million expire in the period up to May 2003 and £807 million expire in the period up to May 2007. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of UK GAAP trading profit to net interest, trading profit being the profit on ordinary activities before taking into account exceptional items charged to operating profit and profits on the sale of property and net interest) of 2 times.

At 30 June 2002, the group had minimum payments due under operating leases of £1,117 million (£138 million due in the year ending 30 June 2003). £774 million (£88 million in the year ending 30 June 2003) of these minimum payments were in respect of Burger King which was sold on 13 December 2002.

In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£528 million) of external borrowings of Burger King. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. At 30 June 2002, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million) until 13 November 2009. Including this guarantee, but net of the amount provided in the financial statements, at 30 June 2002, the group has given performance guarantees and indemnities to third parties of £102 million. Apart from the items referred to above, there has been no material change since 30 June 2002 in the group’s performance guarantees and indemnities.

TREND INFORMATION

The following comment was made on current trading in the Interim Announcement published on 20 February 2003.

As indicated at the time of the Annual General Meeting trading update, trading conditions worsened in the six months ended 31 December 2002. However, despite facing more challenging conditions Diageo has delivered organic operating profit growth in premium drinks of 6%. With the inclusion of the Seagram acquisition, which continues to exceed original expectations, reported operating profit growth in premium drinks was 23%. In North America and Great Britain, volume and net sales growth were driven by the growth of global priority brands. In Ireland and Spain, trading conditions in beverage alcohol reflected weakening consumer confidence in these economies, and Diageo’s trading performance in those countries has been adversely affected. Key markets operating profit is up 5% despite a decline in reported operating profit in Venezuela of £20 million. In addition, the decision to transfer distribution of Dimple in South Korea reduced key market operating profit by £13 million. Venture markets continued to deliver strong growth in global priority brands and operating profit was up 15%.

Marketing investment grew ahead of net sales growth as Diageo continued to build the brand franchise of the priority brands and invest behind new product launches.

The brands acquired from Seagram are now integrated. With attributable operating profit of £211 million in the period, the original targets set for the acquisition have now been exceeded. The management structure with Pernod Ricard, established at the time of the acquisition to manage certain businesses, has ended. Those brands designated for disposal have been sold and proceeds in excess of £250 million were in line with expectations.

Diageo continued to deliver on its strategic focus on premium drinks in the period. The sale of Burger King was completed on 13 December 2002. The consideration of $1.5 billion comprised a cash element of $1.2 billion, $86 million of assumed debt and the balance by means of subordinated debt held by Diageo with a principal amount of $212 million. Diageo has guaranteed up to $850 million (£528 million) of external borrowings of Burger King. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years.

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2002 said:

“When we announced our preliminary results in September and again in our Annual General Meeting trading update, we anticipated that we would face more challenging market conditions in many markets. That caution proved correct and this has been a tough six months. Top and bottom line growth has been constrained by economic weakness particularly in Latin America and parts of Europe. However, we have delivered strong performances in North America, in Great Britain, in many of our key markets especially in Africa and across our venture markets.

“Our scale, our diverse geographic reach and our unrivalled range of brands has enabled us to increase market share and deliver organic operating profit growth even in difficult times. This has been achieved as we continue to invest for the future growth of the business, for example by changing our distribution arrangements in South Korea and increasing marketing investment.

“In premium drinks, 6% organic operating profit growth coupled with the strength of the acquired Seagram brands, which are performing ahead of our expectations, resulted in reported operating profit growth of 23%. Together with our share buy-back programme, this has driven EPS growth of 13%.

“Diageo is benefiting from its position as the world’s leading premium drinks business and is well placed to deliver superior levels of growth.”

Commenting on current trading, Paul Walsh said:

“Diageo has the scale, geographic reach and brands to face the current challenging environment with confidence. We acknowledge that these are without doubt uncertain times. However, in the absence of any significant change to market trends we expect Diageo’s organic growth performance in the second half to improve against the first half. In that period we will compare against a lower second half growth rate in 2002 and benefit from the inclusion of the Seagram brands, which continue to perform ahead of our expectations.”

INDEX TO THE UNAUDITED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2002 AND 31 DECEMBER 2001

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

Six months ended	Six months ended
31 December 2002	31 December 2001

Before	Before
goodwill and	Goodwill and	goodwill and	Goodwill and
exceptional	exceptional	exceptional	exceptional
items	items	Total	items	items	Total

£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Continuing operations	4,949	—	4,949	4,458	—	4,458
Discontinued operations	479	—	479	2,020	—	2,020

5,428	—	5,428	6,478	—	6,478
Operating costs	(4,185)	(107)	(4,292)	(5,242)	(291)	(5,533)

Operating profit	1,243	(107)	1,136	1,236	(291)	945
Continuing operations	1,188	(105)	1,083	967	(283)	684
Discontinued operations	55	(2)	53	269	(8)	261

Operating profit	1,243	(107)	1,136	1,236	(291)	945
Share of associates’ profits	266	(15)	251	162	(17)	145

Trading profit	1,509	(122)	1,387	1,398	(308)	1,090
Disposal of fixed assets	(3)	(3)	(5)	(5)
Sale of businesses	(1,378)	(1,378)	360	360
Interest payable (net)	(214)	—	(214)	(170)	—	(170)

Profit/(loss) before taxation	1,295	(1,503)	(208)	1,228	47	1,275
Taxation	(324)	118	(206)	(307)	(116)	(423)

Profit/(loss) after taxation	971	(1,385)	(414)	921	(69)	852
Minority interests
Equity	(28)	—	(28)	(24)	—	(24)
Non-equity	(17)	—	(17)	(18)	—	(18)

Profit/(loss) for the period	926	(1,385)	(459)	879	(69)	810
Interim dividend	(304)	—	(304)	(309)	—	(309)

Transferred (from)/to reserves	622	(1,385)	(763)	570	(69)	501

Pence per share
Basic earnings	29.5	p	(44.1)	p	(14.6)	p	26.2	p	(2.1)	p	24.1	p
Diluted earnings	29.5	p	(44.1)	p	(14.6)	p	26.1	p	(2.0)	p	24.1	p
Interim dividend	9.9	p	—	9.9	p	9.3	p	—	9.3	p
Average shares	3,143	m	3,358	m

UNAUDITED CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended	Six months ended
	31 December 2002	31 December 2001

	£ million	£ million
(Loss)/profit for the period - group	(588)	731
- associates	129	79

	(459)	810
Exchange adjustments	(140)	(83)
Tax on exchange in reserves	—	6

Total recognised gains and losses	(599)	733

The accompanying notes are an integral part of this unaudited consolidated financial information

UNAUDITED CONSOLIDATED BALANCE SHEET

	31 December 2002		30 June 2002		31 December 2001

	£ million	£ million	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets		4,496		5,434		5,589
Tangible assets		1,916		2,545		2,360
Investments		3,340		3,183		3,225

		9,752		11,162		11,174
Current assets
Stocks	2,239		2,316		2,271
Debtors	3,717		3,419		3,817
Cash at bank and liquid resources	1,360		1,596		2,286

	7,316		7,331		8,374

Creditors - due within one year
Borrowings	(3,521)		(3,718)		(3,446)
Other creditors	(3,461)		(3,645)		(3,877)

	(6,982)		(7,363)		(7,323)

Net current assets/(liabilities)		334		(32)		1,051

Total assets less current liabilities		10,086		11,130		12,225
Creditors - due after one year
Borrowings	(3,463)		(3,711)		(4,132)
Other creditors	(62)		(49)		(62)

		(3,525)		(3,760)		(4,194)
Provisions for liabilities and charges		(804)		(814)		(488)

		5,757		6,556		7,543

Capital and reserves
Called up share capital		910		930		976
Reserves		4,312		5,071		5,993

Shareholders’ funds		5,222		6,001		6,969
Minority interests
Equity	185		184		189
Non-equity	350		371		385

		535		555		574

		5,757		6,556		7,543

The accompanying notes are an integral part of this unaudited consolidated financial information

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Six months ended
	31 December 2002		31 December 2001

	£ million	£ million	£ million	£ million
Net cash inflow from operating activities		754		821
Dividends received from associates		30		48
Returns on investments and servicing of finance
Interest paid (net)	(200)		(184)
Dividends paid to equity minority interests	(12)		(21)

		(212)		(205)
Taxation		(15)		(115)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(199)		(212)
Net purchase of own shares and investments	(78)		(70)
Sale of fixed assets	21		21

		(256)		(261)

Free cash flow		301		288
Acquisitions and disposals
Purchase of subsidiaries	(109)		(3,502)
Sale of subsidiaries	803		4,294

		694		792
Equity dividends paid		(459)		(452)

Cash flow before liquid resources and financing		536		628
Management of liquid resources		237		(226)
Financing
Issue of share capital	1		4
Own shares purchased for cancellation	(552)		(279)
(Decrease)/increase in loans	(93)		11

		(644)		(264)

Increase in cash in the period		129		138

UNAUDITED MOVEMENTS IN NET BORROWINGS

	Six months ended	Six months ended
	31 December 2002	31 December 2001

	£ million	£ million
Increase in cash in the period	129	138
Cash flow from change in loans	93	(11)
Change in liquid resources	(237)	226

Change in net borrowings from cash flows	(15)	353
Exchange adjustments	241	176
Non-cash items	11	(44)

Decrease in net borrowings	237	485
Net borrowings at beginning of the period	(5,496)	(5,479)

Net borrowings at end of the period	(5,259)	(4,994)

The accompanying notes are an integral part of this unaudited consolidated financial information

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM INFORMATION

1      Basis of preparation

The interim financial information has been prepared on the basis of accounting policies consistent with those applied in the accounts for the year ended 30 June 2002. The information is unaudited. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2002 have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985. The interim financial information for the six months ended 31 December 2002 and 31 December 2001 reflects the quick service restaurants business (Burger King) as a discontinued operation.

2      Segmental analysis

	2002		2001

		Operating		Operating
	Turnover	profit	Turnover	profit

	£ million	£ million	£ million	£ million
Class of business:
Major markets
North America	1,476	413	1,147	253
Great Britain	861	144	845	136
Ireland	522	89	518	86
Spain	244	61	224	60

	3,103	707	2,734	535
Key markets	1,163	317	1,097	287
Venture markets	683	164	627	145

Premium drinks	4,949	1,188	4,458	967
Discontinued operations	479	55	2,020	269

	5,428	1,243	6,478	1,236

Geographical area by destination:
Europe	2,365	439	2,428	433
North America	1,825	464	2,790	501
Asia Pacific	544	130	504	119
Latin America	313	113	403	120
Rest of World	381	97	353	63

	5,428	1,243	6,478	1,236

The above analysis of operating profit is before goodwill amortisation and exceptional items. The geographical analysis is based on the location of the third party customers. The discontinued operations comprise quick service restaurants (Burger King) and the packaged food businesses (Pillsbury).

	2002	2001

	£ million	£ million
Net assets by class of business:
Premium drinks	8,501	8,772
Discontinued operations	—	1,482

Net operating assets	8,501	10,254
Investments in associates	2,885	2,927
Tax, dividends and other	(370)	(644)
Net borrowings	(5,259)	(4,994)

	5,757	7,543

Net operating assets by geographical area:
Europe	4,046	4,090
North America	3,260	5,450
Asia Pacific	816	286
Latin America	173	247
Rest of World	206	181

	8,501	10,254

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - £1 = $1.55 (2001 - £1 = $1.44) and euro - £1 = €1.57 (2001 - £1 = €1.61). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.61 (2001 - £1 = $1.46) and euro - £1 = €1.53 (2001 - £1 = €1.63). The group uses option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM INFORMATION - (continued)

3      Goodwill and exceptional items

	2002		2001

	£ million	£ million	£ million	£ million
Operating costs
Continuing operations
Goodwill amortisation	(1)		(2)
Seagram integration	(89)		(40)
Guinness UDV integration	(15)		(21)
José Cuervo settlement	—		(220)

		(105)		(283)
Discontinued operations
Goodwill amortisation		(2)		(8)

		(107)		(291)
Associates		(15)		(17)
Disposal of fixed assets
Continuing operations	(2)		1
Discontinued operations	(1)		(6)

		(3)		(5)
Sale of businesses
Continuing operations
Premium drinks brands	16		(1)
Guinness World Records	—		35

		16		34
Discontinued operations
Burger King	(1,395)		—
The Pillsbury Company	1		326

		(1,394)		326

		(1,503)		47

4       Taxation

The £206 million total taxation charge for the six months ended 31 December 2002 comprises a UK tax credit of £43 million, a foreign tax charge of £167 million and tax on associates of £82 million. Included in the total UK credit is current tax payable for the six months ended 31 December 2002 amounting to £6 million.

5      Note of consolidated historical cost profits and losses

There is no material difference between the reported loss shown in the consolidated profit and loss account and the loss restated on an historical cost basis.

6      Movements in consolidated shareholders’ funds

	2002	2001

	£ million	£ million
(Loss)/profit for the period	(459)	810
Dividends	(304)	(309)

	(763)	501
Exchange adjustments	(140)	(83)
Tax on exchange in reserves	—	6
New share capital issued	1	4
Purchase of own shares for cancellation	(552)	(279)
Goodwill on disposals of businesses	675	1,697

Net movement in shareholders’ funds	(779)	1,846
Shareholders’ funds at beginning of the period	6,001	5,123

Shareholders’ funds at end of the period	5,222	6,969

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM INFORMATION - (continued)

7      Discontinued operations

The discontinued operations comprise the quick service restaurants (Burger King) and the packaged food (Pillsbury) businesses. Burger King was disposed of on 13 December 2002 and contributed £31 million (year ended 30 June 2002 - £61 million) of net profit for the period, excluding the loss on its disposal, and 1.0 pence (year ended 30 June 2002 - 1.8 pence) to earnings per share. Pillsbury was disposed of on 31 October 2001 and contributed £116 million (year ended 30 June 2001 - £260 million) of net profit for the period, excluding the gain arising on its disposal, and 3.5 pence (year ended 30 June 2001 – 7.7 pence) to earnings per share.

8      Net borrowings

	31 December	30 June	31 December
	2002	2002	2001

	£ million	£ million	£ million
Debt due within one year and overdrafts	(3,521)	(3,718)	(3,446)
Debt due after one year	(3,463)	(3,711)	(4,132)
Net obligations under finance leases	—	(28)	(35)

	(6,984)	(7,457)	(7,613)
Less: Cash at bank and liquid resources	1,360	1,596	2,286
Interest rate and foreign currency swaps	365	365	333

Net borrowings	(5,259)	(5,496)	(4,994)

9      Stocks

	31 December	30 June	31 December
	2002	2002	2001

	£ million	£ million	£ million
Raw materials and consumables	201	214	203
Work in progress	11	34	10
Maturing stocks	1,453	1,474	1,546
Finished goods and goods for resale	574	594	512

	2,239	2,316	2,271

10      Net cash inflow from operating activities

	2002	2001

	£ million	£ million
Operating profit	1,136	945
Exceptional operating costs	104	281
Restructuring and integration payments	(99)	(70)
Depreciation and amortisation charge	147	166
Increase in working capital	(540)	(457)
Other items	6	(44)

Net cash inflow from operating activities	754	821

11      Contingent liabilities

In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£528 million) of external borrowings of Burger King. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. At 30 June 2002, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million) until 13 November 2009. Including this guarantee, but net of the amount provided in the financial statements, at 30 June 2002, the group has given performance guarantees and indemnities to third parties of £102 million. Apart from the items referred to above, there has been no material change since 30 June 2002 in the group’s performance guarantees and indemnities.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM INFORMATION - (continued)

11      Contingent liabilities - (continued)

The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. The group does not expect the outcome of such proceedings, either individually or in the aggregate, to have a material effect on the group’s operations or financial position. Provision is made in the consolidated financial statements for all liabilities which are expected to materialise.

Except as disclosed above, neither Diageo nor any member of the Diageo group is engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made in these financial statements for all liabilities that are reasonably likely and reasonably quantifiable.

12      Disposals

On 13 December 2002, Diageo completed the disposition of Burger King Corporation to the Burger King Acquisition Corporation, a newly formed company owned by Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. The disposition was made pursuant to an agreement which amended and restated an earlier stock purchase agreement signed on 25 July 2002 between Diageo and Burger King Acquisition Corporation. Diageo received approximately $1.2 billion in cash and a subordinated debt instrument issued by the holding company then owning all of the capital stock of Burger King in a principal amount of $212 million. The balance of the consideration was settled by the assumption of net debt, estimated by Diageo to be $86 million. In connection with the disposal, Diageo and certain of its wholly owned subsidiaries agreed to guarantee a $750 million term loan and a $100 million revolving line of credit on behalf of Burger King and its subsidiaries. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years.

Burger King is a leading company in the worldwide quick service restaurant industry and sells a range of hamburger, chicken and associated products. For the six months ended 31 December 2002, quick service restaurants contributed £479 million to turnover, £55 million to operating profit before goodwill amortisation and exceptional items and £53 million to operating profit.

Burger King is presented as a discontinued business in this unaudited consolidated interim financial information prepared under UK GAAP.

US GAAP UNAUDITED CONSOLIDATED INTERIM INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

Diageo plc is a public limited company incorporated under the laws of England and Wales. UK GAAP differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially between UK and US GAAP for Diageo are set out below:

(a)	Brands, goodwill and other intangibles: Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives — up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives, they are not amortised. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 — Goodwill and Other Intangible Assets. The standard requires that intangible assets arising on acquisitions with estimable useful lives, are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill arising on a combination of businesses is tested for impairment annually in lieu of amortisation. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful economic lives, acquired prior to 1 July 2001, be tested for impairment on implementation of the standard. No charge for impairment was required as a result of this test.

(b)	Accounting for the merger of the former GrandMet Group and the former Guinness Group: For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is utilised.

(c)	Restructuring and integration costs: The rules for recognising restructuring and integration costs in the statement of income are generally consistent between UK and US GAAP. On the acquisition of a business, however, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as fair value adjustments to goodwill under US GAAP.

(d)	Pensions and other post employment benefits: There are differences in the methods of valuation required under UK and US GAAP for valuing assets and liabilities of defined benefit pension plans. US GAAP is generally more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. In addition, under US GAAP, a minimum pension liability is recognised, as a component of other comprehensive income, in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. Since valuations of pension plan assets are only undertaken on an annual basis, US GAAP shareholders’ equity at 31 December 2002 does not reflect any additional minimum pension liability which might arise under US GAAP as a result of the fall in equity values subsequent to 30 June 2002. Any additional minimum pension liability would have no impact on US GAAP net income.

(e)	Derivative instruments in respect of General Mills shares: Under UK GAAP, the contingent value right received in connection with the disposal of The Pillsbury Company is treated as a contingent asset and is therefore not recognised until its receipt becomes virtually certain. Also, under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company would be deferred in the balance sheet pending exercise or lapse of the options. Under US GAAP, the contingent value right and the option premium represent derivatives under SFAS 133 and are accordingly held at their estimated fair values at the balance sheet date with changes in fair value included in the profit and loss account.

(f)	Other derivative instruments: The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives, derivatives hedging forecast transactions and currency option cylinders are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP which reduces the effect on net income from gains and losses arising from changes in their fair values. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP.

US GAAP UNAUDITED CONSOLIDATED INTERIM INFORMATION - (continued)

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited) - (continued)

(g)	Disposals of businesses: Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of assets under UK and US GAAP. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP.

On 31 October 2001, the group disposed of The Pillsbury Company and acquired a 22% equity investment in General Mills, Inc. The gain on this disposal under US GAAP is higher than that recorded under UK GAAP, because of such differences in carrying value, particularly in respect of intangible assets and deferred tax. The investment in General Mills under US GAAP is also greater than under UK GAAP. As explained in Note 29 to the consolidated financial statements for the year ended 30 June 2002, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million). Under UK GAAP, Diageo has provided for the amounts which it could have paid to settle the liability or transfer it to a third party as a cost of the transaction. Under US GAAP, rather than providing for the cost as under UK GAAP, Diageo would have deferred that element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. The excess of the gain deferred for US GAAP over the amount provided under UK GAAP, has been charged in determining US GAAP net income with a corresponding effect on shareholders’ equity in accordance with US GAAP.

Under UK GAAP, the sale of Burger King has been accounted for as a disposal and the results prior to the disposal date are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) would be presented within continuing operations in the income statement, and on the completion date of the transaction, a charge for impairment would be recognised rather than a loss on disposal. Following the completion date, Diageo would not recognise profits of Burger King in its income statement but would, generally, reflect losses of Burger King as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, Diageo includes the total assets and total liabilities (including consideration deferred under US GAAP) within ‘other long term assets’ and ‘other long term liabilities’ which at 31 December 2002 were £1.4 billion and £1.3 billion, respectively. Under US GAAP, the transaction would be accounted for as a disposition when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

(h)	Revaluation of land and buildings: UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group’s properties were carried out in 1988 which under US GAAP have not been reflected in the consolidated financial statements.

(i)	Employee share trust arrangements: Employee share trusts have been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the company’s ordinary shares held by the employee share trusts are included at cost in fixed asset investments and are written down over the period until the option vests to the amount of the option price payable by employees upon exercise. Under US GAAP, such shares are treated as treasury shares and are deducted from shareholders’ equity at cost and are only written off when the employee exercises their option.

(j)	Ordinary dividends: Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of declaration of the dividend.

(k)	Deferred taxation: UK GAAP permits that no provision for deferred tax should be made on the acquisition of a business where an asset acquired has no tax basis. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill.

(l)	Earnings per ordinary share: Under UK GAAP and US GAAP, earnings per ordinary share are generally consistent and are based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(m)	Discontinued operations: UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued business is disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from net income from continuing operations. The Pillsbury Company and Burger King have been treated as discontinued operations under UK GAAP but included within continuing operations under US GAAP.

US GAAP UNAUDITED CONSOLIDATED INTERIM INFORMATION - (continued)

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited) - (continued)

Effect on net income of differences between UK and US GAAP:

			Six months ended		Six months ended
			31 December		31 December
			2002		2001

	Notes		£ million		£ million
Net (loss)/income in accordance with UK GAAP			(459)		810
Adjustments:
Goodwill and other intangibles	(a	)	(4)		4
Inventories	(b	)	(30)		(36)
Pensions and other post employment benefits	(d	)	18		13
Derivative instruments in respect of General Mills shares	(e	)	(60)		—
Other derivative instruments	(f	)	(57)		(115)
Disposals of businesses	(g	)	712		1,052
Employee share trust arrangements	(i	)	14		3
Other items			17		35
Deferred taxation:
- on above adjustments	(k	)	—		39
- other	(k	)	—		(5)

Net income in accordance with US GAAP			151		1,800

Earnings per share	(l	)
Basic earnings per share in accordance with US GAAP			4.8	p	53.6	p
Basic earnings per American Depositary Share in accordance with US GAAP			19.2	p	214.4	p

US GAAP net income for the six months ended 31 December 2002 included £31 million (1.0p per ordinary share) (2001- £41 million and 1.2p per ordinary share) in respect of the quick service restaurants business and a £685 million charge (21.8p per ordinary share) arising on the legal disposal of Burger King, including £618 million (19.7p per ordinary share) in respect of the impairment of the quick service restaurants business. US GAAP net income for the six months ended 31 December 2001 included £208 million (6.2p per ordinary share) in respect of the operations of the packaged food businesses and £1,373 million (40.9p per ordinary share) on the disposal of the packaged food businesses.

US GAAP UNAUDITED CONSOLIDATED INTERIM INFORMATION - (continued)

Cumulative effect on shareholders’ equity of differences between UK and US GAAP:

			31 December	31 December
			2002	2001

	Notes		£ million	£ million
Shareholders’ equity in accordance with UK GAAP			5,222	6,969
Adjustments:
Brands	(a	)	3,036	2,763
Goodwill and other intangibles	(a	)	3,657	3,895
Inventories	(b	)	194	246
Investment in General Mills	(g	)	201	172
Derivative instruments in respect of General Mills shares	(e	)	97	—
Revaluation of land and buildings	(h	)	(35)	(40)
Pensions and other post employment benefits	(d	)	(502)	32
Employee share trust arrangements	(i	)	(272)	(231)
Ordinary dividends	(j	)	307	309
Other differences in accounting principles			(136)	(175)
Deferred taxation:
- on above adjustments	(k	)	38	28
- other	(k	)	(1,509)	(1,361)

Shareholders’ equity in accordance with US GAAP			10,298	12,607

US GAAP summary consolidated cash flow

	Six months	Six months
	ended	ended
	31 December	31 December
	2002	2001

	£ million	£ million
Cash inflow from operating activities	546	531
Cash inflow from investing activities	827	619
Cash outflow from financing activities	(1,277)	(725)

Increase in cash and cash equivalents	96	425
Exchange adjustments	(20)	15
Cash and cash equivalents at beginning of the period under US GAAP	788	1,006

Cash and cash equivalents at end of the period under US GAAP	864	1,446
Short term investments with original maturities of more than three months	496	840

Cash at bank and liquid resources under UK GAAP at end of the period	1,360	2,286

US GAAP summary consolidated balance sheet

31 December
2002

£ million
Total current assets	6,575
Property, plant and equipment	1,878
Intangible assets, net	10,854
Other long term assets	6,184

Total assets	25,491

Short term borrowings	3,480
Other current liabilities	3,422
Long term borrowings	3,679
Other long term liabilities	4,077
Minority interests	535
Shareholders’ equity	10,298

Total liabilities and shareholders’ equity	25,491

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED 30 JUNE 2002

OTHER INFORMATION

The consolidated financial statements for the three years ended 30 June 2002 have been restated from those contained in Diageo’s 2002 Annual Report on Form 20-F filed on 12 November 2002 as quick service restaurants business has been disposed of and has been presented as a discontinued operation under UK GAAP.

INDEPENDENT AUDITOR’S REPORT

to the shareholders and Board of Directors of Diageo plc

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as at 30 June 2002 and 30 June 2001, and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flows for each of the years in the three year period ended 30 June 2002 presented on pages F-15 to F-65. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2002 and 30 June 2001 and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2002 in conformity with generally accepted accounting principles in the United Kingdom.

As discussed in note 1 to the consolidated financial statements, Diageo changed its method of accounting for deferred taxes in the year ended 30 June 2002 as a result of the adoption of FRS 19 — Deferred tax.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for the years ended 30 June 2002, 2001 and 2000 and shareholders’ equity as at 30 June 2002 and 2001, to the extent summarised in note 33 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England
4 September 2002,
except as to the third paragraph of note 29
which is as of 7 November 2002
and note 32 which is as of 13 December 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 30 June 2002						Year ended 30 June 2001

								Before
		Before						goodwill		Goodwill
		goodwill		Goodwill				and		and
		and		and				exceptional		exceptional		Total
		exceptional		exceptional				items		items		(restated –
		items		items		Total		(restated)		(restated)		see note 1)

	Notes	£ million		£ million		£ million		£ million		£ million		£ million
Turnover
Continuing operations		8,131		—		8,131		7,580		—		7,580
Acquisitions		573		—		573

		8,704		—		8,704		7,580				7,580
Discontinued operations		2,578		—		2,578		5,241		—		5,241

Total turnover	2	11,282		—		11,282		12,821		—		12,821
Operating costs	4	(9,164)		(465)		(9,629)		(10,694)		(254)		(10,948)

Operating profit	2	2,118		(465)		1,653		2,127		(254)		1,873

Continuing operations		1,638		(434)		1,204		1,432		(155)		1,277
Acquisitions		130		—		130

		1,768		(434)		1,334		1,432		(155)		1,277
Discontinued operations		350		(31)		319		695		(99)		596

Operating profit	2	2,118		(465)		1,653		2,127		(254)		1,873
Share of profits of associates	6	324		(41)		283		203		—		203

Trading profit		2,442		(506)		1,936		2,330		(254)		2,076
Continuing operations
Disposal of fixed assets				1		1				25		25
Sale of businesses	7			512		512				28		28
Discontinued operations
Disposal of fixed assets				(23)		(23)				(6)		(6)
Sale of businesses	7			309		309				(51)		(51)

				799		799				(4)		(4)
Interest payable (net)	8	(399)		—		(399)		(350)		—		(350)

Profit on ordinary activities before taxation		2,043		293		2,336		1,980		(258)		1,722
Taxation on profit on ordinary activities	9	(511)		(121)		(632)		(468)		33		(435)

Profit on ordinary activities after taxation		1,532		172		1,704		1,512		(225)		1,287
Minority interests
Equity		(49)		—		(49)		(43)		—		(43)
Non-equity		(38)		—		(38)		(37)		—		(37)

Profit for the year		1,445		172		1,617		1,432		(225)		1,207
Dividends	10	(767)		—		(767)		(751)		—		(751)

Transferred to reserves		678		172		850		681		(225)		456

Earnings per share	11
Basic		43.6	p	5.2	p	48.8	p	42.4	p	(6.7)	p	35.7	p
Diluted		43.5	p	5.2	p	48.7	p	42.4	p	(6.7)	p	35.7	p
Earnings per American Depositary Share
Basic		174.4	p	20.8	p	195.2	p	169.6	p	(26.8)	p	142.8	p
Diluted		174.0	p	20.8	p	194.8	p	169.6	p	(26.8)	p	142.8	p

The accompanying notes are an integral part of these financial statements

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 30 June 2000

		Before
		goodwill		Goodwill
		and		and
		exceptional		exceptional
		items		items		Total
		(restated)		(restated)		(restated – see note 1)

	Notes	£ million		£ million		£ million
Turnover
Continuing operations		7,117		—		7,117
Discontinued operations		4,753		—		4,753

Total turnover	2	11,870		—		11,870
Operating costs	4	(9,890)		(198)		(10,088)

Operating profit	2	1,980		(198)		1,782

Continuing operations		1,286		(84)		1,202
Discontinued operations		694		(114)		580

Operating profit	2	1,980		(198)		1,782
Share of profits of associates	6	198		(3)		195

Trading profit		2,178		(201)		1,977
Continuing operations
Disposal of fixed assets				2		2
Sale of businesses	7			(165)		(165)
Discontinued operations
Disposal of fixed assets				3		3
Sale of businesses	7			(3)		(3)

				(163)		(163)
Interest payable (net)	8	(363)		—		(363)

Profit on ordinary activities before taxation		1,815		(364)		1,451
Taxation on profit on ordinary activities	9	(458)		71		(387)

Profit on ordinary activities after taxation		1,357		(293)		1,064
Minority interests
Equity		(37)		—		(37)
Non-equity		(37)		—		(37)

Profit for the year		1,283		(293)		990
Dividends	10	(713)		—		(713)

Transferred to reserves		570		(293)		277

Earnings per share	11
Basic		37.8	p	(8.6)	p	29.2	p
Diluted		37.7	p	(8.6)	p	29.1	p
Earnings per American Depositary Share
Basic		151.2	p	(34.4)	p	116.8	p
Diluted		150.8	p	(34.4)	p	116.4	p

The accompanying notes are an integral part of these financial statements

CONSOLIDATED BALANCE SHEET

				30 June 2001
		30 June 2002		(restated – see note 1)

	Notes	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets	12		5,434		5,672
Tangible assets	13		2,545		3,176
Investment in associates	14		2,899		1,193
Other investments	14		284		280

			11,162		10,321
Current assets
Stocks	15	2,316		2,232
Debtors — due within one year	16	2,209		1,965
Debtors — due after one year	16	1,210		1,284
Cash at bank and liquid resources	17	1,596		1,842

		7,331		7,323

Creditors — due within one year
Borrowings	17	(3,718)		(3,602)
Other creditors	19	(3,645)		(3,495)

		(7,363)		(7,097)

Net current (liabilities)/assets			(32)		226

Total assets less current liabilities			11,130		10,547
Creditors — due after one year
Borrowings	17	(3,711)		(3,993)
Other creditors	19	(49)		(96)

			(3,760)		(4,089)
Provisions for liabilities and charges	20		(814)		(729)

			6,556		5,729

Capital and reserves
Called up share capital	22		930		987
Share premium account		1,324		1,314
Revaluation reserve		129		137
Capital redemption reserve		3,012		2,954
Profit and loss account		606		(269)

Reserves attributable to equity shareholders	23		5,071		4,136

Shareholders’ funds			6,001		5,123
Minority interests
Equity		184		207
Non-equity	25	371		399

			555		606

			6,556		5,729

The accompanying notes are an integral part of these financial statements

CONSOLIDATED CASH FLOW STATEMENT

		Year ended	Year ended	Year ended
		30 June	30 June	30 June
		2002	2001	2000

	Notes	£ million	£ million	£ million
Net cash inflow from operating activities	26	2,008	2,276	2,043
Dividends received from associates		87	101	64

Returns on investments and servicing of finance
Interest paid (net)		(360)	(446)	(405)
Dividends paid to equity minority interests		(40)	(31)	(27)

		(400)	(477)	(432)
Taxation		(311)	(230)	(285)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(585)	(439)	(547)
Purchase/sale of own shares		(64)	(54)	(38)
Sale of fixed assets		57	43	59

		(592)	(450)	(526)

Free cash flow		792	1,220	864
Acquisitions and disposals
Purchase of Seagram spirits and wine businesses	27	(3,533)	—	—
Purchase of other subsidiaries	27	(59)	(136)	(151)
Sale of The Pillsbury Company	28	4,179	—	—
Sale of other subsidiaries and businesses	28	921	12	638
Sale of associates		—	19	—

		1,508	(105)	487
Equity dividends paid		(758)	(725)	(683)

Cash flow before management of liquid resources and financing		1,542	390	668
Management of liquid resources		92	(572)	(219)

Financing
Issue of share capital		11	31	12
Own shares purchased for cancellation		(1,658)	(108)	(54)
Redemption of guaranteed preferred securities		—	(39)	—
(Decrease)/increase in loans		(137)	398	(544)

		(1,784)	282	(586)

(Decrease)/increase in cash in the year		(150)	100	(137)

Movements in net borrowings	17
(Decrease)/increase in cash in the year		(150)	100	(137)
Cash flow from change in loans		137	(398)	544
Change in liquid resources		(92)	572	219

Change in net borrowings from cash flows		(105)	274	626
Exchange adjustments		267	(229)	(119)
Non-cash items		(179)	21	4

(Increase)/decrease in net borrowings		(17)	66	511
Net borrowings at beginning of the year		(5,479)	(5,545)	(6,056)

Net borrowings at end of the year		(5,496)	(5,479)	(5,545)

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

		Year ended	Year ended
		30 June 2001	30 June 2000
	Year ended 30 June 2002	(restated – see note 1)	(restated – see note 1)

	£ million	£ million	£ million
Profit for the year –group	1,486	1,037	872
–associates	131	170	118

	1,617	1,207	990
Exchange adjustments –group	(38)	121	40
–associates	(55)	(24)	(14)
Tax charge on exchange in reserves	—	(17)	(7)

Total recognised gains and losses	1,524	1,287	1,009

Prior year adjustment (note 1)	(64)

Total recognised gains and losses since the last annual report	1,460

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.

The accompanying notes are an integral part of these financial statements

ACCOUNTING POLICIES

Basis of accounting

The accounts are prepared under the historical cost convention, modified by the revaluation of certain land and buildings, and in accordance with applicable UK accounting standards.

Basis of consolidation

The group accounts include the accounts of the company and its subsidiary undertakings (subsidiaries) together with the attributable share of the group’s share of the results of joint arrangements and associated undertakings (associates). Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiaries sold or acquired are included in the profit and loss account up to, or from, the date control passes.

Acquisitions and disposals

On the acquisition of a business, or of an interest in an associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including significant owned brands acquired. Adjustments to fair value include those made to bring accounting policies into line with those of the group. Where statutory merger relief is applicable, the difference between the fair value of the business acquired and the nominal value of shares issued as purchase consideration is treated as a merger reserve.

The profit and loss on the disposal of a previously acquired business includes the attributable amount of purchased goodwill relating to that business, including any goodwill written off direct to reserves prior to 1 July 1998.

Brands, goodwill and other intangible assets

When the cost of an acquisition exceeds the fair values attributable to the group’s share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions subsequent to 1 July 1998 is capitalised; prior to that date it was eliminated against reserves, and this goodwill has not been restated.

Acquired brands and other intangible assets which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalised, where fair value can be reliably measured.

Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight-line basis over those lives — up to 20 years. Where goodwill and intangible assets are regarded as having indefinite useful economic lives, they are not amortised. Impairment reviews are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Wherever events or circumstances indicate that the carrying amount may not be recoverable, the group performs discounted cash flow analyses to compare discounted estimated future operating cash flows with the net carrying value of brands or goodwill. Any amortisation or impairment write downs are charged to the profit and loss account.

Tangible fixed assets

Land and buildings are stated at cost or at professional valuation, less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible fixed assets are depreciated on a straightline basis to estimated residual values over their expected useful lives within the following ranges: industrial and other buildings — 10 to 50 years; plant and machinery — 5 to 25 years; fixtures and fittings — 5 to 10 years; casks and containers — 15 to 20 years; and computer software — up to 5 years.

Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried at above their recoverable amounts.

Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases, with payments and receipts taken to the profit and loss account on a straightline basis over the life of the lease.

ACCOUNTING POLICIES - (continued)

Associates and joint arrangements

An associate is an undertaking in which the group has a long term equity interest and over which it exercises significant influence. The group’s interest in the net assets of associates is included in investments in the group balance sheet. Joint arrangements, where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets and liabilities, measured according to the terms of the arrangement.

Investment in own shares

Investment in own shares is held for the purpose of fulfilling obligations in respect of various employee share plans around the group. The difference between the purchase price of the shares and the exercise price of the option or grant is amortised over the relevant period (generally the three years from the date of an award), except for savings-related options granted prior to 1 July 1999 where the difference was taken as an exceptional charge on acquisition of the shares in 1999.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiaries and associates are translated into sterling at weighted average rates of exchange, other than substantial exceptional items which are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves, less exchange differences arising on related foreign currency borrowings and financial instruments. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the profit and loss account.

The results, assets and liabilities of operations in hyper-inflationary economies are determined using an appropriate relatively stable currency as the functional currency. The exchange differences arising from this process are taken to the profit and loss account.

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related foreign currency contract.

Turnover

Turnover represents the net invoice value of goods and services, including excise duties and royalties receivable but excluding valued added tax. Goods include premium drinks within continuing operations, and packaged food products and retail sales in the group’s quick service restaurants within discontinued operations. Services include royalties and other franchise fees primarily related to the group’s quick service restaurants.

Turnover for goods is recognised at the point at which ownership transfers which may be at the time of despatch, delivery or some other point depending upon individual customer terms. Provision is made for returns where appropriate. Turnover for goods is stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Royalties are accrued as earned and other franchise fees are recognised when the related restaurant begins operations.

Advertising

Advertising production costs are charged to the profit and loss account when the advertisement is first shown to the public.

Franchising

Franchising generates initial franchise fees, as well as profits or losses arising from the franchising of developed or purchased outlets previously operated by the group, and ongoing royalty revenues based on sales made by franchisees. Income from franchising is included in operating profit from discontinued operations, apart from any property element which is treated as a disposal of fixed assets.

ACCOUNTING POLICIES - (continued)

Research and development

Research and development expenditure is written off in the period in which it is incurred.

Pensions and other post employment benefits

The cost of providing pensions and other post employment benefits is charged against profits on a systematic basis, with pension surpluses and deficits arising allocated over the expected average remaining service lives of current employees. Differences between the amounts charged in the profit and loss account and payments made to pension or other plans are treated as assets or liabilities. Deferred tax is accounted for on these assets and liabilities. Unfunded post employment medical benefit liabilities are included in provisions in the balance sheet.

Exceptional items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within the profit and loss account caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated profit and loss account.

Deferred taxation

Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in the tax computation, using current tax rates. The group does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

Financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profit or loss is recognised immediately. If the hedge transaction is terminated, the profit or loss is held in the balance sheet and amortised over the life of the original underlying transaction.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Foreign exchange contracts hedging balance sheet assets and liabilities are revalued at closing rates and exchange differences arising are taken to reserves. Gains and losses on contracts hedging forecast transactional cash flows, and on option instruments hedging the sterling value of foreign currency denominated income, are recognised in the hedged periods.

Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As used in the consolidated financial statements and related notes except as the context otherwise requires, the term ‘company’ refers to Diageo plc; the terms ‘group’ and ‘Diageo’ refer to Diageo plc and its subsidiaries; the term the ‘Guinness Group’ refers to the former Guinness PLC and its consolidated subsidiaries; the term ‘GrandMet PLC’ refers to Grand Metropolitan Public Limited Company; and the term ‘GrandMet’ refers to GrandMet PLC and its consolidated subsidiaries.

Diageo was created by the merger of the former GrandMet and Guinness Group businesses on 17 December 1997 (the ‘Merger’). Under generally accepted accounting principles (GAAP) the combination, under UK GAAP, has been accounted for as a pooling of interests and the results and cash flows of GrandMet and the Guinness Group are combined as of the beginning of the earliest financial year presented. Under US GAAP the Merger has been accounted for as an acquisition of the Guinness Group by GrandMet. At the time of the Merger, Diageo changed its year end to 30 June.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Acquisitions on the face of the profit and loss account comprise the Seagram spirits and wine businesses.

1       New accounting standards in the United Kingdom

The financial statements comply, to the extent detailed below, with the following new Financial Reporting Standards issued by the UK Accounting Standards Board.

FRS 17 — Retirement benefits. This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. The difference between expected and actual returns and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses. The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17.

FRS 19 — Deferred tax. This standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. It only requires recognition when the resulting deferred tax can be justified as an asset or liability in its own right, thus excluding, for example, deferred tax on periodic revaluations of fixed assets and on retained profits in overseas subsidiaries and associates prior to any commitment to remit those profits. The standard allows the optional discounting of all or none of the deferred tax assets and liabilities, and the group has elected not to discount.

The impact of adopting FRS 19 in the year ended 30 June 2002 has been to increase the ordinary and total tax charge by £23 million. Compliance with FRS 19 has increased the 30 June 2001 deferred tax asset by £12 million and the deferred tax provision by £76 million. The tax charge for the year ended 30 June 2001 increased by £19 million (2000 — decrease of £14 million). Of this increase, in the year ended 30 June 2001, £13 million (2000 — decreased by £18 million) is in respect of profit before goodwill amortisation and exceptional items. The restated effective tax rate before goodwill and exceptional items for the year ended 30 June 2001 is 23.6% (2000 — 25.2%), compared with the 23% (2000 — 26.2%) originally reported. Basic earnings per share for the year ended 30 June 2001 has been restated from 36.3p to 35.7p (2000 — 28.8p to 29.2p).

All appropriate primary statements and notes in the consolidated financial statements have been restated for the two years ended 30 June 2001.

2       Segmental analysis

Each operating segment is individually managed and has separate results that are reviewed by the group’s chief operating decision makers. Each segment contains closely related products that are unique to that particular segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

2   Segmental analysis - (continued)

The reportable segments are:

Premium drinks, an international manufacturer and distributor of spirits, wines and beer that produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin. Premium drinks also owns the distribution rights for the Cuervo tequila brands in the United States and other countries.

Premium drinks also owns a number of investments in unconsolidated affiliates, the principal investment being a 34% equity interest in Moët Hennessy SA (Moët Hennessy). Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

Discontinued operations. On 31 October 2001, the group disposed of its worldwide packaged food businesses to General Mills, Inc (General Mills). The packaged food businesses produce and distribute leading food brands including Pillsbury refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and Häagen-Dazs ice cream, as well as operating a foodservice business. Under the transaction, Diageo owns approximately 22% of the issued share capital of General Mills, having exercised an option to sell 55 million of its shares in General Mills on 1 November 2001, and received, in total, approximately $5.8 billion (£4.0 billion) in cash. The principal businesses owned by General Mills are Big G ready-to-eat cereals, Betty Crocker dessert, baking, dinner mix and snack products, Yoplait and Colombo yogurt as well as the businesses that formerly comprised the packaged food businesses. General Mills business is primarily in the United States.

On 13 December 2002, the group disposed of its quick service restaurants business (Burger King) to the Burger King Acquisition Corporation, a newly formed company owned by Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. Burger King is a leading fast food hamburger restaurant chain with approximately 11,500 outlets worldwide of which over 8,100 are in the United States. Of the total number of outlets, 91% are franchised and 9% are company operated.

The quick service restaurants and packaged food businesses have been reported within discontinued operations.

(i)  Segment information by class of business

	Premium		Total	Discontinued
	drinks	Other	continuing	operations	Total

	£ million	£ million	£ million	£ million	£ million
2002
Turnover	8,704	—	8,704	2,578	11,282
Operating profit before goodwill amortisation and exceptional items	1,768	—	1,768	350	2,118
Goodwill amortisation	(2)	—	(2)	(10)	(12)
Exceptional items charged to operating profit	(432)	—	(432)	(21)	(453)
Operating profit	1,334	—	1,334	319	1,653
Sale of businesses	512	—	512	309	821
Share of profits of associates	158	112	270	13	283
Depreciation and other amounts written off fixed assets	237	—	237	113	350
Capital expenditure	330	—	330	255	585
Net assets	9,324	(4,211)	5,113	1,443	6,556
Total assets	11,609	5,183	16,792	1,701	18,493

	Premium		Total	Discontinued
	drinks	Other	continuing	operations	Total

	£ million	£ million	£ million	£ million	£ million
2001
Turnover	7,580	—	7,580	5,241	12,821
Operating profit before goodwill amortisation and exceptional items	1,432	—	1,432	695	2,127
Goodwill amortisation	(2)	—	(2)	(24)	(26)
Exceptional items charged to operating profit	(153)	—	(153)	(75)	(228)
Operating profit	1,277	—	1,277	596	1,873
Sale of businesses	28	—	28	(51)	(23)
Share of profits of associates	177	—	177	26	203
Depreciation and other amounts written off fixed assets	225	—	225	260	485
Capital expenditure	176	—	176	263	439
Net assets	6,213	(6,096)	117	5,612	5,729
Total assets	7,957	3,094	11,051	6,593	17,644

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

2   Segmental analysis - (continued)

	Premium		Total	Discontinued
	drinks	Other	continuing	operations	Total

	£ million	£ million	£ million	£ million	£ million
2000
Turnover	7,117	—	7,117	4,753	11,870
Operating profit before goodwill amortisation and exceptional items	1,286	—	1,286	694	1,980
Goodwill amortisation	(1)	—	(1)	(16)	(17)
Exceptional items charged to operating profit	(83)	—	(83)	(98)	(181)
Operating profit	1,202	—	1,202	580	1,782
Sale of businesses	(165)	—	(165)	(3)	(168)
Share of profits of associates	175	—	175	20	195
Depreciation and other amounts written off fixed assets	200	—	200	174	374
Capital expenditure	262	—	262	285	547
Net assets	6,101	(6,054)	47	5,191	5,238
Total assets	7,743	2,149	9,892	6,197	16,089

(a)  Profit before interest and tax for the year relates to the following activities: premium drinks £2,005 million; ‘other’ £112 million and discontinued operations £618 million (2001 — £1,507 million; £nil and £565 million, respectively; 2000 — £1,214 million; £nil and £600 million, respectively). The ‘other’ segment in the year ended 30 June 2002 represents the group’s share of profit before interest and tax from its investment in General Mills.

(b)  The group interest expense is managed centrally and is not attributable to individual activities. Inter segmental sales are immaterial and have been eliminated in computing the segmental disclosure.

(c)  Corporate expenses are generally allocated on a pro rata basis, based on segmental operating profit before goodwill amortisation and exceptional items. Corporate expenses were £92 million (2001 — £75 million; 2000 — £73 million) of which £78 million (2001 — £51 million; 2000 — £48 million) was allocated to premium drinks and £14 million (2001 — £24 million; 2000 — £25 million) to discontinued operations.

(d)  The weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.44 (2001 — £1 = $1.45; 2000 — £1 = $1.60) and euro — £1 = €1.61 (2001 — £1 = €1.63; 2000 — £1 = €1.59). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.52 (2001 — £1 = $1.41) and euro — £1 = €1.54 (2001 — £1 = €1.66). The group uses option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements. The effective exchange rates taking into account the impact of these instruments were US dollar — £1 = $1.44 (2001 — £1 = $1.58; 2000 — £1 = $1.63) and euro — £1 = €1.62 (2001 — £1 = €1.60; 2000 — £1 = €1.50).

(e)  Turnover in the discontinued operations included £266 million of royalties and initial franchise fees from franchisees (2001 — £265 million; 2000 — £248 million). Initial franchise fees, on opening a restaurant, were not material.

(f)  The depreciation expense includes £36 million (2001 — £54 million; 2000 — £9 million) of exceptional tangible asset write downs, £16 million (2001 — £34 million; 2000 — £20 million) of intangible asset amortisation and £14 million (2001 — £25 million; 2000 — £16 million) of amortisation of investment in own shares. In addition, in the year ended 30 June 2001 depreciation expense included £23 million for an exceptional writedown of an investment.

(g)  The ‘other’ segment for net assets comprises the net investment in General Mills of £1,837 million (2001 — £nil; 2000 — £nil), net external borrowings of £5,496 million (2001 — £5,479 million; 2000 — £5,545 million); tax and external dividend creditors of £1,226 million (2001 — £1,126 million; 2000 — £876 million); net pension prepayment of £466 million (2001 — £458 million; 2000 — £422 million); and other net assets of £208 million (2001 — net assets of £51 million; 2000 — net liabilities of £55 million).

(h)  The ‘other’ segment for total assets comprise: the net investment in General Mills of £1,837 million (2001 — £nil; 2000 — £nil), cash at bank and liquid resources of £1,596 million (2001 — £1,842 million; 2000 — £1,063 million); pension prepayment of £485 million (2001 — £477 million; 2000 — £441 million); investment in own shares of £219 million (2001 — £169 million; 2000 — £142 million); interest rate and foreign currency swaps of £365 million (2001 — £315 million; 2000 — £213 million) and other assets of £681 million (2001 — £291 million; 2000 — £290 million).

(i)  Under UK GAAP net assets represents shareholders’ funds and minority interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

2   Segmental analysis - (continued)

(ii)  Geographical information

	Great	Rest of	North	Asia	Latin	Rest of
	Britain	Europe	America	Pacific	America	World	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2002
Turnover	1,601	2,603	4,717	1,001	639	721	11,282
Operating profit before goodwill amortisation and exceptional items	206	473	866	231	193	149	2,118
Goodwill amortisation	—	(1)	(10)	—	(1)	—	(12)
Exceptional items charged to operating profit	(55)	39	(430)	(2)	(4)	(1)	(453)
Operating profit	151	511	426	229	188	148	1,653
Long-lived assets	1,984	583	4,476	687	69	180	7,979
2001
Turnover	1,521	2,552	6,401	990	776	581	12,821
Operating profit before goodwill amortisation and exceptional items	171	443	1,001	206	188	118	2,127
Goodwill amortisation	—	(1)	(22)	(1)	(2)	—	(26)
Exceptional items charged to operating profit	(96)	(62)	(76)	6	—	—	(228)
Operating profit	75	380	903	211	186	118	1,873
Long-lived assets	1,946	452	5,967	241	82	160	8,848
2000
Turnover	1,472	2,709	5,639	886	697	467	11,870
Operating profit before goodwill amortisation and exceptional items	157	428	956	170	165	104	1,980
Goodwill amortisation	—	(1)	(15)	—	(1)	—	(17)
Exceptional items charged to operating profit	(30)	(8)	(90)	(35)	(12)	(6)	(181)
Operating profit	127	419	851	135	152	98	1,782
Long-lived assets	1,981	497	5,506	188	97	98	8,367

(a)  The geographical analysis of turnover and operating profit is based on the location of the third party customers.

(b)  Long-lived assets comprise tangible fixed assets and intangible assets after depreciation and amortisation respectively. The net book value of brands are included in the geographical region in which the brand originated.

(c)  Profit before interest and tax, excluding the profit attributable to General Mills and Moët Hennessy, for the year relates to the following geographical areas: North America £721 million; Europe £1,200 million; Asia Pacific £228 million; Latin America £186 million; and Rest of World £148 million (2001 — £880 million; £465 million; £234 million; £215 million; and £123 million, respectively; 2000 — £868 million; £402 million; £156 million; £146 million; and £107 million, respectively).

3   Turnover

	2002			2001

	Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Geographical area by origin
North America	2,680	2,011	4,691	2,107	4,378	6,485
Europe	5,113	371	5,484	4,364	525	4,889
Asia Pacific	801	88	889	780	145	925
Latin America	365	102	467	516	170	686
Rest of World	628	6	634	533	23	556

	9,587	2,578	12,165	8,300	5,241	13,541
Less: Sales to group companies in other geographical areas	(883)	—	(883)	(720)	—	(720)

	8,704	2,578	11,282	7,580	5,241	12,821

	2000

	Continuing	Discontinued
	operations	operations	Total

	£ million	£ million	£ million
Geographical area by origin
North America	2,019	3,982	6,001
Europe	4,323	487	4,810
Asia Pacific	606	118	724
Latin America	367	158	525
Rest of World	380	27	407

	7,695	4,772	12,467
Less: Sales to group companies in other geographical areas	(578)	(19)	(597)

	7,117	4,753	11,870

Exports from the United Kingdom were £1,614 million (2001 — £1,435 million; 2000 — £1,285 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

4   Operating costs

		Continuing	Discontinued
		operations	operations	Total

		£ million	£ million	£ million
	2002
	Change in stocks	(71)	(58)	(129)
	Raw materials and consumables	2,286	692	2,978
Excise duties	— United States	438	—	438
	— Other	1,681	—	1,681
	Advertising, marketing and promotion	1,153	358	1,511
	Other external charges	823	644	1,467
	Staff costs (note 5)	834	535	1,369
	Depreciation and other amounts written off fixed assets	237	113	350
	Other operating income	(11)	(25)	(36)

		7,370	2,259	9,629

	2001
	Change in stocks	(18)	7	(11)
	Raw materials and consumables	1,883	1,341	3,224
Excise duties	— United States	353	—	353
	— Other	1,505	—	1,505
	Advertising, marketing and promotion	995	922	1,917
	Other external charges	565	1,348	1,913
	Staff costs (note 5)	803	802	1,605
	Depreciation and other amounts written off fixed assets	225	260	485
	Other operating income	(8)	(35)	(43)

		6,303	4,645	10,948

	2000
	Change in stocks	5	(7)	(2)
	Raw materials and consumables	1,842	1,401	3,243
Excise duties	— United States	328	—	328
	— Other	1,451	—	1,451
	Advertising, marketing and promotion	899	807	1,706
	Other external charges	416	1,017	1,433
	Staff costs (note 5)	781	831	1,612
	Depreciation and other amounts written off fixed assets	200	174	374
	Other operating income	(7)	(50)	(57)

		5,915	4,173	10,088

(a)  Other external charges. These include operating lease rentals for plant and machinery of £20 million (2001 — £27 million; 2000 — £25 million); other operating lease rentals (mainly properties) of £104 million (2001 — £107 million; 2000 — £106 million); loss in respect of currency cylinders of £2 million (2001 — loss of £90 million; 2000 — gain of £13 million)(see note 18(i)); research and development expenditure of £28 million (2001 — £71 million; 2000 — £69 million); and maintenance and repairs of £65 million (2001 — £68 million; 2000 — £79 million). Other operating income includes £21 million (2001 — £20 million; 2000 — £17 million) from operating leases and in 2001 — £5 million (2000 — £17 million) of exceptional income.

(b)  Operating costs for continuing operations. In 2002 operating costs for continuing operations include the following amounts in respect of acquired businesses: decrease in stocks of £14 million; raw materials and consumables of £110 million; excise duties of £122 million; advertising, marketing and promotion of £79 million; other external charges of £80 million; staff costs of £35 million; and depreciation of £3 million.

(c)  Goodwill and exceptional operating costs. Operating costs for continuing operations in the year include goodwill amortisation of £2 million (2001 — £2 million; 2000 — £1 million) and exceptional operating costs of £432 million (2001 — £153 million; 2000 — £83 million) as follows: other external charges £306 million; staff costs £90 million; and assets write downs £36 million (2001 — £59 million; £67 million; and £27 million, respectively; 2000 — £34 million; £40 million; and £9 million, respectively). Operating costs for discontinued operations include goodwill amortisation of £10 million (2001 — £24 million; 2000 — £16 million), exceptional operating costs of £21 million (2001 — £80 million; 2000 — £115 million) and, in the year ended 30 June 2001, other operating income of £5 million (2000 — £17 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

4   Operating costs - (continued)

(d)  Fees paid to auditor. Fees charged to operating profit in respect of the audit during the year were £3,300,000 (2001 — £2,800,000; 2000 — £2,500,000), including the statutory audit of the company of £23,000 (2001 — £23,000; 2000 — £23,000). Fees in respect of other services provided by KPMG Audit Plc and its affiliates totalled £18,900,000 (2001 — £14,300,000; 2000 — £7,000,000) of which £11,000,000 (2001 — £9,500,000; 2000 — £4,500,000) relates to KPMG in the United Kingdom; and £7,900,000 (2001 — £4,800,000; 2000 — £2,500,000) relates to its overseas affiliates. The fees in respect of other services included audit related services of £1,500,000 (2001 — £1,500,000; 2000 — £1,000,000), assistance on acquisitions and disposals of £9,500,000 (2001 — £7,500,000; 2000 — £1,200,000), tax advice of £6,200,000 (2001 — £4,400,000; 2000 — £2,600,000) and other fees, including information technology project support, of £1,700,000 (2001 — £900,000; 2000 — £2,200,000).

5   Employees

		2002			2001			2000

	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total

Average number of employees
Premium drinks	22,841	1,078	23,919	21,363	628	21,991	24,241	450	24,691
Discontinued operations	25,734	12,471	38,205	37,747	11,785	49,532	36,620	11,163	47,783

	48,575	13,549	62,124	59,110	12,413	71,523	60,861	11,613	72,474

In the year ended 30 June 2002, employees for packaged food businesses are included for four months and for the Seagram spirits and wine businesses for six months, reflecting the periods in which the group owned the relevant operations.

	2002	2001	2000

	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	1,281	1,491	1,472
Employer’s social security	100	127	129
Employer’s pension	(24)	(33)	(7)
Other post employment	12	20	18

	1,369	1,605	1,612

Retirement benefits. The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, the United States and Ireland. All valuations were performed by independent actuaries using the projected unit method to determine pension costs.

The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 and the disclosures in (i) below are those required by that standard. FRS 17 — Retirement benefits was issued in November 2000 but is not expected to be fully mandatory for the group until the year ending 30 June 2005. Prior to this, transitional disclosures are required which, to the extent they are not given in (i), are set out in (ii).

(i)  SSAP 24 disclosures. The principal assumptions for the calculation under SSAP 24 for the year ended 30 June 2002 were: real rate of return on assets 4% (2001 — 4%; 2000 — 4%); real annual increase in wages and salaries 2% to 2.5% (2001 — 2% to 2.5%; 2000 — 2% to 2.5%); real rate of future dividend growth for UK equities 1% to 1.25% (2001 — 1%; 2000 — 1%); and pension increases approximately in line with inflation. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected average service lives of the members (12 to 17.5 years) of the relevant plan on a straight line basis using the single variation method.

The actuarial value of the assets of those plans at 30 June 2002 was sufficient to cover approximately 123% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. Provision is made in the financial statements for the benefits accruing to members of unfunded pension plans in accordance with the advice of independent actuaries.

The group also operates a number of plans, primarily in the United States, which provide employees with other post employment benefits in respect of medical costs. The plans are generally unfunded and the liability in respect of these benefits is included in provisions. The liability is assessed by qualified independent actuaries under the projected unit method, assuming that principal assumptions under SSAP 24 were a liability discount rate of 7.5% (2001 — 7.5%; 2000 — 7.5%) and medical inflation of 6% reducing by 1% per year to 5% (2001 — 7% reducing by 1% per year to 5%; 2000 — 8% reducing to 1% per year to 5%).

The most recent full valuations of the significant defined benefit plans were carried out as follows: United Kingdom on 31 March 2000; United States on 31 March 2002; and Ireland on 31 December 2000. These valuations have been updated to 30 June 2002 by qualified independent actuaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

5   Employees - (continued)

(ii)  FRS 17 disclosures.

	United Kingdom		United States			Ireland

	2002	2001	2002	2001	2002		2001

	%	%	%	%	%		%
Major assumptions for significant defined benefit plans
Rate of general increase in salaries	4.3	4.3	5.0	5.5	5.0		5.0
Rate of increase to pensions in payment	3.2	3.2	—	—	3.0		3.0
Rate of increase to deferred pensions	2.6	2.6	—	—	3.0		3.0
Medical inflation	—	—	5.0	6.0	—		—
Discount rate for scheme liabilities	5.9	6.3	7.1	7.5	6.0		6.0
Inflation	2.6	2.6	3.0	3.5	3.0		3.0

(a)  On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 30 June 2002 are set out below:

	United	United
	Kingdom	States	Ireland	Other	Total

	£ million	£ million	£ million	£ million	£ million
Operating profit
Current service cost	(45)	(17)	(14)	(16)	(92)
Past service cost	(3)	(4)	—	—	(7)
Exceptional item — past service cost	—	—	(17)	—	(17)

Total charge to operating profit	(48)	(21)	(31)	(16)	(116)
Finance income
Expected return on post employment scheme assets	237	52	87	—	376
Interest on post employment plan liabilities	(169)	(52)	(45)	—	(266)

Net credit to finance income	68	—	42	—	110
Exceptional items
Loss on settlement arising on disposal of The Pillsbury Company	—	(16)	—	—	(16)

Profit/(loss) before taxation	20	(37)	11	(16)	(22)

Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan assets	(682)	(199)	(237)	—	(1,118)
Experience gains and losses arising on the plan liabilities	5	(3)	(6)	—	(4)
Changes in assumptions underlying the present value of the plan liabilities	(223)	(12)	(35)	—	(270)

Actuarial loss recognisable in consolidated statement of total recognised gains and losses	(900)	(214)	(278)	—	(1,392)
Changes in the recognisable surplus of the schemes with a surplus restriction	—	8	—	—	8
Exchange adjustments	—	2	15	—	17

	(900)	(204)	(263)	—	(1,367)

Included in ‘other’ in the table above are a number of minor defined benefit and defined contribution plans throughout the rest of the world.

	United	United
	Kingdom	States	Ireland

	%	%	%
Additional disclosures
Difference between the expected and actual return on plan assets expressed as a percentage of the plan assets	(27)	(21)	(25)
Experience losses on plan liabilities expressed as a percentage of the present value of the plan liabilities	—	(1)	(1)
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the plan liabilities	(30)	(18)	(32)

During the year the group disposed of the packaged food business and associated post employment plans. These plans were for employees based in the United States and the percentages in the above table exclude these plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

5   Employees - (continued)

(b)  The expected long term rate of returns and market values of the assets of the significant defined benefit post employment plans were as follows:

	United Kingdom		United States		Ireland

	Expected		Expected		Expected
	long term		long term		long term
	rate of	Market	rate of	Market	rate of	Market
	return	value	return	value	return	value

	%	£ million	%	£ million	%	£ million
30 June 2002
Market value of assets
Equities	8.0	2,142	8.7	177	8.3	789
Bonds	—	—	6.2	103	5.3	66
Property	7.0	355	—	—	7.3	99
Other	5.0	74	5.7	11	5.3	13

		2,571		291		967
Present value of post employment plan liabilities		(2,960)		(367)		(868)

(Deficit)/surplus in the post employment plans		(389)		(76)		99
Surplus restriction		—		(16)		—

Post employment (liabilities)/assets before deferred tax		(389)		(92)		99
Related deferred tax assets/(liabilities)		117		32		(10)

Net post employment (liabilities)/assets		(272)		(60)		89

30 June 2001
Market value of assets
Equities	7.7	2,793	8.5	1,013	8.1	934
Bonds	—	—	6.5	311	5.6	61
Property	6.7	333	—	—	7.1	81
Other	5.2	85	6.0	1	5.6	2

		3,211		1,325		1,078
Present value of post employment plan liabilities		(2,720)		(1,162)		(727)

Surplus in the post employment plans		491		163		351
Surplus restriction		—		(26)		—

Post employment assets before deferred tax		491		137		351
Related deferred tax liabilities		(147)		(53)		(35)

Net post employment assets		344		84		316

(c)  If the above post employment assets, identified in (b) above, had been recognised in the consolidated financial statements, the group’s net assets and profit and loss account reserve would be as follows:

	2002	2001

	£ million	£ million
Group net assets
Net assets as per consolidated balance sheet (including SSAP 24 assets)	6,556	5,729
Less: net post employment assets under SSAP 24 (net of deferred tax)	(420)	(385)
Add: net post employment (liabilities)/assets under FRS 17 (net of deferred tax)	(243)	744

Net assets including post employment assets under FRS 17	5,893	6,088

Group profit and loss account
Profit and loss account surplus/(deficit) as per consolidated balance sheet (including SSAP 24 assets)	606	(269)
Less: net post employment assets under SSAP 24 (net of deferred tax)	(420)	(385)
Add: net post employment (liabilities)/assets under FRS 17 (net of deferred tax)	(243)	744

Profit and loss account (deficit)/surplus including post employment assets under FRS 17	(57)	90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

5   Employees - (continued)

Movement in surplus during the year:

	United	United
	Kingdom	States	Ireland	Total

	£ million	£ million	£ million	£ million
Surplus in plans at beginning of the year	491	163	351	1,005
Exchange adjustments	—	—	15	15
Current service cost	(45)	(17)	(14)	(76)
Past service cost	(3)	(4)	(17)	(24)
Curtailment/settlement cost	—	(16)	—	(16)
Cash contributions	—	12	—	12
Other finance income	68	—	42	110
Actuarial loss	(900)	(214)	(278)	(1,392)

(Deficit)/surplus in plans at end of the year	(389)	(76)	99	(366)

The total net deficit of £366 million at 30 June 2002 excludes the surplus restriction of £16 million referred to in note (b).

The currently agreed rates of contribution by the group are £nil (2001 — £nil) for all significant defined benefit plans.

(d)  The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £23 million (2001 — £21 million; 2000 — £14 million).

6   Associates

	2002	2001	2000

	£ million	£ million	£ million
Share of turnover	1,745	1,025	986
Share of operating costs	(1,421)	(822)	(788)

Share of operating profit before exceptional items	324	203	198
Share of exceptional items	(41)	—	(3)
Share of interest payable (net)	(64)	(3)	(3)
Share of taxation	(87)	(29)	(72)
Equity minority interests	(1)	(1)	(2)
Dividends received by the group	(87)	(101)	(64)

Share of profits retained by associates	44	69	54

Summarised financial information, in aggregate, derived from unaudited historical financial information, is presented below for all of the group’s investments in associates:

Summary profit and loss account:

	2002	2001	2000

	£ million	£ million	£ million
Turnover	6,662	2,619	2,624
Operating profit	1,163	560	536
Profit for the year	388	434	325

Summary balance sheets:

	2002	2001

	£ million	£ million
Fixed assets	10,392	1,248
Current assets	4,867	2,744

Total assets	15,259	3,992

Current liabilities	4,773	1,034
Long term liabilities	5,052	443
Shareholders’ equity	5,434	2,515

Total liabilities and shareholders’ equity	15,259	3,992

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

6   Associates - (continued)

The principal associates are (i) a 22% equity interest in General Mills, Inc (General Mills) a company incorporated in the United States and listed on the New York Stock Exchange. General Mills produces and sells a variety of food products, principally in North America and (ii) a 34% equity interest in Moët Hennessy SA, a French subsidiary of Moët Hennessy Louis Vuitton SA (LVMH), which is engaged in the production and distribution of champagne and cognac.

Group turnover includes sales to associates of £20 million (2001 — £37 million; 2000 — £35 million) and operating costs include purchases from associates of £95 million (2001 — £117 million; 2000 — £118 million). The group’s share of operating profit before exceptional items and its share of the interest expense of General Mills was £143 million and £59 million, respectively. The group’s share of the operating profit before exceptional items of Moët Hennessy, which is a subsidiary of LVMH, was £150 million (2001 — £155 million; 2000 — £135 million).

7   Exceptional items

	2002	2001	2000

	£ million	£ million	£ million
Operating costs
Continuing operations
Guinness UDV integration(a)	(48)	(74)	—
Seagram integration(b)	(164)	—	—
Integration costs to create United Distillers & Vintners(c)	—	—	(83)
José Cuervo settlement(d)	(220)	—	—
Other integration and restructuring(e)	—	(79)	—

	(432)	(153)	(83)
Discontinued operations
Quick service restaurants(f)	(21)	(65)	(55)
The Pillsbury Company — restructuring costs	—	(10)	(43)

	(21)	(75)	(98)

	(453)	(228)	(181)

(a)  £48 million costs were incurred in the year in respect of the integration of the spirits, wine and beer businesses to create premium drinks (2001 — £74 million). Approximately £18 million costs (2001 — £32 million) were employee related, £9 million (2001 — £9 million) were legal and professional costs, and the balance included consultancy and systems costs. It is anticipated that 680 jobs will be lost, as a result of the charge in the two years ended 30 June 2002, of which 340 had been terminated at 30 June 2002. It is anticipated that further costs will be incurred in the year ending 30 June 2003 and the total integration will result in the loss of approximately 750 jobs.

An analysis of the movement in the integration liability is as follows:

	Charged to			Charged to
	profit and			profit and
	loss account			loss account
	in year			in year
	ended		Liability at	ended		Liability at
	30 June 2001	Utilised	30 June 2001	30 June 2002	Utilised	30 June 2002

	£ million	£ million	£ million	£ million	£ million	£ million
Employee related	32	(12)	20	18	(22)	16
Legal and professional	9	(4)	5	9	(8)	6
Other	26	(20)	6	21	(24)	3

	67	(36)	31	48	(54)	25

Asset write downs	7

	74

(b)  £164 million costs were incurred on the integration of the acquired Seagram spirits and wine businesses into premium drinks. £72 million of these costs were employee related, £36 million were asset write downs, £10 million were legal and professional fees and the balance was systems and other costs.

It is anticipated that, as a result of this charge, 1,200 jobs will be lost of which some 1,050 had been terminated by 30 June 2002. It is expected that further costs will be incurred in the two years ending 30 June 2004 and the total integration will result in the loss of 1,785 jobs.

£25 million of the charge in the year ended 30 June 2002 had not been expended at the year end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

7   Exceptional items - (continued)

(c)  On the Merger of GrandMet and the Guinness Group on 17 December 1997 a programme was undertaken to integrate the businesses of the groups. The costs to carry out this integration were charged to the statement of income over a three year period, the final charge being in the year ended 30 June 2000. The majority of the costs were borne by the premium drinks segment. The total cost of integration consisted of headcount reductions, changing office and production locations, new systems and processes, and consequent asset write offs.

(d)  On 5 February 2002, Diageo and José Cuervo SA (Cuervo) agreed to terminate their litigation in respect of a change of control issue which arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the Cuervo brands in the United States which now extend to 2013. The settlement in favour of Cuervo involved the return of the group’s 45% interest in Cuervo and a net cash payment of £85 million. The exceptional charge of £220 million (before tax) comprises the group’s investment in Cuervo of £115 million, related goodwill previously written off to reserves of £20 million and the net cash payment to Cuervo.

(e)  In 2001, £79 million costs were incurred on the reorganisation of beer production facilities in Ireland and England and the restructuring of ownership and management within premium drinks. Included in the costs were £35 million of employee related costs and £26 million of tangible fixed asset write downs. The restructuring resulted in the loss of approximately 550 jobs of which 410 had been terminated at 30 June 2002.

(f)  During the year ended 30 June 2002, in anticipation of the disposal of the Burger King business, their franchisee loan financing arrangements have been restructured. This has resulted in an exceptional charge for credit enhancement, performance and service fees of £21 million. In the year ended 30 June 2001, the exceptional items in respect of Burger King comprised provisions of £49 million made against certain fixed assets, costs associated with litigation of £21 million (2000 — £34 million litigation damages and £38 million costs of US distributor changes), less £5 million of successor franchise fee income (2000 — £17 million).

Associates. The group’s share of exceptional items in respect of associates comprised restructuring costs of £31 million incurred by General Mills, Inc following the acquisition of the Pillsbury business and £10 million in respect of Moët Hennessy. In the year ended 30 June 2000, £3 million was incurred in respect of reorganisation costs at Ice Cream Partners now included in discontinued operations.

Sale of businesses

	2002	2001	2000

	£ million	£ million	£ million
Continuing operations
Malibu brand	532	—	—
Glen Ellen wines	(52)	—	—
Guinness World Records Limited	35	—	—
Latin American brands	—	28	—
European brands	—	—	(165)
Other	(3)	—	—

	512	28	(165)
Discontinued operations
Burger King Australia	(12)	—	—
The Pillsbury Company	322	(51)	(3)
Other	(1)	—	—

	309	(51)	(3)

Gain/(loss) on sale of businesses	821	(23)	(168)

The net profit from the sale of businesses was after charging goodwill previously written off, attributable to the businesses sold, of £1,748 million (2001 — £nil; 2000 — £446 million) of which £1,671 million arose on the disposal of The Pillsbury Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

8   Interest payable (net)

	2002	2001	2000

	£ million	£ million	£ million
On bank loans and overdrafts	16	32	31
On all other borrowings	499	418	435
Share of net interest payable by associates	64	3	3

	579	453	469
Less: Other interest receivable	(180)	(103)	(106)

	399	350	363

9   Taxation

(i)  Analysis of taxation charge in the year

	2002			2001

	Before			Before
	goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and
	exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Current tax
UK corporation tax payable at 30% (2001 — 30%)	26	2	28	148	(26)	122
Less: Double taxation relief	(7)	—	(7)	(107)	—	(107)

	19	2	21	41	(26)	15
Overseas corporate taxation	408	(10)	398	362	(13)	349
Share of taxes on profits of associates	92	(5)	87	29	—	29
Adjustments in respect of prior periods	(6)	—	(6)	(20)	—	(20)

Total current tax	513	(13)	500	412	(39)	373

Deferred tax (note 21)
United Kingdom	(49)	—	(49)	28	—	28
Overseas	(39)	134	95	29	6	35
Adjustments in respect of prior periods	86	—	86	(1)	—	(1)

Total deferred tax	(2)	134	132	56	6	62

Taxation on profit on ordinary activities	511	121	632	468	(33)	435

	2000

	Before
	goodwill	Goodwill
	and	and
	exceptional	exceptional
	items	items	Total

	£ million	£ million	£ million
Current tax
UK corporation tax payable at 30%	124	(10)	114
Less: Double taxation relief	(35)	—	(35)

	89	(10)	79
Overseas corporate taxation	236	(9)	227
Share of taxes on profits on associates	72	—	72
Adjustments in respect of prior periods	1	—	1

Total current tax	398	(19)	379

Deferred tax (note 21)
United Kingdom	(5)	(7)	(12)
Overseas	65	(45)	20
Adjustments in respect of prior periods	—	—	—

Total deferred tax	60	(52)	8

Taxation on profit on ordinary activities	458	(71)	387

Included in adjustments in respect of prior periods for current tax is a UK charge of £26 million (2001 — credit of £11 million; 2000 — charge of £4 million) and a credit for overseas tax of £32 million (2001 — credit of £9 million; 2000 — credit of £3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

9   Taxation - (continued)

(ii)  Factors affecting tax charge for the year

	2002			2001

	Before			Before
	goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and
	exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Profit on ordinary activities before taxation	2,043	293	2,336	1,980	(258)	1,722

Notional charge at UK corporation tax rate of 30%	613	88	701	594	(77)	517
Differences in effective overseas tax rates	(6)	21	15	(42)	(10)	(52)
Differences in effective tax rates on profits of associates	14	(7)	7	(42)	—	(42)
Depreciation in excess of capital allowances	2	—	2	31	—	31
Intangible amortisation	(177)	—	(177)	(114)	—	(114)
Items not (chargeable)/deductible for tax purposes	(15)	19	4	62	54	116
Adjustments in respect of prior periods	80	—	80	(21)	—	(21)

Tax charge for the year	511	121	632	468	(33)	435

	2000

	Before
	goodwill	Goodwill
	and	and
	exceptional	exceptional
	items	items	Total

	£ million	£ million	£ million
Profit on ordinary activities before taxation	1,815	(364)	1,451

Notional charge at UK corporation tax rate of 30%	544	(109)	435
Differences in effective overseas tax rates	(18)	(25)	(43)
Differences in effective tax rates on profits of associates	14	—	14
Depreciation in excess of capital allowances	16	—	16
Intangible amortisation	(34)	—	(34)
Items not (chargeable)/deductible for tax purposes	(65)	63	(2)
Adjustments in respect of prior periods	1	—	1

Tax charge for the year	458	(71)	387

(iii)  Factors that may affect future tax charges

Deferred tax assets where realisation does not meet the more likely than not criterion, have not been recognised.

No provision has been made for deferred tax on gains recognised on revaluing property or intangible assets or on the sale of properties or intangibles where potentially taxable gains have been rolled over into replacement assets. The total amount unprovided is £12 million (2001 — £10 million; 2000 — £11 million). Such tax would become payable only if the property or intangible was sold without it being possible to claim further rollover relief and this is not expected to occur in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associates, as earnings are reinvested by the group and no tax is expected to be payable on them in the foreseeable future.

10   Dividends

	2002	2001	2000

	£ million	£ million	£ million

Interim
9.3 pence per share (2001 — 8.9 pence; 2000 — 8.4 pence)	309	298	285
Proposed final
14.5 pence per share (2001 — 13.4 pence; 2000 — 12.6 pence)	458	453	428

	767	751	713

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

11   Earnings per share

	2002		2001		2000

	Earnings	Shares	Earnings	Shares	Earnings	Shares

	£ million	million	£ million	million	£ million	million
Basic (profit/weighted average number of shares)	1,617	3,316	1,207	3,377	990	3,393
Adjustments — potential employee share issues	—	2	—	3	—	5

Diluted	1,617	3,318	1,207	3,380	990	3,398

Basic and diluted earnings per share are shown on the face of the profit and loss account calculated by reference to earnings before the £172 million income (2001 — £225 million charge; 2000 — £293 million charge) for goodwill amortisation and exceptional items, and the related tax, since the directors consider that this gives a useful additional indication of underlying performance.

12   Fixed assets — intangible assets

			Other
	Brands	Goodwill	intangibles	Total

	£ million	£ million	£ million	£ million
Cost
At 30 June 2001	5,213	476	43	5,732
Exchange adjustments	(244)	(15)	—	(259)
Additions	2,765	21	7	2,793
Disposals	(2,427)	(375)	—	(2,802)

At 30 June 2002	5,307	107	50	5,464

Amortisation
At 30 June 2001	—	52	8	60
Provided during the year	—	12	4	16
Disposals	—	(46)	—	(46)

At 30 June 2002	—	18	12	30

Net book value
At 30 June 2002	5,307	89	38	5,434

At 30 June 2001	5,213	424	35	5,672

Brands are stated at fair value on acquisition, denominated in the currencies of their principal markets. An annual review is carried out by the directors to consider whether any brand has suffered an impairment in value. The principal acquired brands included above are Johnnie Walker, Smirnoff and Burger King. In addition, brands were acquired as part of the purchase of the Seagram spirits and wine businesses including Crown Royal, Captain Morgan and Windsor Premier.

13   Fixed assets — tangible assets

				Assets in
	Land and	Plant and	Fixtures and	course of
	buildings	machinery	fittings	construction	Total

	£ million	£ million	£ million	£ million	£ million
Cost or valuation
At 30 June 2001	2,079	2,624	278	170	5,151
Exchange adjustments	(62)	(38)	(8)	(8)	(116)
Subsidiaries acquired	138	92	18	—	248
Additions	165	243	24	164	596
Disposals	(670)	(940)	(157)	(137)	(1,904)
Transfers	2	7	2	(11)	—

At 30 June 2002	1,652	1,988	157	178	3,975

Depreciation
At 30 June 2001	556	1,230	189	—	1,975
Exchange adjustments	(17)	(10)	(6)	—	(33)
Provided during the year	66	191	27	—	284
Exceptional write downs	15	11	10	—	36
Disposals	(218)	(499)	(115)	—	(832)

At 30 June 2002	402	923	105	—	1,430

Net book value
At 30 June 2002	1,250	1,065	52	178	2,545

At 30 June 2001	1,523	1,394	89	170	3,176

(a)  The net book value of land and buildings comprises: freeholds of £1,089 million (2001 — £1,347 million); long leaseholds of £44 million (2001 — £50 million); and short leaseholds of £117 million (2001 — £126 million). Depreciation was not charged on £441 million (2001 — £355 million) of land.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

13   Fixed assets — tangible assets - (continued)

(b)  Included in the total net book value of tangible assets is £17 million (2001 — £40 million) in respect of assets under finance leases; depreciation for the year on these assets was £3 million (2001 — £4 million). Cost included £187 million (2001 — £196 million) in respect of assets held for the purpose of leasing out under operating leases; accumulated depreciation on these assets was £54 million (2001 — £60 million) and depreciation for the year was £3 million (2001 — £3 million).

(c)  The total at cost or valuation for land and buildings comprises: £519 million (2001 — £516 million) at 1992 professional valuation; £95 million (2001 — £112 million) at 1988 professional valuation; and £1,038 million (2001 — £1,451 million) at cost. The professional valuations were made on an open market existing use basis except for specialised properties which were valued on a depreciated replacement cost basis.

(d)  The historical cost of land and buildings, i.e. the original cost to the group of all land and buildings, was £1,523 million (2001 — £1,942 million) and the related accumulated depreciation was £402 million (2001 — £556 million).

14   Fixed assets — investments

	Investment	Investment	Total	Investment			Total loans
	in General	in other	investment	in own	Other		and other
	Mills	associates	in associates	shares	investments	Loans	investments	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2001	—	1,203	1,203	214	61	87	362	1,565
Exchange adjustments	(89)	34	(55)	—	—	(2)	(2)	(57)
Additions	1,922	7	1,929	84	18	16	118	2,047
Share of retained profits	4	40	44	—	—	—	—	44
Disposals and other	—	(212)	(212)	(50)	(32)	(59)	(141)	(353)

At 30 June 2002	1,837	1,072	2,909	248	47	42	337	3,246

Provisions/amortisation
At 30 June 2001	—	10	10	45	26	11	82	92
Amortisation of own shares	—	—	—	14	—	—	14	14
Increase in provision	—	—	—	—	9	—	9	9
Disposals	—	—	—	(30)	(11)	(11)	(52)	(52)

At 30 June 2002	—	10	10	29	24	—	53	63

Net book value
At 30 June 2002	1,837	1,062	2,899	219	23	42	284	3,183

At 30 June 2001	—	1,193	1,193	169	35	76	280	1,473

(a)   General Mills, Inc

Included in associates is the group’s 79 million shares in General Mills, Inc (General Mills) a company incorporated in the United States and listed on the New York Stock Exchange. General Mills produces and sells a variety of food products, principally in North America. General Mills’ financial year ended on 26 May 2002 and a summary of General Mills’ consolidated balance sheet translated at £1 = $1.52 prepared under US GAAP, on that date, is set out below:

	$ million	£ million

Fixed assets
Intangible assets	8,563	5,634
Other fixed assets	4,540	2,987
Current assets
Cash	975	641
Other current assets	2,462	1,620
Creditors — due within one year
Borrowings	(3,848)	(2,532)
Other creditors	(1,899)	(1,249)
Creditors — due after one year
Borrowings	(5,591)	(3,678)
Other creditors	(1,473)	(969)

Net assets before minority interests	3,729	2,454
Minority interests	(153)	(101)

Net assets after minority interests	3,576	2,353

At 30 June 2002 General Mills’ share price was $44.08 (£29) valuing the group’s interest at $3,482 million (£2,291 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

14   Fixed assets — investments - (continued)

The net investment in General Mills has been accounted for by aggregating the acquired 22% share of the fair value of General Mills prior to the acquisition with the retained 22% interest in The Pillsbury Company’s pre-transaction net assets. Goodwill associated with the retained interest in The Pillsbury Company, written off to reserves up to 1 July 1998, will be recycled through the profit and loss account on a subsequent sale of shares in General Mills.

Diageo may receive contingent consideration of up to $395 million (£260 million) on 30 April 2003 from General Mills depending on the General Mills share price in the period prior to 30 April 2003 and the number of shares Diageo holds at that date (see note 18).

(b)  Investment in other associates

The table below analyses and aggregates the group’s share of the net assets of its other associates.

	2002	2001

	£ million	£ million
Fixed assets	602	716
Current assets	897	1,042
Creditors due within one year	(335)	(387)
Creditors due after one year	(102)	(178)

Net assets	1,062	1,193

Investment in other associates comprises the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £693 million (2001 — £898 million) plus the group’s share of post acquisition reserves of £369 million (2001 — £295 million). Investment in other associates includes £992 million (2001 — £922 million) in respect of Moët Hennessy.

(c)  Investment in own shares at 30 June 2002 comprises 36.1 million ordinary shares held in respect of longer term incentive plans for executive directors and senior executives and 2.6 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2002 was £330 million (2001 — 34.6 million ordinary shares; market value £270 million).

15   Stocks

	2002	2001

	£ million	£ million
Raw materials and consumables	214	281
Work in progress	34	25
Maturing stocks	1,474	1,298
Finished goods and goods for resale	594	628

	2,316	2,232

The group estimates that the replacement cost of the maturing stocks at 30 June 2002 was higher than the carrying value by approximately £650 million (2001 — £600 million).

16   Debtors

	2002		2001

	Due within	Due after	Due within	Due after
	one year	one year	one year	one year

	£ million	£ million	£ million	£ million
Trade debtors	1,349	—	1,353	—
Amounts owed by associates	3	—	2	—
Amounts receivable under finance leases	7	87	8	94
Other debtors	530	384	377	327
Pension prepayments	—	678	—	795
Other prepayments and accrued income	168	17	210	13
Deferred taxation (note 21)	152	42	11	47
ACT recoverable	—	2	4	8

	2,209	1,210	1,965	1,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

17   Net borrowings

	At 30 June		Non-cash	Exchange	At 30 June
	2001	Cash flow	items	adjustments	2002

Analysis of net borrowings	£ million	£ million	£ million	£ million	£ million
Cash and overdrafts
Cash at bank and liquid resources	1,842	(198)	—	(48)	1,596
Less: Bank deposits reclassified to liquid resources	(1,178)	92	—	48	(1,038)
Overdrafts	(262)	(44)	—	11	(295)

	402	(150)	—	11	263

Borrowings excluding overdrafts
Borrowings due within one year	(3,340)	762	(1,010)	165	(3,423)
Borrowings due after one year	(3,993)	(695)	761	216	(3,711)
Interest rate and foreign currency swaps	315	70	59	(79)	365
Net obligations under finance leases	(41)	—	11	2	(28)

	(7,059)	137	(179)	304	(6,797)

Liquid resources
Bank deposits reclassified from cash at bank and liquid resources	1,178	(92)	—	(48)	1,038

Net borrowings	(5,479)	(105)	(179)	267	(5,496)

	At 30 June		Non-cash	Exchange	At 30 June
	2000	Cash flow	items	adjustments	2001

	£ million	£ million	£ million	£ million	£ million
Cash and overdrafts
Cash at bank and liquid resources	1,063	751	—	28	1,842
Less: Bank deposits reclassified to liquid resources	(580)	(572)	—	(26)	(1,178)
Overdrafts	(179)	(79)	—	(4)	(262)

	304	100	—	(2)	402

Borrowings excluding overdrafts
Borrowings due within one year	(2,887)	16	(354)	(115)	(3,340)
Borrowings due after one year	(3,716)	(388)	322	(211)	(3,993)
Interest rate and foreign currency swaps	213	(26)	53	75	315
Net obligations under finance leases	(39)	—	—	(2)	(41)

	(6,429)	(398)	21	(253)	(7,059)

Liquid resources
Bank deposits reclassified from cash at bank and liquid resources	580	572	—	26	1,178

Net borrowings	(5,545)	274	21	(229)	(5,479)

£16 million (2001 — £19 million; 2000 — £12 million) of net borrowings due after one year and £260 million (2001 — £91 million; 2000 — £109 million) of net borrowings due within one year were secured on assets of the group.

The interest rate swaps included in net borrowings comprise interest accruals on the swaps relating to the zero coupon bonds 2004. The foreign currency swaps comprise the net amount from the translation of the group’s foreign currency swap principal amounts. The interest rate and foreign currency swaps are included in other debtors. Bank deposits represent amounts placed with financial institutions which require notice of withdrawal of more than 24 hours in order to avoid an interest penalty.

		Year end
		interest rates	2002	2001

Borrowings excluding overdrafts	Currency	%	£ million	£ million
Commercial paper	US dollar	1.72-2.91	1,600	1,310
Guaranteed notes 2001	US dollar	8.625	—	213
Repurchase agreement	Sterling	5.86	—	500
Repurchase agreement	Sterling	5.53	—	300
Bonds 2002	Euro	6.25	148	138
Guaranteed bonds 2003	US dollar	6.0	329	354
Guaranteed bonds 2004	US dollar	6.625	657	707
Zero coupon bonds 2004	US dollar	8.13	714	710
Guaranteed notes 2004	US dollar	7.125	131	142
Guaranteed bonds 2005	US dollar	6.125	328	354
Guaranteed bonds 2005	Sterling	9.0	200	199
Guaranteed notes 2005/2035	US dollar	7.45	263	284
Guaranteed debentures 2011	US dollar	9.0	196	211
Guaranteed debentures 2022	US dollar	8.0	196	211
Medium term notes	Various	Various	1,067	832
Guaranteed bond	Sterling	7.69	500	—
Preferred securities	US dollar	5.66-5.86	493	532
Interest rate and foreign currency swaps	Various	Various	(365)	(315)
Bank loans and others	Various	Various	340	377

Total			6,797	7,059

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

17   Net borrowings - (continued)

The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 18). The effective interest rate for the year, based on average net borrowings was 7.4% excluding associate interest. The above loans are stated net of unamortised finance costs of £113 million (2001 — £176 million) of which £92 million (2001 — £158 million) relates to the zero coupon bonds 2004.

The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2002 was 3.6% (2001 — 5.2%; 2000 — 6.0%).

The commercial paper is stated net of unamortised finance cost of £9 million (2001 — £4 million).

18   Financial instruments and risk management

Financial instruments comprise net borrowings (see note 17) together with other instruments deemed to be financial instruments including certain fixed asset investments, long term debtors, other long term creditors and provisions for liabilities and charges. Disclosures dealt with in this note exclude short term debtors and creditors where permitted by the accounting standard on derivatives and other financial instruments (FRS 13).

(i)  Currency risk management. The group publishes its financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.

The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross-currency interest rate swaps. During the year, the group’s policy was to hedge currency exposure on its net assets before net borrowings at approximately the following percentages — 75% for US dollars, 90% for euro currencies and 50% for other significant currencies. This policy leaves the remaining part of the group’s net assets before net borrowings subject to currency movements, and reduces the volatility of the interest charge, interest cover, gearing and absolute debt levels. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign currency equity investments, in accordance with SSAP 20 — Foreign currency translation. At 30 June 2002, the group’s US dollar and euro net assets before net borrowings were approximately 76% and 72% hedged by net borrowings, respectively.

The group manages on a rolling 12 month basis, the translation of a proportion of its forecast future profits denominated in US dollars and euro currencies, primarily with currency option cylinders (which consist of separate put and call options) and forward foreign exchange contracts. This limits in part the translation exposure of the group’s profit before exceptional items and tax to movements in the exchange rates. For the profits covered by currency option cylinders, the group is only exposed to exchange rate movements within a specified range. The impact of exchange rate movements outside that range is taken by the counterparty to the transaction. Gains and losses on option cylinders are recognised in the underlying hedged periods.

For currencies in which there is an active market, the group manages between 80% and 100% of transactional foreign exchange rate risk, up to 18 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction.

As at 30 June 2002 and 30 June 2001, currency cylinders, forwards and options protect the translation of estimated overseas profits for the year ending 30 June 2003 within the following weighted average ranges:

		30 June 2002		30 June 2001

		Hedged	Average	Hedged	Average
		amount	range	amount	range

		£ million		£ million
US dollar	— cylinders	—	—	713	1.44-1.49
	— forwards	214	1.41	121	1.43
Euro	— cylinders	58	1.52-1.64	223	1.56-1.64
	— forwards	250	1.56	108	1.75

The group’s expected transaction exposure, for currencies in which there is an active market, is hedged forward between 80% and 100% for the period ending 31 December 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

18   Financial instruments and risk management - (continued)

At 30 June 2002, as a result of the transaction and translation exposure cover outlined above, the group had the following outstanding gross foreign exchange contracts:

	Foreign currency amount			Percentage of total

	Purchase	Sell	Total	US dollar	Euro	Maturity

	£ million	£ million	£ million	%	%	Year
Transaction	409	2,307	2,716	54	30	2002-2003
Translation:
— Foreign currency forwards	—	165	165	100	—	2002
— Foreign currency swaps	2,315	3,141	5,456	66	23	2002
— Cross currency interest rate swaps	727	354	1,081	45	51	2002-2003

	3,451	5,967	9,418

At 30 June 2002, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of forward contract and other derivative financial instruments that have been utilised to match foreign currency exposure.

(ii)  Interest risk management. The group has an exposure to interest rate risk and, within this category of market risk, is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and floating rate commercial paper, and by utilising interest rate swaps, cross currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained such that projected UK GAAP net borrowings are fully floating after five years, and are approximately 50% fixed and 50% floating within five years. The floating element of US dollar net borrowings within five years is partly protected using interest rate collars. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges.

Such management serves to increase the accuracy of the business planning process and to help manage the interest cover ratio, which the group currently aims to maintain at a minimum level of five times over the long term. The group’s interest cover ratio may, however, go below such minimum level in the short term.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument.

At 30 June 2002, after taking account of interest rate swaps, cross-currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

					Impact of		Weighted	Weighted
					foreign		average	average
	Floating	Fixed	Interest		currency		fixed	time to
	rate	rate	free	Sub-total	swaps	Total	rate	maturity

	£ million	£ million	£ million	£ million	£ million	£ million	%	Years
Financial liabilities:
US dollar	(2,304)	(3,053)	(331)	(5,688)	(11)	(5,699)	5.5	2.7
Euro	(349)	(588)	(3)	(940)	(329)	(1,269)	4.8	3.3
Sterling	(739)	(300)	(3)	(1,042)	1,022	(20)	5.9	0.5
Other	(80)	(48)	—	(128)	(212)	(340)	5.1	0.9

	(3,472)	(3,989)	(337)	(7,798)	470	(7,328)	5.4	2.6

Guaranteed preferred securities	—	(371)	—	(371)	—	(371)	9.4	2.4

Financial assets:
US dollar	735	87	268	1,090	—	1,090	4.5	6.0
Euro	115	—	6	121	—	121	—	—
Sterling	222	331	12	565	—	565	7.0	0.6
Other	225	—	11	236	—	236	—	—

	1,297	418	297	2,012	—	2,012	6.5	1.7

Net financial (liabilities)/assets	(2,175)	(3,942)	(40)	(6,157)	470	(5,687)	5.7	2.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

18   Financial instruments and risk management - (continued)

At 30 June 2001, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

					Impact of		Weighted	Weighted
					foreign		average	average
	Floating	Fixed	Interest		currency		fixed	time to
	rate	rate	free	Sub-total	swaps	Total	rate	maturity

	£ million	£ million	£ million	£ million	£ million	£ million	%	Years
Financial liabilities:
US dollar	(2,610)	(2,445)	(141)	(5,196)	(184)	(5,380)	5.8	2.5
Euro	(377)	(565)	(13)	(955)	(400)	(1,355)	4.3	3.8
Sterling	(1,128)	(425)	(35)	(1,588)	1,226	(362)	4.6	1.7
Other	(56)	(146)	—	(202)	(210)	(412)	4.1	0.5

	(4,171)	(3,581)	(189)	(7,941)	432	(7,509)	5.4	2.5

Guaranteed preferred securities	—	(399)	—	(399)	—	(399)	9.4	3.4

Financial assets:
US dollar	798	137	161	1,096	—	1,096	6.5	7.4
Euro	204	—	15	219	—	219	—	—
Sterling	242	334	39	615	—	615	7.1	1.6
Other	300	—	1	301	—	301	—	—

	1,544	471	216	2,231	—	2,231	6.9	3.3

Net financial (liabilities)/assets	(2,627)	(3,509)	27	(6,109)	432	(5,677)	5.6	2.5

Floating rate financial liabilities bear interest based on short term interbank rates (predominantly six months LIBOR) and commercial paper rates.

Interest bearing financial liabilities comprise bonds, medium term notes, commercial paper issued, money market loans, repurchase and forward rate agreements, net obligations under finance leases and bank overdrafts. Financial liabilities on which no interest is paid consist of: provisions for liabilities and charges payable after one year in respect of employee incentive plans and provisions for business disposals of £57 million (2001 — £21 million); other creditors of £250 million (2001 — £60 million); and derivative financial instruments of £30 million (2001 — £108 million). Interest bearing financial assets comprise cash, short term liquid investments with financial institutions and certain fixed asset investments, loans and debtors. Financial assets on which no interest is paid include certain fixed asset investments, loans and long term debtors.

The foreign currency swaps, in the table above, adjust the currency basis of borrowings as part of the group’s policy to hedge its exposure to fluctuations on translation into sterling of its foreign currency net assets (see (i) above). The foreign currency swaps are short term in nature and therefore have a floating interest basis. They are shown after taking account of fixing interest rate swaps which transfer £439 million (2001 — £417 million) of euro floating rate interest liabilities arising from foreign currency swaps into euro fixed rate financial liabilities.

In addition to the interest rate and currency swaps reflected in the table above for 30 June 2002, the group has £1,806 million notional principal of US dollar interest rate collars which mature between 1 July 2003 and 1 January 2006 and have floors of 3.05%-6.32% and caps of 3.64%-8.75%.

At 30 June 2002, the group had the following portfolio of interest rate derivative instruments:

			Weighted	Weighted
	Receive	Pay	average	average
	fixed	fixed	interest	remaining	Forward
Currency instrument	notional	notional	rate	maturity	starting	Maturity

	£ million	£ million	%	Years	Year	Year
US dollar:
Interest rate swaps	3,041	—	6.5	4.4	—	2003-2022
Interest rate swaps	—	3,220	5.7	2.5	—	2002-2007
Forward starting	99	—	5.6	1.0	2003	2004
Forward starting	—	230	5.3	3.0	2003	2006
Euro:
Interest rate swaps	165	—	6.1	0.6	—	2002-2004
Interest rate swaps	—	604	4.8	2.2	—	2002-2006
Sterling:
Interest rate swaps	700	—	6.5	1.9	—	2003-2005

In addition to the above swaps, £325 million (2001 — £301 million) of euro interest rate swaps, with a weighted average remaining maturity of 0.5 years (2001 — 1.5 years), adjust the payment dates and the basis of their interest calculations on existing euro and dollar floating rate debt. At 30 June 2002, cross currency interest rate swaps also existed which effectively convert a Japanese yen medium term note (maturing 2002) to US dollars (£26 million) and euro medium term notes (maturing 2002 and 2003) to US dollars (£327 million). In addition, cross currency interest rate swaps convert £300 million of sterling investments to US dollar floating rate investments (maturing 2002).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

18   Financial instruments and risk management - (continued)

(iii) Maturity of financial liabilities

	2002				2001

	Bank loans		Finance		Bank loans		Finance
	and	Other	leases and		and	Other	leases and
	overdrafts	borrowings	other	Total	overdrafts	borrowings	other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Analysis by year of repayment:
After five years	1	623	164	788	—	686	64	750
From four to five years	—	3	11	14	1	353	7	361
From three to four years	—	329	10	339	3	626	7	636
From two to three years	16	595	10	621	9	1,207	7	1,223
From one to two years	10	1,800	36	1,846	6	802	34	842

Due after one year	27	3,350	231	3,608	19	3,674	119	3,812
Due within one year	586	3,101	33	3,720	400	3,187	110	3,697

	613	6,451	264	7,328	419	6,861	229	7,509

Other borrowings are net of interest rate and foreign currency swaps and forward rate agreements.

The group had available undrawn committed bank facilities at 30 June 2002 as follows:

	2002	2001

	£ million	£ million
Expiring within one year	1,250	1,248
Expiring in more than two years	855	1,021

	2,105	2,269

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and together with cash and cash equivalents support the group’s commercial paper programmes.

There are no financial covenants on the above short and long term borrowings. The committed bank facilities are subject to a minimum interest cover ratio of two times.

(iv)  Fair values. The estimated fair values of borrowings, guaranteed preferred securities, associated derivative financial instruments and other financial liabilities and assets at 30 June 2002 are set out below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivative financial instruments and other financial liabilities and assets are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. These are based on fair values obtained from third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

18   Financial instruments and risk management - (continued)

	2002		2001

	Net carrying	Estimated	Net carrying	Estimated
	amount	fair value	amount	fair value

	£ million	£ million	£ million	£ million
Primary financial instruments:
Borrowings due within one year including overdrafts	(3,718)	(3,531)	(3,602)	(3,711)
Borrowings due after one year	(3,711)	(4,016)	(3,993)	(4,096)
Cash at bank and liquid resources	1,596	1,596	1,842	1,842
Guaranteed preferred securities	(371)	(421)	(399)	(451)
Derivatives — interest rate contracts:
Interest rate swaps
— positive values	390	651	349	498
— negative values	(40)	(165)	(32)	(107)
Collars	(7)	(81)	(13)	(42)
Other interest rate contracts	8	—	—	2
Derivatives — foreign exchange contracts:
Transaction
— positive values	—	52	—	23
— negative values	—	(31)	—	(50)
Balance sheet translation
— positive values	97	98	25	27
— negative values	(66)	(66)	(10)	(10)
Foreign exchange options (profit translation)
— positive values	—	18	—	17
— negative values	—	(7)	2	(39)
Other:
Derivatives — futures and option commodity contracts	—	—	—	(4)
Other financial liabilities	(207)	(207)	(119)	(119)
Other financial assets	342	372	273	301

As part of the disposal of the packaged food business, Diageo may receive contingent consideration up to $395 million on 30 April 2003. The amount receivable is dependent on the share price and number of General Mills shares Diageo holds at that date. The estimated fair value of the contingent value right as at 30 June 2002 was $250 million (£164 million).

The difference between net carrying amount and estimated fair value reflects unrealised gains or losses inherent in the instrument based on valuations at 30 June 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

(v)  Hedges. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments, and deferred gains and losses in respect of financial instruments and terminated financial instruments used as hedges, at the beginning and end of the year.

	Unrecognised			Deferred

	Gains	Losses	Total	Gains	Losses	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Gains and losses:
On hedges at 30 June 2001	204	(197)	7	10	(23)	(13)
Arising in previous years recognised during 2002	99	(118)	(19)	3	(5)	(2)
On hedges at 30 June 2002	341	(245)	96	7	(17)	(10)
Of which gains/(losses) expected to be recognised in:
— year ending 30 June 2003	157	(119)	38	2	(3)	(1)
— year ending 30 June 2004 or later	184	(126)	58	5	(14)	(9)

(vi)  Commodity risk. The group hedges certain expected commodity purchase requirements with futures contracts traded on national exchanges. Open contracts at 30 June 2002, 30 June 2001 and 30 June 2000 and gains or losses realised in 2002, 2001 and 2000, or deferred at the balance sheet date were not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

18   Financial instruments and risk management - (continued)

(vii)  Credit risk. A large number of major international financial institutions are counterparties to the interest rate swaps, foreign exchange contracts and deposits transacted by the group. Counterparties for such transactions entered into during the year have a long term credit rating of A or better. The group monitors its credit exposure to its counterparties, together with their credit ratings, and, by policy, limits the amount of agreements or contracts it enters into with any one party. The notional amounts of financial instruments used in interest rate and foreign exchange management do not represent the credit risk arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive value.

Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings. At 30 June 2002, approximately 33% and 42% of the group’s cash at bank and liquid resources of £1,596 million were invested with UK and US based counterparties, respectively.

At 30 June 2002, approximately 31% and 23% of the group’s trade debtors of £1,349 million were due from UK and US based counterparties, respectively.

The group considers the possibility of material loss in the event of non-performance by a financial counterparty or the non payment of an account receivable to be unlikely.

19 Other creditors

	2002		2001

	Due within	Due after	Due within	Due after
	one year	one year	one year	one year

	£ million	£ million	£ million	£ million
Trade creditors	719	—	758	—
Corporate taxation	663	—	593	—
Other taxation including social security	267	—	253	—
Net obligations under finance leases	6	22	5	36
Other creditors	803	3	516	43
Ordinary dividends payable	458	—	453	—
Accruals and deferred income	729	24	917	17

	3,645	49	3,495	96

Gross obligation under finance leases due:
Between one and two years		6		10
Between two and three years		6		7
Between three and four years		6		7
Between four and five years		5		7
Thereafter		47		55

		70		86
Less: Future finance charges		(48)		(50)

		22		36

20 Provisions for liabilities and charges

		Restructuring
	Post	and		Deferred
	employment	integration	Disposal	taxation	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2001 as previously reported	281	34	33	74	231	653
Prior year adjustment (note 1)	—	—	—	76	—	76

	281	34	33	150	231	729
Exchange adjustments	(9)	—	(3)	2	(15)	(25)
Profit and loss account charge	15	8	44	178	26	271
Acquisitions and disposals	(160)	(11)	(4)	(32)	104	(103)
Utilised and other movements	—	(10)	(8)	—	(40)	(58)

At 30 June 2002	127	21	62	298	306	814

(a)  Post employment provisions were £127 million (2001 — £281 million), comprising £67 million post employment benefits in respect of US medical costs and £60 million in respect of unfunded pension liabilities (2001 — £213 million and £68 million, respectively). These provisions are mainly actuarially assessed and are long term.

(b)  Restructuring and integration provisions were £21 million, comprising £9 million for restructuring the beer production facilities, £7 million for Burger King store closures and £5 million in respect of other restructuring costs. The majority of these provisions will be utilised in the next financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

20  Provisions for liabilities and charges - (continued)

(c)  Disposal provisions were £62 million arising from commitments in respect of businesses sold. These provisions will predominantly be utilised within the next few years.

(d)  Deferred taxation was £298 million (see note 21).

(e)  Other provisions were £306 million (2001 — £231 million), including £53 million in respect of vacant properties, £124 million for a discounted value of an onerous contract on the acquisition of the Seagram spirits and wine businesses, £26 million for actuarially assessed non-insured claims and £35 million for employee incentive plans (2001 — £60 million, £nil, £57 million and £42 million, respectively). The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases; the non-insured claims are long term and the timing of their utilisation is not known; and the incentive plan provision will be utilised within the next few years.

21 Deferred taxation

		2002	2001

		£ million	£ million

	Accelerated depreciation	144	230
	Pension prepayments and provisions	150	204
	Post employment benefits other than pensions	(19)	(75)
	Restructuring and integration costs	(39)	(22)
	Tax losses net of valuation allowance	(46)	(30)
	Other timing differences	(86)	(215)

	Net provision	104	92

	Comprising:
	Deferred tax asset (note 16)	(194)	(58)
	Deferred tax provision (note 20)	298	150

	Provision/(asset) at beginning of the year	92	(18)
	Prior year adjustment (note 1)	—	48

		92	30
	Exchange adjustments	12	—
	Deferred tax charge in profit and loss account for the year (note 9)	132	62
	Acquisition of subsidiaries	(58)	—
	Disposal of subsidiaries	(74)	—

	Provision at end of the year	104	92

	The net deferred tax provision can be analysed as follows:
Current	— United Kingdom	(105)	(40)
	— United States and other overseas	(168)	(7)
Non-current	— United Kingdom	199	122
	— United States and other overseas	178	17

		104	92

Deferred tax is not generally provided in respect of liabilities which might arise on the distribution of unappropriated profits of overseas subsidiaries and associates, except where distributions of such profits are planned.

Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Operating losses of £228 million (2001 — £238 million) less a valuation allowance of £182 million (2001 — £208 million) are carried forward and are available to reduce future taxable income of certain subsidiaries in a number of foreign jurisdictions. £11 million of these operating losses, net of valuation allowance, have expiration dates through to 2012 and £35 million can be carried forward indefinitely.

22 Called up share capital

Authorised and issued share capital The authorised share capital of the company at 30 June 2002 was 5,329 million ordinary shares of 28 101/108 pence each (2001 and 2000 — 5,329 million) with an aggregate nominal value of £1,542 million (2001 and 2000 — £1,542 million). The allotted and fully paid share capital was 3,215 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £930 million (2001 — 3,411 million shares, aggregate nominal value £987 million; 2000 — 3,422 million shares, aggregate nominal value £990 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

22 Called up share capital - (continued)

Movements in called up share capital

(i)  During the year, 2 million ordinary shares (nominal value £1 million) were allotted under the share option schemes for a total consideration of £11 million (2001 — 7 million ordinary shares, nominal value £2 million, consideration £31 million; 2000 — 4 million ordinary shares, nominal value £1 million, consideration £12 million).

(ii)  The company purchased, and subsequently cancelled, 198 million ordinary shares (nominal value £58 million) during the year for a consideration including expenses of £1,658 million (2001 — 18 million ordinary shares, nominal value £5 million, consideration £108 million; 2000 — 9.5 million ordinary shares, nominal value £3 million, consideration £54 million).

Potential issues of ordinary shares

(i)  Under the executive share option schemes, directors and executives hold options to subscribe for up to 3 million (2001 — 6 million; 2000 — 12 million) ordinary shares at prices ranging between 391 pence and 863 pence per share, exercisable by 2012.

(ii)  Under the savings-related share option schemes for employees, employees hold options to subscribe for up to 1 million (2001 — 1 million; 2000 — 1 million) ordinary shares at prices ranging between 268 pence and 731 pence per share, exercisable by 2005.

23 Reserves attributable to equity shareholders

	Share		Capital	Profit
	premium	Revaluation	redemption	and loss
	account	reserve	reserve	account	Total

	£ million	£ million	£ million	£ million	£ million
At 30 June 1999 as previously reported	1,268	173	2,936	(1,343)	3,034
Prior year adjustment	—	—	—	(62)	(62)

	1,268	173	2,936	(1,405)	2,972
Retained earnings	—	—	—	277	277
Exchange adjustments	—	(2)	—	28	26
Tax charge on exchange in reserves	—	—	—	(7)	(7)
Premiums on share issues, less expenses	17	—	—	(6)	11
Repurchase of own shares	—	—	3	(54)	(51)
Goodwill on disposals of businesses	—	—	—	446	446
Transfers	—	(33)	10	23	—

At 30 June 2000	1,285	138	2,949	(698)	3,674
Retained earnings	—	—	—	456	456
Exchange adjustments	—	—	—	97	97
Tax charge on exchange in reserves	—	—	—	(17)	(17)
Premiums on share issues, less expenses	29	—	—	—	29
Repurchase of own shares	—	—	5	(108)	(103)
Transfers	—	(1)	—	1	—

At 30 June 2001	1,314	137	2,954	(269)	4,136
Retained earnings	—	—	—	850	850
Exchange adjustments	—	(4)	—	(89)	(93)
Premiums on share issues, less expenses	10	—	—	—	10
Repurchase of own shares	—	—	58	(1,658)	(1,600)
Goodwill on disposals of businesses	—	—	—	1,768	1,768
Transfers	—	(4)	—	4	—

At 30 June 2002	1,324	129	3,012	606	5,071

(a)  Aggregate goodwill written off against the profit and loss account, net of disposals, is £2,381 million (2001 — £4,288 million; 2000 — £4,094 million) including £541 million (2001 — £109 million; 2000 — £156 million) in respect of associates of which £442 million relates to the 22% equity interest in General Mills (see note 14). The exchange adjustments are net of gains of £267 million in respect of foreign currency net borrowings (2001 — losses of £229 million; 2000 — losses of £119 million).

(b)  At 30 June 2002 £3,441 million (2001 — £2,432 million; 2000 — £943 million) was available in the parent company, Diageo plc, for the payment of dividends.

(c)  At 30 June 2002 £818 million (2001 — £725 million; 2000 — £822 million) has been charged against the profit and loss account in respect of cumulative exchange adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

24 Movements in consolidated shareholders’ funds

	2002	2001	2000

	£ million	£ million	£ million
Profit for the year	1,617	1,207	990
Dividends	(767)	(751)	(713)

	850	456	277
Exchange adjustments	(93)	97	26
Tax charge on exchange in reserves	—	(17)	(7)
New share capital issued	11	31	12
Repurchase of own shares	(1,658)	(108)	(54)
Goodwill on disposals of businesses	1,768	—	446

Net movement in shareholders’ funds	878	459	700
Shareholders’ funds at beginning of the year	5,123	4,664	3,964

Shareholders’ funds at end of the year	6,001	5,123	4,664

Shareholders’ funds at 30 June 2001 were originally £5,187 million (2000 — £4,711 million) before deducting a prior year adjustment of £64 million (2000 — £47 million) — see note 1.

25 Minority interests — non-equity

Non-equity minority interests comprise £371 million 9.42% cumulative guaranteed preferred securities issued by subsidiaries (2001 — £399 million). The holders of these securities have no rights against group companies other than the issuing entity and, to the extent prescribed by the guarantee, the company. To the extent that payments due under the guarantee are not made because the company has insufficient distributable profits, the company has covenanted that it will not make any distribution on any share capital which ranks junior to these securities.

26 Net cash inflow from operating activities

	2002	2001	2000

	£ million	£ million	£ million
Operating profit	1,653	1,873	1,782
Exceptional operating costs	453	228	181
Restructuring and integration payments	(148)	(144)	(198)
Depreciation and amortisation charge	314	403	365
Increase in stocks	(145)	(30)	(21)
(Increase)/decrease in debtors	(160)	(46)	4
Increase/(decrease) in creditors and provisions	180	22	(45)
Other items	(139)	(30)	(25)

Net cash inflow from operating activities	2,008	2,276	2,043

Discontinued operations contributed £346 million (2001 — £852 million; 2000 — £625 million) to net cash inflow from operating activities. Other items includes the net cash payment to José Cuervo SA, and integration payments includes the costs associated with the spirits, wine and beer integration and the Seagram integration.

27 Purchase of subsidiaries

(i)  Seagram spirits and wine businesses acquired by the group

On 21 December 2001, Diageo and Pernod Ricard SA (Pernod Ricard) completed the acquisition of the Seagram spirits and wine businesses from Vivendi Universal SA (Vivendi) for $8.15 billion (£5.62 billion) in cash, subject to certain debt, working capital and other adjustments. Diageo’s share of the purchase price after adjustments was £3,657 million.

The transaction was structured such that each of Diageo and Pernod Ricard would acquire certain brands and related assets for integration into their respective global premium drinks businesses, with other brands and related assets being acquired and held jointly pending their disposal. The spirits and wine businesses comprised a number of separate legal entities and assets which were acquired by either Diageo, Pernod Ricard, or both parties jointly, but the effect was that the purchase consideration was funded in the overall proportions of 60.9% and 39.1% between Diageo and Pernod Ricard respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

27 Purchase of subsidiaries - (continued)

Diageo has accounted for the transaction as an acquisition, reflecting profits and losses arising from those brands and related assets acquired for its own use, consolidated from the acquisition date. For those brands and assets acquired and/or held jointly pending their disposal, Diageo and Pernod Ricard will share the net proceeds of disposal in the proportion 60.9% and 39.1% respectively. Accordingly the results of these brands have been excluded from the group consolidation. Diageo has accounted for its share of the estimated net disposal proceeds as businesses held for resale. It is expected that the disposal of these businesses will be completed within 12 months of the original acquisition.

The cost to acquire the Seagram spirits and wine businesses has been provisionally allocated to the assets acquired and liabilities assumed according to estimated fair values and is subject to adjustment when asset and liability valuations are finalised. The provisional fair value balance sheet of the acquired spirits and wine businesses at 21 December 2001 translated at the then exchange rate of £1=$1.44 has been assessed as follows:

		Accounting	Other
	Seagram	policy	fair value	Fair value
	book values	conformity	adjustments	balance sheet

	£ million	£ million	£ million	£ million
Brands	—	—	2,765	2,765
Goodwill	351	—	(351)	—
Tangible fixed assets	134	(10)	119	243
Investments	6	—	—	6
Stocks	303	98	51	452
Debtors	274	—	—	274
Businesses held for resale	174	—	66	240
Net borrowings	(6)	—	—	(6)
Creditors and provisions	(217)	—	(100)	(317)

Net assets acquired	1,019	88	2,550	3,657

Net borrowings acquired				6

				3,663
Adjustment for consideration not paid in current year				(130)

Net cash outflow				3,533

Adjustments to align accounting policies include the application of Diageo’s fixed asset depreciation rates to the Seagram assets, the inclusion of warehousing costs in maturing stocks and the restatement of stock values to a FIFO (first in first out) basis from a LIFO (last in first out) basis. Other provisional fair value adjustments comprise revaluations of stocks and tangible fixed assets and the provision of a discounted liability in respect of an onerous contract. Businesses held for resale are included at fair values based on their actual or estimated net disposal proceeds. Deferred tax has been established on these adjustments where appropriate. The fair value balance sheet may be subject to adjustment as the fair values are finalised during the year ending 30 June 2003.

The acquired Seagram spirits and wine businesses contributed £153 million during the year to net cash inflow from operating activities.

(ii) Other businesses acquired

	2002	2001	2000
	Fair value	Fair value	Fair value
	balance sheets	balance sheets	balance sheets

	£ million	£ million	£ million

Brands	—	50	—
Goodwill arising on acquisition	21	41	106
Tangible fixed assets	5	73	34
Investment in associates	1	(43)	—
Cash	—	10	—
Working capital	32	48	11

Net assets acquired	59	179	151
Minority interests	—	(33)	—

Purchase consideration paid	59	146	151
Cash acquired	—	(10)	—

Net cash outflow	59	136	151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

28 Sale of subsidiaries and businesses

(i) Disposal of The Pillsbury Company

On 31 October 2001, Diageo completed the disposal to General Mills of the worldwide operations of Pillsbury. Diageo received 134 million newly issued General Mills shares (approximately 32% of General Mills’ share capital) and $3,596 million of cash, being the agreed amount of $3,830 million, less Pillsbury’s outstanding borrowings at 30 June 2001 of $234 million. In addition, Diageo received an option to sell 55 million of its General Mills shares back to General Mills at a price of $42.14 per share. Diageo exercised this option on 1 November 2001, and received proceeds of $2,318 million, reducing its holding in General Mills to 22%. Diageo accounts for its investment in General Mills under the equity method. Diageo may also receive contingent consideration of up to $395 million at the eighteen-month anniversary of completion, if the General Mills share price prior to that anniversary is lower than $49. The amount receivable is dependent on the share price and the number of General Mills shares Diageo holds at that date.

A summary of the net assets disposed of, and the investment in associates acquired, translated at an exchange rate of £1 = $1.45, is as follows:

	$ million	£ million

Brands	3,520	2,427
Other intangibles	477	329
Tangible fixed assets	1,356	935
Other fixed assets	205	141
Current assets	1,518	1,047
Creditors due within one year	(692)	(477)
Net borrowings	(238)	(164)
Creditors due after one year	(69)	(47)
Provisions for liabilities and charges	(350)	(241)

Net assets disposed	5,727	3,950
Minority interests	(9)	(6)
Investment in General Mills	(2,787)	(1,922)
Gain on sale	468	322
Goodwill written back	2,423	1,671

Sale consideration received less transaction costs	5,822	4,015
Net borrowings	238	164

Net cash inflow	6,060	4,179

(ii) Disposal of Malibu, other brands and other businesses

	2002	2001	2000

	£ million	£ million	£ million
Brands	—	—	149
Other fixed assets	46	7	222
Businesses held for resale in respect of Seagram spirits and wine businesses	203	—	—
Working capital and provisions	102	41	(1)
Cash	—	5	71
Minority interests	—	(13)	(10)
Goodwill written back	77	—	446
Gain/(loss) on sale	499	(23)	(168)

Sale consideration received	927	17	709
Cash	—	(5)	(71)
Deferred consideration	(6)	—	—

Net cash inflow	921	12	638

The sale consideration received in the year ended 30 June 2002 includes the net proceeds in respect of the sales of the Malibu brand, Glen Ellen wines, the Croft and Delaforce port and sherry brands and Guinness World Records Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

29 Contingent liabilities

In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million). Including this guarantee, but net of the amount provided in these financial statements, the group has given performance guarantees and indemnities to third parties of £102 million (2001 — £47 million).

The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen.

On 1 May 2002, the Burger King Corporation was notified by counsel for the Council for Education and Research of Toxics (CERT) that it intended to file suit against Burger King alleging violations of the California Safe Drinking Water and Toxic Enforcement Act of 1986 and the California Unfair Business Practices Act for failure to warn of the presence of acrylamide in its french fries. A similar notice was delivered to the McDonald’s Corporation. Although the California Attorney General’s office has notified CERT that it believes the suit should not be filed on both procedural and substantive grounds, CERT filed suit against Burger King on 5 September 2002, before the Superior Court of the State of California in the County of Los Angeles. Given the early stage of the proceedings, Burger King cannot quantify the potential risks involved. Burger King will however, vigorously defend itself against these allegations should the suit proceed. Any liability arising from these proceedings will remain with the Burger King Corporation after its disposal.

Diageo is aware of two proposed class action lawsuits alleging that Burger King, McDonald’s, Kentucky Fried Chicken and Wendy’s have engaged in activities which have contributed, amongst other effects, to the claimants’ obesity. Burger King has not been served with process relating to either of these proceedings and it cannot quantify the potential risks involved. Any proceedings of this kind which might be brought against Burger King, however, will be strenuously defended.

In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the ‘Departments’) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products which are smuggled into Colombia by third parties. Such proceedings are thought to be likely to be similar to those brought against RJ Reynolds Tobacco Holdings, Inc. (RJR) in December 1999 by the Attorney General of Canada in the Northern District of New York. In the latter proceedings, the complaint was dismissed on RJR’s motion to dismiss on 30 June 2000. On 12 October 2001, the Second Circuit Court of Appeals affirmed the District Court’s order of dismissal. The Attorney General of Canada filed a petition for writ of certiorari to the U.S. Supreme Court on 7 March 2002. That petition is currently pending. The directors intend that any proceedings of this kind which might be brought against Diageo will be strenuously defended. In December 2000, Diageo filed suits against the Departments challenging the legality of any claim outside the Colombian administration and judicial system and also challenging the legality of the discriminatory nature of the Colombian taxing system; several of these suits are pending.

Save as disclosed above, neither Diageo nor any member of the Diageo group is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made in these financial statements for all liabilities that are reasonably likely and reasonably quantifiable.

30 Commitments

Capital expenditure. Commitments not provided for in these financial statements are estimated at £43 million (2001 — £69 million).

	2002			2001

	Land and			Land and
	buildings	Other	Total	buildings	Other	Total

Annual operating lease commitments.
	£ million	£ million	£ million	£ million	£ million	£ million
Annual minimum payments under operating leases expiring:
After five years	79	2	81	82	8	90
From one to five years	45	3	48	48	19	67
Within one year	8	1	9	3	5	8

Payments — due within one year	132	6	138	133	32	165

— one to two years			119			131
— two to three years			111			119
— three to four years			97			119
— four to five years			88			99
Thereafter — due after five years			564			628

			1,117			1,261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

31 Employee share option schemes

(i) Executive schemes

(a)  UK executive share option schemes (ESOS)

The group operates executive share option schemes and a supplemental scheme for senior executives. ESOS incorporates the former GrandMet scheme, the former Guinness PLC executive share option schemes and the Guinness PLC 1994 employee incentive trust. Options issued under these schemes may normally be exercised between three and ten years after the date granted. The last options granted under ESOS were in 1997.

(b)  US share option plan (USSOP)

This is a long term incentive plan under which options to purchase the company’s ADSs (one ADS is equivalent to four ordinary shares) were granted to senior US executives. Under the plan senior executives were granted an option to purchase ADSs at the higher of the nominal value of the ADSs and the market price of the ADSs at the time the option was granted. Options granted prior to 1 January 1994 may normally only be exercised between three and seven years after their grant. The last options granted under USSOP were in 1997. Option holdings and prices in the tables below, for the plan, are stated as ordinary share equivalents in pence translated at average and closing exchange rates as appropriate.

(c)  Diageo executive share option plan (DSOP)

This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options issued under this scheme may normally be exercised between three and ten years after the date granted.

(d)  Diageo associated companies share option plan (DACSOP)

This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The terms of the scheme are the same as for the DSOP plan.

(e)  Senior executive phantom share option scheme (SEPSOS)

This is a share price related bonus scheme. It allows a small number of senior executives to benefit over the period between the sixth and tenth year from grant, from movements in the price of Diageo ordinary shares. In normal circumstances, no payments can be made under SEPSOS before the fifth anniversary of the date of grant. Once exercised, payments (which can also be taken in the form of Diageo ordinary shares) are then spread with interest added over the period from exercise to the tenth anniversary of the date of grant. The scheme also contains significant forfeiture provisions. The last grant under this scheme was in 1996 and all payments will have been made within ten years from date of grant.

(f)  Diageo senior executive share option plan (SESOP)

This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at market price at date of grant. Options granted under the scheme may not normally be exercised unless a performance condition is satisfied. The performance condition applicable is linked to the increase in UK GAAP earnings per share. Once the performance condition is satisfied, options can be exercised up to ten years after the date of grant.

(ii)  Savings plans

(a)  UK savings-related share option scheme (SRSOS)

The UK savings-related share option scheme is an Inland Revenue approved scheme available to all UK employees. The scheme provides a long term savings opportunity for employees. The options may normally be exercised after three or five years, according to the length of the option period chosen by the employee, at a price not less than 80% of the market value of the shares at the time of the option grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

31 Employee share option schemes - (continued)

(b)  US employee stock purchase plan (USESPP)

This scheme provides a long term savings and investment opportunity for US employees. The options may normally be exercised 12 months after the grant of the option at a price equivalent to 85% of the market value of the ADSs at the time of the grant.

(c)  International savings-related share option plan (International)

The group also operates an international savings-related share option plan. The scheme provides a long term savings opportunity for employees outside the United Kingdom. The options may be exercised between one and five years after grant. The scheme has discount criteria ranging from nil to 20% devised in accordance with local conditions and practices.

(d)  Option holdings are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates and closing balances at year end exchange rates.

(iii)  Outstanding options

Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2002 were as follows:

Executive schemes:

			Options outstanding		Options exercisable

			Weighted
	Range of		average	Weighted		Weighted
	exercise	Number at	remaining	average	Number at	average
	prices	30 June 2002	contractual life	exercise price	30 June 2002	exercise price

	pence		months	pence		pence
Fixed schemes:
ESOS, USSOP,	300-399	175,191	24	391	175,191	391
DSOP and DACSOP	400-499	4,342,556	45	456	3,874,633	460
	500-599	6,811,142	89	535	169,683	547
	600-699	16,230,894	107	635	—	—
	700-799	167,146	104	710	—	—
	800-899	1,231,768	116	828	—	—

		28,958,697			4,219,507

Variable schemes:
SEPSOS and SESOP	300-399	16,558	30	382	16,558	382
	400-499	82,884	62	452	42,884	464
	500-599	5,993,972	95	555	—	—
	600-699	2,766,579	110	684	—	—

		8,859,993			59,442

Savings plans:

			Options outstanding		Options exercisable

			Weighted
	Range of		average	Weighted		Weighted
	exercise	Number at	remaining	average	Number at	average
	prices	30 June 2002	contractual life	exercise price	30 June 2002	exercise price

	pence		months	pence		pence
SRSOS, USESPP and	200-299	13,284	34	268	—	—
International	300-399	317,909	14	342	19,437	354
	400-499	4,883,999	19	471	87,862	412
	500-599	5,534,473	34	526	63,821	510
	600-699	75,356	36	665	—	—
	700-799	21,322	30	728	—	—

		10,846,343			171,120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

31 Employee share option schemes - (continued)

(iv) Transactions on schemes

(a)   Executive schemes:

Transactions on ESOS, USSOP, DSOP, DACSOP, SEPSOS and SESOP for options and phantom shares over ordinary shares and ADSs for the three years ended 30 June 2002 were as follows:

	ESOS, USSOP, DSOP, DACSOP		SEPSOS, SESOP*

		Weighted	Number of	Weighted
		average	phantom	average
	Number of	exercise	shares and	exercise
	options	price	options	price

		pence		pence
Balance outstanding at 30 June 1999	21,818,221	452	1,379,946	428
Granted	15,184,257	512	5,503,502	523
Exercised	(3,788,027)	436	(209,279)	403
Cancelled	(722,328)	492	(24,830)	524

Balance outstanding at 30 June 2000	32,492,123	484	6,649,339	507
Granted	8,957,049	640	3,887,245	591
Exercised	(11,259,658)	471	(1,425,811)	476
Cancelled	(1,870,249)	551	(692,846)	570

Balance outstanding at 30 June 2001	28,319,265	563	8,417,927	577
Granted	10,247,012	686	2,695,115	692
Exercised	(8,528,525)	538	(2,253,049)	571
Cancelled	(1,079,055)	588	—	—

Balance outstanding at 30 June 2002	28,958,697	592	8,859,993	594

Number of options exercisable at:
30 June 2002	4,219,507		59,442
30 June 2001	7,090,478		232,443
30 June 2000	17,612,265		817,339

*	SEPSOS are movements in phantom shares and SESOP are movements in options over shares.

(b)  Savings plans:

Transactions on SRSOS, USESPP and International schemes for options over ordinary shares and ADSs for the three years ended 30 June 2002 were as follows:

		Weighted
	Number of	average
	options	exercise price

		pence
Balance outstanding at 30 June 1999	20,435,636	422
Granted	4,741,803	490
Exercised	(7,030,539)	416
Cancelled	(2,914,782)	461

Balance outstanding at 30 June 2000	15,232,118	439
Granted	3,273,333	504
Exercised	(4,153,354)	435
Cancelled	(2,199,300)	447

Balance outstanding at 30 June 2001	12,152,797	456
Granted	3,351,163	540
Exercised	(3,800,177)	417
Cancelled	(857,440)	479

Balance outstanding at 30 June 2002	10,846,343	497

Number of options exercisable at:
30 June 2002	171,120
30 June 2001	53,547
30 June 2000	381,967

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

31 Employee share option schemes - (continued)

(v)  Share awards to executives

Prior to 17 December 1997, awards over shares were granted to senior executives under the Guinness Group long term incentive plan (GLTIP) and the Guinness Group 1991 employee incentive trust (EIT), with eventual transfer dependent on the performance of the company’s annualised total shareholder return against a comparator group of companies at the end of a minimum of three years after the date of grant. The final awards under GLTIP were paid out during the year and this scheme is now finished. These plans were replaced by the Total Shareholder Return plan (TSR).

The TSR benefited senior executives who were granted a conditional right to receive shares or ADSs or a cash sum if US participants. The right vests after the end of a three-year period following the date of grant (the ‘performance cycle’), provided a performance test is achieved. The performance test is a comparison of the annualised total shareholder return with the total shareholder returns of a defined peer group of 18 companies over a three-year period. The remuneration committee will not recommend the release of awards if there has not been an underlying improvement in the financial performance of the group.

The Diageo Incentive Share Plan (DISP) first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee. Awards under GLTIP, EIT, TSR and DISP were at nil award price.

Transactions on the EIT, GLTIP, TSR and DISP for awards of ordinary shares and ADSs for the three years ended 30 June 2002 were as follows:

Number of
awards of
ordinary
shares*

Balance outstanding at 30 June 1999	22,625,087
Granted under DISP and TSR	2,150,424
Awarded	(1,601,894)
Cancelled	(3,577,399)

Balance outstanding at 30 June 2000	19,596,218
Granted under DISP and TSR	1,454,042
Awarded	(5,566,990)
Cancelled	(5,754,227)

Balance outstanding at 30 June 2001	9,729,043
Granted under DISP and TSR	1,087,650
Awarded	(3,457,064)
Cancelled	(3,458,924)

Balance outstanding at 30 June 2002	3,900,705

No awards were exercisable at 30 June 2000, 2001 or 2002.

*	Award holdings over ADSs are stated as ordinary share equivalents.

(vi) Employee share trusts

The group funds trusts to acquire shares in the company to hedge its obligations under the EIT, TSR, DSOP, SESOP, DISP, former GrandMet and Guinness SRSOS, USESPP and its Irish executive schemes savings plans. Under UK GAAP, the shares held are accounted for as investments. Call options are used to manage the group’s obligations in respect of the supplemental executive share option scheme, USSOP, SEPSOS and Diageo SRSOS, USESPP and Irish executive schemes savings plans. The trusts purchase options from a third party equivalent to the outstanding options granted to executives. The premium for these third party options is deferred and included in debtors. The company has an obligation to fund the payment of deferred premium as it falls due. Dividends receivable by the employee share trusts on the shares are waived.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

32 Pending transactions and subsequent events

On 13 December 2002, Diageo completed the disposal of Burger King Corporation to the Burger King Acquisition Corporation, a newly formed company owned by Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. The disposal was made pursuant to an agreement which amended and restated an earlier stock purchase agreement signed on 25 July 2002 between Diageo and Burger King Acquisition Corporation. Diageo received approximately $1.2 billion in cash and a subordinated debt instrument issued by the holding company then owning all of the capital stock of Burger King in a principal amount of $212 million. The balance of the consideration was settled by the assumption of net debt, estimated by Diageo to be $86 million. In connection with the disposal, Diageo and certain of its wholly owned subsidiaries agreed to guarantee a $750 million term loan and a $100 million revolving line of credit on behalf of Burger King and its subsidiaries. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. Burger King is a leading company in the worldwide quick service restaurant industry and sells a range of hamburger, chicken and associated products. For the six months ended 31 December 2002, quick service restaurants contributed £479 million to turnover, £55 million to operating profit before goodwill amortisation and exceptional items and £53 million to operating profit. The primary statements and appropriate notes to the UK GAAP consolidated financial statements for the three years ended 30 June 2002 have been restated from those included in the 2002 Annual Report on Form 20-F to present the quick service restaurants business in discontinued operations. This restatement has no impact on profit for the year or shareholders’ equity. As a consequence of the transaction, any liability ultimately arising from pending or actual litigation or claims against Burger King, including those potential actions described in note 29, would remain with Burger King. Following completion of the transaction, in the absence of any direct claim or litigation against Diageo, the group’s liability in respect of pending or actual litigation or claims against Burger King would be limited to claims made under the contract provision for warranties and indemnities.

On 4 September 2002, Diageo announced that it will relinquish its US distribution rights for Bass Ale to Interbrew with effect from 30 June 2003 for a sum of $105 million (£69 million). The settlement will be accounted for in the six months ending 30 June 2003. The ongoing impact on Diageo following the ending of these arrangements with Interbrew is not expected to be material to Diageo’s future turnover or operating profit.

In October 2002, Diageo and General Mills entered into two call option agreements in which Diageo granted to General Mills call options over 29,092,320 of General Mills’ ordinary shares held by Diageo. Under the call option agreements, from a date no earlier than 1 May 2003 through to 28 September 2005, General Mills may exercise the call options subject to certain limitations. The premium for the call options was an aggregate of $89 million. General Mills has agreed to pay $51.56 per share upon exercise of the call options. The call options expire on 28 October 2005.

33 Reconciliation to US accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in the United Kingdom. UK GAAP differs in certain significant respects from US GAAP. The differences in respect of net income and shareholders’ equity are set out below:

Effect on net income of differences between UK and US GAAP:

				Year ended	Year ended
				30 June 2001	30 June 2000
			Year ended	(restated-	(restated-
			30 June 2002	see note 1)	see note 1)

	Notes		£ million	£ million	£ million
Net income in accordance with UK GAAP			1,617	1,207	990
Adjustments to conform with US GAAP:
Brands	(a	)	—	(230)	(221)
Goodwill and other intangibles	(a	)	(137)	(212)	(188)
Inventories	(b	)	(58)	(74)	(94)
Restructuring and integration costs	(c	)	82	—	—
Pensions and other post employment benefits	(d	)	19	28	(21)
Derivative instruments	(e	)	(100)	(17)	17
Contingent value right	(f	)	166	—	—
Disposals of businesses	(g	)	1,022	—	243
Employee share trust arrangements	(i	)	(6)	(24)	(1)
Other items			23	(46)	3
Deferred taxation
— on above adjustments	(k	)	(49)	32	36
— other	(k	)	(25)	94	34

Net income in accordance with US GAAP			2,554	758	798

Earnings per ordinary share	(l	)
Basic earnings per ordinary share in accordance with US GAAP			77.0p	22.4p	23.5p
Basic earnings per American Depositary Share in accordance with US GAAP			308.0p	89.6p	94.0p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

Cumulative effect on shareholders’ equity of differences between UK and US GAAP:

				30 June 2001
				(restated-
			30 June 2002	see note 1)

	Notes		£ million	£ million
Shareholders’ equity in accordance with UK GAAP			6,001	5,123
Adjustments to conform with US GAAP:
Brands	(a	)	2,780	2,125
Goodwill and other intangibles	(a	)	4,196	6,313
Inventories	(b	)	224	282
Pensions and other post employment benefits	(d	)	(524)	(43)
Derivative instruments	(e	)	(127)	(23)
Contingent value right	(f	)	166	—
Investment in General Mills	(g	)	213	—
Disposals of businesses	(g	)	(90)	—
Revaluation of land and buildings	(h	)	(36)	(41)
Employee share trust arrangements	(i	)	(219)	(169)
Ordinary dividends	(j	)	458	453
Other differences in accounting principles			(38)	(49)
Deferred taxation
— on above adjustments	(k	)	52	(78)
— other	(k	)	(1,740)	(2,013)

Shareholders’ equity in accordance with US GAAP			11,316	11,880

A description of accounting differences between UK and US GAAP, that are material to the group, are set out below.

(a)	Brands, goodwill and other intangibles: Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives — up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives, they are not amortised. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 — Goodwill and Other Intangible Assets. The standard requires that intangible assets arising on acquisitions with estimable useful lives, are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill arising on a combination of businesses is tested for impairment annually in lieu of amortisation. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful economic lives, acquired prior to 1 July 2001, be tested for impairment on implementation of the standard. No charge for impairment was required as a result of this test. As at 30 June 2002, an impairment in the carrying value of goodwill of £135 million attributable to the group’s quick service restaurants business has been accounted for.

(b)	Accounting for the merger of the former GrandMet Group and the former Guinness Group: For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is utilised.

(c)	Restructuring and integration costs: The rules for recognising restructuring and integration costs in the statement of income are generally consistent between UK and US GAAP. On the acquisition of a business, however, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as fair value adjustments to goodwill under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

(d)	Pensions and other post employment benefits: There are differences in the methods of valuation required under UK and US GAAP for valuing assets and liabilities of defined benefit pension plans. US GAAP is generally more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. In addition, under US GAAP, a minimum pension liability is recognised in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. In 2002 Diageo has recognised a minimum pension liability of £569 million, as a component of other comprehensive income resulting in a reduction in shareholders’ equity under US GAAP. There is no impact on net income under US GAAP.

(e)	Derivative instruments: The group uses derivative instruments for financial risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions are not recognised until realised. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP. This treatment reduces the effect on the profit and loss account from gains and losses arising from changes in their fair values. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are taken to the profit and loss account.

(f)	Contingent value right: Under UK GAAP, the contingent value right received in connection with the disposal of The Pillsbury Company is treated as a contingent asset and is therefore not recognised until its receipt becomes virtually certain. Under US GAAP, this contingent value right represents a derivative under SFAS 133 and is accordingly held at its estimated fair value at the balance sheet date with changes in fair value included in the profit and loss account.

(g)	Disposals of businesses: Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of assets under UK and US GAAP. As a consequence of this, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP. On 31 October 2001, the group disposed of The Pillsbury Company and acquired a 22% equity investment in General Mills, Inc. The gain on this disposal under US GAAP is higher than that recorded under UK GAAP, because of such differences in carrying value, particularly in respect of intangible assets and deferred tax. The investment in General Mills under US GAAP is also greater than under UK GAAP.

As explained in Note 29, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million). Under UK GAAP, Diageo has provided for the amounts which it could have paid to settle the liability or transfer it to a third party as a cost of the transaction. Under US GAAP, rather than providing for the cost as under UK GAAP, Diageo would have deferred that element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. The excess of the gain deferred for US GAAP over the amount provided under UK GAAP, has been charged in determining US GAAP net income with a corresponding effect on shareholders’ equity in accordance with US GAAP.

(h)	Revaluation of land and buildings: UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group’s properties were carried out in 1988 which under US GAAP have not been reflected in the consolidated financial statements.

(i)	Employee share trust arrangements: Employee share trusts have been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the company’s ordinary shares held by the employee share trusts are included at cost in fixed asset investments and are written down over the period until the option vests to the amount of the option price payable by employees upon exercise. Under US GAAP, such shares are treated as treasury shares and are deducted from shareholders’ equity at cost and are only written off when the employee exercises their option.

(j)	Ordinary dividends: Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of declaration of the dividend.

(k)	Deferred taxation: The group has restated its UK GAAP tax charge for the years ended 30 June 2001 and 30 June 2000, and its UK GAAP deferred tax balances as at 30 June 2001 to comply with the new UK accounting standard FRS 19 — Deferred tax. This standard eliminates a number of the differences between accounting for deferred tax under UK and US GAAP. However, UK GAAP permits that no provision for deferred tax should be made on the acquisition of a business where an asset acquired has no tax basis. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill.

(l)	Earnings per ordinary share: Under UK GAAP and US GAAP, earnings per ordinary share are generally consistent and are based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

(m)	Discontinued operations: UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued business is disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from net income from continuing operations. The Pillsbury Company and Burger King have been treated as discontinued operations under UK GAAP but included within continuing operations under US GAAP.

Statement of comprehensive income under US GAAP

Under UK GAAP the group presents a consolidated statement of total recognised gains and losses which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 30 June 2002 is as follows:

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Net income	2,554	758	798
Currency translation adjustments	(266)	140	69
Minimum pension liability	(569)	—	(3)

	1,719	898	864
Income tax expense in respect of currency translation adjustments	—	(17)	(7)
Income tax expense in respect of minimum pension liability	171	—	—

Comprehensive income	1,890	881	857

Movements on US GAAP shareholders’ equity

	Year ended 30 June

	2002	2001

	£ million	£ million
Shareholders’ equity in accordance with US GAAP at beginning of the year	11,880	11,802
Net income	2,554	758
Minimum pension liability	(569)	—
Deferred tax relief on minimum pension liability	171	—
Dividends	(762)	(726)
New share capital issued	11	31
Repurchase of own shares for cancellation	(1,658)	(108)
Net change in employee share trust arrangements	(45)	—
Exchange adjustments	(266)	140
Tax charge on exchange in reserves	—	(17)

Shareholders’ equity in accordance with US GAAP at end of the year	11,316	11,880

US GAAP balance sheet

A summary consolidated balance sheet under US GAAP at 30 June 2002 is set out below.

	As at 30 June

	2002	2001

	£ million	£ million
Total current assets	6,528	6,174
Property plant and equipment	2,505	3,132
Intangible assets, net	12,093	13,791
Other long term assets	5,027	2,858

Total assets	26,153	25,955

Short term borrowings	3,701	3,527
Other current liabilities	3,582	3,210
Long term borrowings	3,870	3,993
Other long term liabilities	3,129	2,740
Minority interests	555	605
Shareholders’ equity	11,316	11,880

Total liabilities and shareholders’ equity	26,153	25,955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

Under US GAAP at 30 June 2002, the gross value, prior to amortisation, of brands was £9,011 million (2001 — £8,916 million) and goodwill and other intangibles was £4,908 million (2001 — £7,945 million).

Under US GAAP, cumulative exchange adjustments charged against retained surplus are separately identified. This does not result in any difference between total shareholders’ equity under UK and US GAAP.

US GAAP cash flows

The group’s financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1 Revised).

FRS 1 (Revised)’s objective and principles are similar to those set out in the US accounting standard SFAS No. 95, ‘Statement of Cash Flows’. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. SFAS No. 95 requires only three categories of cash flow activity being operating, investing and financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS No. 95, capital expenditure and financial investment would be included as an investing activity under SFAS No. 95, and equity dividends paid would be classified as a financing activity under SFAS No. 95.

In addition, ‘cash’ for the purposes of the cash flow statement under FRS 1 (Revised), includes bank overdrafts but excludes liquid resources (current asset investments held as readily available disposable stores of value). Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. Liquid resources, with a maturity of three months or less at the date acquired, are considered to be cash equivalents and the movements thereon included in the overall cash movement under US GAAP.

A summarised consolidated cash flow under US GAAP is as follows:

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Cash inflow from operating activities	1,380	1,679	1,405
Cash inflow/(outflow) from investing activities	1,021	(1,032)	(301)
Cash outflow from financing activities	(2,571)	(417)	(1,434)

(Decrease)/increase in cash and cash equivalents	(170)	230	(330)
Exchange adjustments	(48)	28	(7)
Cash and cash equivalents at beginning of the year under US GAAP	1,006	748	1,085

Cash and cash equivalents at end of the year under US GAAP	788	1,006	748
Short term investments with original maturities of more than three months	808	836	315

Cash at bank and liquid resources under UK GAAP at end of the year	1,596	1,842	1,063

New accounting standards and pronouncements in the United States

SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets: SFAS No. 141 and SFAS No. 142 were issued in July 2001. Under SFAS No. 141, all business combinations initiated after 30 June 2001 must be accounted for using the purchase method. The pooling of interest method is no longer permitted. Any intangible assets arising on acquisitions with estimable useful lives, are required to be amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill, arising on a combination of a business, is tested for impairment annually in lieu of being amortised. Upon adoption of SFAS No. 142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. The test for impairment of intangible assets with identifiable useful lives and goodwill must be carried out annually. Any impairment loss identified on the date of adoption of SFAS No. 142 should be accounted for as a cumulative effect of change in accounting principle.

The group adopted the requirements of SFAS No. 141 and SFAS No. 142 for the first time on 1 July 2001. Accordingly amortisation of intangible assets with indefinite useful lives and goodwill ceased from that date, resulting in an increase in US GAAP net income of £400 million (basic earnings per share 12.1p). If the standard had been applied in the year ended 30 June 2001 US GAAP net income would have been £456 million (13.5p) higher (2000 — £414 million, and 12.2p respectively).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

Upon adoption of SFAS No. 142 the group reassessed the useful lives and residual values of all intangible assets acquired. For the assessment of impairment on adoption of the standard on 1 July 2001, the group determined the carrying value of reporting units by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The group determined the fair value of each reporting unit and compared this value with the carrying value, and no impairment charge was required. At 30 June 2002, an impairment in the carrying value of goodwill of £135 million attributable to the group’s quick service restaurants business has been accounted for.

The following new accounting pronouncements have not yet been adopted in the UK to US GAAP reconciliations.

SFAS No. 143 Accounting for Asset Retirement Obligations: On 16 August 2001 SFAS No. 143 was issued. This statement addresses the accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The group is first required to comply with SFAS No. 143 in the year ending 30 June 2003. Diageo does not anticipate the impact of SFAS No. 143 to be material to the group.

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets: SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains many of the fundamental provisions of that statement. SFAS No. 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The group is required to adopt the provisions of SFAS No. 144 for the year ending 30 June 2003. Diageo does not anticipate the impact of SFAS No. 144 to be material to the group.

SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities: SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6 Elements of Financial Statements. SFAS No. 146 superceded EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit/disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after 31 December 2002. Restatement of prior periods is not required. Since SFAS No. 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS No. 146 cannot be determined in advance.

EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products: EITF 01-09 was issued in November 2001. The pronouncement codifies and reconciles the consensus reached on EITF 00-14, 00-22 and 00-25, which addresses the recognition, measurement and profit and loss account classification of certain selling expenses. The adoption of this issue will result in the reclassification of certain selling expenses including sales incentives, slotting fees, buydowns and distributor payments from selling, general and administrative expenses to a reduction in sales. The group estimates that the adoption of EITF 01-09 in the year ended 30 June 2002 decreased sales and marketing expense by £89 million for premium drinks and £217 million for The Pillsbury Company (2001 — £82 million and £619 million, respectively; 2000 — £76 million and £523 million respectively). The adoption of EITF 01-09 has no impact on net income.

Share option schemes

Under US GAAP, the group has complied with APB No. 25 — Accounting for Stock Issued to Employees

The group has complied with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. If the company had elected to recognise compensation expense based upon the fair value at grant date for awards made in the three years ended 30 June 2002 under these plans consistent with the alternative methodology set out in SFAS No. 123, net income and earnings per ordinary share would be the pro forma amounts indicated below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Net income
As reported	2,554	758	798
Pro forma	2,543	748	788
Earnings per ordinary share
As reported	77.0p	22.4p	23.5p
Pro forma	76.7p	22.1p	23.2p

These pro forma amounts may not be representative as they are subjective in nature and involve uncertainties and matters of judgment, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options which, in determining the pro forma impact, is assumed to be amortised in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2002	2001	2000

Weighted average exercise price of options whose exercise price equals the market price on the grant date (DSOP, DACSOP and SESOP)	687pence	625pence	512pence
Weighted average assumptions
Risk free interest rate	4.6%	5.3%	6.5%
Expected life of the options	60months	60months	60months
Expected volatility	30%	30%	28%
Dividend yield	3.0%	3.7%	3.4%
Weighted average fair value of options granted in year	248pence	233pence	132pence
Weighted average exercise price of options whose exercise price is less than the market price on the grant date (SRSOS, USESPP and International)	540pence	504pence	490pence
Weighted average assumptions
Risk free interest rate	4.4%	5.1%	6.5%
Expected life of the options	39months	38months	38months
Expected volatility	30%	30%	28%
Dividend yield	3.0%	3.7%	3.4%
Weighted average fair value of options granted in year	223pence	169pence	163pence
Number of options granted in the year	16.3 million*	16.1 million*	25.4 million*
Fair value of all options granted in the year	£40million	£35million	£35million

*	An option over one ADS has been treated as the equivalent to four options over ordinary shares.

The TSR plan, DISP, GLTIP and EIT plans are not subject to the disclosure requirements of SFAS No. 123.

Pension plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans generally are of the defined benefit type. The principal plans are in the United Kingdom, the United States and Ireland. All plans are funded by payments to separately administered funds or insurance companies. The total cost for all pension plans that would be charged to the US GAAP statement of income comprises a £17 million charge (2001 — £17 million; 2000 — £17 million) in respect of defined contribution schemes and an £82 million charge (2001 — £75 million credit; 2000 — £3 million credit) in respect of defined benefit plans including a £125 million charge (2001 and 2000 — £nil) in respect of SFAS No. 88 following the disposal of The Pillsbury Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

The totals of the group’s periodic pension credits for defined benefit plans and the funded status of those plans, calculated in accordance with SFAS No. 87, were as follows:

	2002	2001	2000

	£ million	£ million	£ million
Service cost	71	80	91
Interest cost	249	251	230
Expected return on assets	(389)	(401)	(340)
Amortisation of:
Unrecognised prior service cost	17	17	7
Unrecognised transitional obligation	—	(1)	(1)
Unrecognised net gain	(5)	(23)	(4)
Termination, curtailment and settlements	14	2	14
SFAS No. 88 charge in respect of The Pillsbury Company	125	—	—

Net periodic pension charge/(income)	82	(75)	(3)

The funded status of the group’s defined benefit plans and the amounts recognised in the balance sheet were as follows:

	2002	2001

	£ million	£ million
Projected benefit obligations at beginning of the year	4,424	4,017
Service cost	71	80
Interest cost	249	251
Plan amendments	—	3
Special termination settlements	15	—
Actuarial loss	162	271
Employee contributions	9	9
Benefits and expenses paid	(210)	(234)
Disposal of The Pillsbury Company	(621)	—
Exchange adjustments	28	27

Projected benefit obligations at end of the year	4,127	4,424

Plan assets at fair value at beginning of the year	5,525	6,121
Actual return on plan assets	(716)	(424)
Contributions by the group	5	11
Employee contributions	9	9
Benefits and expenses paid	(210)	(234)
Disposal of The Pillsbury Company	(804)	—
Exchange adjustments	32	42

Plan assets at fair value at end of the year	3,841	5,525

(Deficit)/excess of plan assets over benefit obligations	(286)	1,101
Unrecognised net transition asset	—	(1)
Unrecognised prior service cost	132	158
Unrecognised net loss/(gain)	844	(501)

	690	757

The amounts that would be recognised in the US GAAP financial statements would be:
Pension prepayment	322
Accrued benefit obligation	(336)
Intangible asset	135
Accumulated other comprehensive income	569

	690

The Diageo pension scheme has an unfunded accumulated benefit obligation. The projected benefit obligation, accumulated benefit obligation and the fair value of the plan assets are £2,986 million, £2,887 million and £2,571 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

The following weighted average assumptions were used to determine the group’s obligations under the plans:

	US plans			Non-US plans

	2002	2001	2000	2002	2001	2000

	%	%	%	%	%	%
Discount rate	7.5	7.5	8	5.9	6.2	6
Expected return on plan assets	9.5	10	10	7.8	7.6	7
Salary increases	6.25	6.25	6.25	4.5	4.5	4.75

Contributions are made by the group, on actuarial advice, to provide assets sufficient to cover the benefit entitlements of plan participants. Generally, benefits are based on a formula recognising length of service and earnings close to retirement.

Postretirement benefits other than pensions

The group also operates a number of plans, primarily in the United States, which provide employees with postretirement insurance. The plans are generally unfunded. The liability in respect of these benefits is assessed by qualified independent actuaries under the projected unit method and is included in other long term liabilities.

The postretirement medical and life insurance costs for the plans in the United States calculated in accordance with SFAS No. 106 were as follows:

	2002	2001	2000

	£ million	£ million	£ million
Service cost	2	3	3
Interest cost	9	15	12
Expected return on assets	(1)	(1)	(1)
Amortisation of unrecognised net gain	(1)	(2)	(2)
Other non-recurring costs	—	—	2
SFAS No. 88 credit in respect of The Pillsbury Company	(174)	—	—

Postretirement (income)/charge	(165)	15	14

	2002	2001

	£ million	£ million
Accumulated postretirement benefit obligations at beginning of the year	227	180
Service cost	2	3
Interest cost	9	15
Plan amendments	5	—
Actuarial (gain)/loss	(3)	32
Benefits and expenses paid	(9)	(19)
Disposal of The Pillsbury Company	(145)	—
Exchange adjustments	(10)	16

Accumulated postretirement benefit obligations at end of the year	76	227

Plan assets at fair value at beginning of the year	15	11
Actual return on plan assets	1	7
Contributions by the group	9	16
Benefits and expenses paid	(9)	(19)
Exchange adjustments	(1)	—

Plan assets at fair value at end of the year	15	15

Excess of benefit obligations over plan assets	(61)	(212)
Unrecognised prior service cost	4	(2)
Unrecognised net gain	(6)	(32)

Accrued postretirement benefits at end of the year	(63)	(246)

The weighted average discount rate used for determining the obligations of postretirement medical plans is 7.5% (2001 — 7.5%; 2000 — 8%). Medical inflation for beneficiaries is 5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

33 Reconciliation to US accounting principles - (continued)

The impact on the service and interest cost of the postretirement cost and the accumulated postretirement benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2002	2001	2000

	£ million	£ million	£ million
Impact of 1% increase in medical care inflation rates:
Aggregate of service cost and interest cost	1	2	1
Accumulated postretirement benefit obligations at end of the year	8	15	12
Impact of 1% decrease in medical care inflation rates:
Aggregate of service cost and interest cost	(1)	(1)	(1)
Accumulated postretirement benefit obligations at end of the year	(7)	(14)	(11)

34 Companies Act 1985

The consolidated financial statements do not constitute ‘statutory accounts’ within the meaning of the Companies Act 1985 of Great Britain for any of the years presented. Statutory accounts for the years ended 30 June 2002 and 2001 have been filed with the United Kingdom’s Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

These consolidated financial statements exclude certain parent company statements required by the Companies Act 1985, however, they include all other material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss and balance sheet items.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Profit and		Balance
	beginning	loss account		at end
	of the year	movements	Other	of the year

	£ million	£ million	£ million	£ million
Year ended 30 June 2002
Fixed asset investments (excluding investments in associates and investments in own shares)	37	9	(22)	24
Investments in own shares	45	14	(30)	29
Provision against debtors	100	9	11	120
Provision against stocks	56	5	(10)	51
Year ended 30 June 2001
Fixed asset investments (excluding investments in associates and investments in own shares)	21	16	—	37
Investments in own shares	56	25	(36)	45
Provision against debtors	78	14	8	100
Provision against stocks	58	(2)	—	56
Year ended 30 June 2000
Fixed asset investments (excluding investments in associates and investments in own shares)	22	—	(1)	21
Investments in own shares	64	16	(24)	56
Provision against debtors	71	7	—	78
Provision against stocks	52	6	—	58

PRINCIPAL GROUP COMPANIES

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies. A full list of subsidiaries, all of which are consolidated, will be included in the company’s next annual return having made use of the exemption in section 231 of the Companies Act 1985.

	Country of	Country of	Percentage of
	incorporation	operation	equity owned	Business description

Premium drinks
Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and
(formerly Guinness UDV Ireland)				distribution of premium drinks.

Diageo Great Britain Limited	England	Worldwide	100%	Production, marketing and
(formerly Guinness United Distillers & Vintners Limited)				distribution of premium drinks.

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and
(formerly Guinness United Distillers & Vintners Scotland Limited)				distribution of premium drinks.

Guinness United Distillers & Vintners
BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks.
Guinness United Distillers & Vintners
Amsterdam BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks.
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing and
(formerly Guinness UDV North America, Inc)				marketing of premium drinks.

Joseph E Seagram & Sons, Inc.	United States	Worldwide	100%	Production, marketing and
(merged into Diageo North America, Inc on 16 December 2002)				distribution of premium drinks.

Quick service restaurants
Burger King Corporation	United States	Worldwide	100%	Quick service
(disposed of on 13 December 2002)				restaurants.

Corporate
Diageo Capital plc(a)	Scotland	United Kingdom	100%	Financing company for the group.

Diageo Finance plc(a)	England	United Kingdom	100%	Financing company for the group.

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group.

Associates
Moët Hennessy, SNC	France	Worldwide	34%	Production and distribution of premium drinks.

General Mills, Inc(b)	United States	Worldwide	22%	Manufacture and marketing of consumer food products.

(a)	Directly owned by Diageo plc.

(b)	The group owns 79 million shares of common stock (par value $0.10 each) in General Mills, Inc.

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Year ended 30 June 2002

The following unaudited condensed pro forma consolidated financial information (the pro forma information) reflects the disposal of Pillsbury and the acquisition of 22% of General Mills.

On 31 October 2001, Diageo completed the disposal to General Mills of the worldwide operations of Pillsbury. Diageo received 134 million newly issued General Mills shares (approximately 32% of General Mills’ share capital) and $3,596 million of cash, being the agreed amount of $3,830 million less Pillsbury’s outstanding borrowings at 30 June 2001 of $234 million. In addition, Diageo received an option to sell 55 million of its General Mills shares back to General Mills at a price of $42.14 per share. Diageo exercised this option on 1 November 2001, and received proceeds of $2,318 million, reducing its holding in General Mills to 22%. Diageo accounts for its investment in General Mills under the equity method. Diageo will also receive up to $395 million at the eighteen-month anniversary of the completion, depending on the General Mills share price shortly prior to that anniversary and the number of General Mills shares Diageo continues to hold.

The unaudited condensed pro forma consolidated profit and loss account for the year ended 30 June 2002 is drawn up as if the above transactions had occurred on 1 July 2001. The pro forma represents the profit and loss account of the group for the year ended 30 June 2002, excluding Pillsbury’s actual results for the four months ended 31 October 2001 and including a 22% share of General Mills’ estimated profit and loss account for the four months ended 31 October 2001 excluding Pillsbury, aggregated with a 22% share of the estimated profit and loss account of Pillsbury for the four months ended 31 October 2001. The pro forma information does not reflect (i) any of the cost savings expected to arise as a result of the combination (ii) interest income on the cash received from General Mills of $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1 = $1.45) nor (iii) Diageo’s share of the interest cost on the cash paid by General Mills of $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1 = $1.45).

The pro forma information has been prepared based on SEC requirements and does not purport to represent what the group’s results of operations actually would have been if such transactions in fact had occurred on such dates, or to project the group’s results of operations for any future period. The adjustments described in the notes to the pro forma information are estimated adjustments made to adjust the General Mills’ information from US GAAP to UK GAAP.

The pro forma information has been prepared in accordance with UK GAAP which varies in certain significant respects from US GAAP. Application of US GAAP would have affected the pro forma net income for the year ended 30 June 2002 to the extent summarised on page A-3.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION - (continued)

Unaudited condensed pro forma consolidated profit and loss account

			Pro forma
	Historical		adjustments

	Diageo
	year ended		Acquisition
	30 June 2002	Pillsbury	of associate	Pro forma
	(see note a)	(see note b)	(see note c)	30 June 2002

	£ million	£ million	£ million	£ million
Turnover	11,282	(1,455)	—	9,827
Operating costs	(9,629)	1,271	—	(8,358)

Operating profit	1,653	(184)	—	1,469
Share of profits of associates	283	(13)	109	379

Trading profit	1,936	(197)	109	1,848
Disposal of fixed assets	(22)	—	—	(22)
Sale of businesses (net)	821	(322)	—	499
Interest payable (net)	(399)	5	(11)	(405)

Profit before taxation	2,336	(514)	98	1,920
Taxation	(632)	180	(36)	(488)

Profit after taxation	1,704	(334)	62	1,432
Minority interests	(87)	1	—	(86)

Profit for the year	1,617	(333)	62	1,346

Basic earnings per share	48.8p			40.6p

Notes

(a)	The Diageo condensed pro forma consolidated profit and loss account has been derived from Diageo’s consolidated financial statements for the year ended 30 June 2002. A £322 million gain is included within sale of businesses (net) and a £103 million taxation charge is included within taxation in respect of the disposal of Pillsbury. These results include a 22% equity share of an estimate of the General Mills profit and loss account for the eight months ended 30 June 2002, post General Mills’ acquisition of Pillsbury. This estimate has been based on General Mills’ actual results for the 52 weeks ended 26 May 2002.

(b)	The Pillsbury results are based on Pillsbury’s consolidated profit and loss account for the four months ended 31 October 2001 used for the preparation of Diageo’s consolidated financial statements and have been translated using the weighted average exchange rate for the year ended 30 June 2002 of £1 = $1.44. Taxation has been estimated at 39% (being Pillsbury’s estimated effective tax rate) on Pillsbury’s profit before goodwill amortisation, exceptional items and taxation. The gain on the disposal of Pillsbury of £322 million and the associated taxation of £103 million shown in the Diageo consolidated profit and loss account have been eliminated. No adjustment has been made to reflect any assumed interest savings as a result of the net receipt of $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1 = $1.45) from General Mills.

(c)	(i) The associate results have been based on 22% of the estimated profit and loss account of General Mills for the four months ended 31 October 2001 and 22% of the actual Pillsbury profit and loss account for the four months ended 31 October 2001 excluding the net gain on the disposal of Pillsbury. The estimate of General Mills’ results has been based on General Mills’ actual results for the 13 weeks ended 26 August 2001, translated using the average exchange rate for the year ended 30 June 2002 of £1=$1.44. General Mills’ results do not include any adjustment to reflect the interest costs of financing the $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1=$1.45) payment in respect of the transaction. In addition, adjustments have been made to restate General Mills’ US GAAP financial information to UK GAAP. The adjustments are as follows:

— To restate General Mills’ net pension income using Diageo’s UK GAAP pension assumptions; and

— To provide deferred taxation on the above adjustment.

Diageo believes substantially all of the excess of its cost of investment in General Mills over General Mills’ historical cost net assets represents goodwill and the intangible value of General Mills’ brands. The goodwill and the value of General Mills’ brands have been capitalised as part of Diageo’s investment in General Mills. Given the nature of General Mills’ business and its underlying brands, the directors consider that these assets do not have a finite life and, consequently, they will not be subject to annual amortisation. Annual impairment reviews will be undertaken with any resulting charges taken to operating profit.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION - (continued)

(ii)  The pro forma profit for the four months ended 31 October 2001 from the investment in General Mills is attributable to:

£ million

22% of adjusted General Mills’ estimated net income	38
22% of US to UK GAAP adjustments to General Mills’ estimated net income	(1)
22% of Pillsbury’s profit for the period	25

62

(d)	The pro forma unaudited ratio of earnings to fixed charges and preferred share dividends is 3.8 under UK GAAP.

Reconciliation of unaudited Diageo condensed pro forma information from UK to US GAAP

(a)        The accounting policies followed in the preparation of the pro forma information in accordance with UK GAAP differ in some respects from those under US GAAP and such differences are described in note 33 to the UK GAAP consolidated financial statements. The differences that have a material effect, with respect to Pillsbury, on the pro forma net income are:

(i)	Pensions and other post employment benefits;

(ii)	Employee share trust arrangements; and

(iii)	Deferred taxation

For the purposes of the reconciliation of the pro forma net income to US GAAP, the pro forma impact of the acquisition of a 22% interest in General Mills has been determined using the accounting required by SFAS No. 141 and SFAS No. 142 which were adopted by Diageo as at 1 July 2001. It has been assumed that any goodwill or other intangible resulting from this transaction would have an indefinite useful life. The pro forma net income under US GAAP includes no amortisation expense with respect to General Mills assets acquired. Note 33 to the UK GAAP consolidated financial statements includes a summary of SFAS No. 141 and SFAS No. 142.

(b)       The calculation of pro forma consolidated net income in accordance with US GAAP is as follows:

	Year ended 30 June 2002

	£ million	£ million
Net income as per the unaudited condensed pro forma consolidated profit and loss account in accordance with UK GAAP		1,346
Total group adjustments to conform with US GAAP as set out in the UK/US GAAP reconciliation on page F-56	937
Less — UK to US GAAP adjustments to the net gain on the disposal of Pillsbury	(957)

		(20)
Less — UK to US GAAP adjustments in respect of Pillsbury:
Pensions and other post employment benefits	(5)
Employee share trust arrangements	2
Deferred taxation	2

		(1)
Add — 22% of UK to US GAAP adjustments in respect of Pillsbury		—
— 22% of UK to US GAAP adjustments in respect of General Mills		1

Pro forma net income in accordance with US GAAP		1,326

Basic earnings per ordinary share		40.0p

Fully diluted earnings per ordinary share is not disclosed as it is not significantly different from basic earnings per ordinary share.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE
DIVIDENDS

Under UK GAAP (unaudited)

	Six months ended
	31 December		Year ended 30 June

	2002	2001	2002	2001	2000	1999	1998

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, and minority interests	(208)	1,275	2,336	1,722	1,451	1,467	1,683
Less: Income from discontinued operations before taxes on income and minority interests	1,344	(582)	(606)	(536)	(581)	(527)	(595)
Less: Share of associates income other than 50% associates	(209)	(113)	(200)	(169)	(161)	(152)	(138)
Add: Dividend income receivable from associates other than 50% associates	30	42	76	84	44	41	48
Add: Fixed charges	276	243	563	498	515	475	499
Less: Preferred share dividends payable	(17)	(18)	(38)	(37)	(37)	(36)	(36)

	1,216	847	2,131	1,562	1,231	1,268	1,461

Fixed charges
Interest payable	254	220	515	450	466	431	450
Add: Preferred share dividends payable	17	18	38	37	37	36	36
Add: Share of 50% associates interest payable	—	—	—	1	—	1	4
Add: One third of rental expense for continuing operations	5	5	10	10	12	7	9

	276	243	563	498	515	475	499

	ratio	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	4.4	3.5	3.8	3.1	2.4	2.7	2.9

Under US GAAP (unaudited)

							Nine months
	Six months ended						ended
	31 December		Year ended 30 June				30 June

	2002	2001	2002	2001	2000	1999	1998

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Earnings
Net income from continuing operations	151	1,800	2,554	758	798	392	430
Add: Minority interest charges	45	42	87	80	74	85	48
Add: Taxes on income from continuing operations	206	389	706	309	317	286	238
Less: Share of unconsolidated affiliates income other than 50% unconsolidated affiliates	(214)	(128)	(239)	(106)	(142)	(229)	(57)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	30	42	76	84	44	41	38
Add: Fixed charges	292	568	593	545	552	499	443
Less: Preferred share dividends payable	(17)	(18)	(38)	(37)	(37)	(36)	(27)

	493	2,695	3,739	1,633	1,606	1,038	1,113

Fixed charges
Interest payable	256	528	514	461	469	433	385
Add: Preferred share dividends payable	17	18	38	37	37	36	27
Add: Share of 50% unconsolidated affiliates interest payable	1	1	1	2	2	1	3
Add: One third of rental expense for continuing operations	18	21	40	45	44	29	28

	292	568	593	545	552	499	443

	ratio	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	1.7	4.7	6.3	3.0	2.9	2.1	2.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

18 March 2003	/s/NC ROSE Name: NC Rose Title: Finance Director